                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER, 2005

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                        PERUSAHAAN PERSEROAN (PERSERO)
                                        PT TELEKOMUNIKASI INDONESIA

                                        ---------------------------------------
                                                    (REGISTRANT)


DATE OCTOBER 31, 2005                   BY         /s/ Rochiman Sukarno
                                           -------------------------------------
                                                       (SIGNATURE)

                                                      ROCHIMAN SUKARNO
                                                      HEAD OF INVESTOR RELATION

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF SEPTEMBER 30, 2004 AND 2005
(Figures in table are presented in millions, except share data)

                                                                         2004                2005
                                                                      ----------   ------------------------
                                                           NOTES          RP           RP       US (NOTE 3)
                                                        -----------   ----------   ----------   -----------
                                                                      (Restated)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                2c,2f,6,48    6,112,466    5,447,032        529
Temporary investments                                    2c,2g,7,48      107,799       28,624          3
Trade accounts receivable                                2c,2h,8,48
   Related parties - net of allowance for doubtful
      accounts of Rp143,591 million in 2004
      and Rp129,618 million in 2005                                      578,696      441,035         43
   Third parties - net of allowance for doubtful
      accounts of Rp562,013 million in 2004
      and Rp591,933 million in 2005                                    3,281,881    3,009,885        292
Other accounts receivable - net of allowance for
   doubtful accounts of Rp35,442 million in 2004
   and Rp9,545 million in 2005                             2c,2h,48       57,802       82,977          8
Inventories - net of allowance for obsolescence of
      Rp47,102 million in 2004 and Rp52,780
      million in 2005                                          2i,9      171,746      212,115         21
Prepaid expenses                                        2c,2j,10,48      659,127    1,054,681        102
Prepaid taxes                                                   42a       64,845       20,320          2
Other current assets                                       2c,11,48       44,412       13,606          1
                                                                      ----------   ----------      -----
Total Current Assets                                                  11,078,774   10,310,275      1,001
                                                                      ----------   ----------      -----

NON-CURRENT ASSETS
Long-term investments - net                                   2g,12       72,743      101,734         10
Property, plant and equipment - net of accumulated
   depreciation of Rp27,427,268 million in 2004
   and Rp33,923,855 million in 2005                        2k,2l,13   38,703,128   41,784,683      4,057
Property, plant and equipment under revenue-
   sharing arrangements - net of accumulated
   depreciation of Rp779,243 million in 2004
   and Rp486,858 million in 2005                           2m,14,51      275,144      472,296         46
Prepaid pension cost                                          2q,45      449,029      496,485         48
Advances and other non-current assets                      2c,15,48      427,702    1,428,886        139
Goodwill and other intangible assets - net of
   accumulated amortization of Rp1,622,839
   million in 2004 and Rp2,534,648 million in 2005         1c,2d,16    5,403,143    4,722,811        458
Advance payments for investment in shares of stock               5e       65,458           --         --
Escrow account                                                   17      215,001      113,122         11
                                                                      ----------   ----------      -----
Total Non-current Assets                                              45,611,348   49,120,017      4,769
                                                                      ----------   ----------      -----
TOTAL ASSETS                                                          56,690,122   59,430,292      5,770
                                                                      ==========   ==========      =====

   See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED) (CONTINUED)
AS OF SEPTEMBER 30, 2004 AND 2005
(Figures in table are presented in millions, except share data)

                                                                                  2004                2005
                                                                               ----------   ------------------------
                                                                   NOTES           RP           RP       US (NOTE 3)
                                                                 -----------   ----------   ----------   -----------
                                                                               (Restated)
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Trade accounts payable                                              2c,18,48
   Related parties                                                                756,222      744,772         72
   Third parties                                                                3,248,571    3,005,503        292
Other accounts payable                                                             39,932       44,299          4
Taxes payable                                                         2s,42b    1,490,932    1,833,742        178
Dividends payable                                                               1,153,412       33,712          3
Accrued expenses                                                    2c,19,48    1,682,082    1,626,214        158
Unearned income                                                           20      928,724    1,599,150        155
Advances from customers and suppliers                                     21      328,392      250,326         24
Short-term bank loans                                               2c,22,48      397,537      675,190         66
Current maturities of long-term liabilities                         2c,23,48    2,565,797    2,088,094        203
                                                                               ----------   ----------      -----
Total Current Liabilities                                                      12,591,601   11,901,002      1,155
                                                                               ----------   ----------      -----

NON-CURRENT LIABILITIES
Deferred tax liabilities - net                                        2s,42e    3,448,697    3,068,403        298
Unearned income on revenue-sharing arrangements                     2m,14,51      133,136      346,158         34
Unearned initial investor payments under joint
   operation scheme                                                    2n,50       28,117       19,681          2
Provision for long service award                                 2c,2r,46,48      552,187      581,636         56
Provision for post-retirement health care benefits               2c,2r,47,48    2,776,897    2,785,828        271
Provision for other post-retirement benefits                             45b       13,234       23,662          2
Long-term liabilities - net of current maturities
   Two-step loans - related party                                   2c,24,48    6,505,888    5,095,273        495
   Notes and bonds                                                        25    1,711,807    1,600,068        155
   Bank loans                                                       2c,26,48    2,579,220    1,900,100        184
   Liabilities for acquisition of subsidiaries and KSO IV                 27    3,568,342    3,564,041        346
   Other long-term debt                                                             9,150           --         --
                                                                               ----------   ----------      -----
Total Non-current Liabilities                                                  21,326,675   18,984,850      1,843
                                                                               ----------   ----------      -----
MINORITY INTEREST IN NET ASSETS OF SUBSIDIARIES                           28    4,462,324    5,879,149        571
                                                                               ----------   ----------      -----

STOCKHOLDERS' EQUITY
Capital stock - Rp250 par value per Series A
   Dwiwarna share and Series B share Authorized - one
   Series A Dwiwarna share and
      79,999,999,999 Series B shares
   Issued and fully paid - one Series A Dwiwarna share
      and 20,159,999,279 Series B shares                               1b,29    5,040,000    5,040,000        489
Additional paid-in capital                                                30    1,073,333    1,073,333        104
Difference in value of restructuring transactions
   between entities under common control                                  31   (7,288,271)  (7,288,271)      (708)
Difference due to change of equity in associated companies                2g      385,595      385,595         38
Unrealized gain on investment in securities available for sale            2g          490        5,471          1
Translation adjustment                                                    2g      230,045      232,728         23
Retained earnings
   Appropriated                                                                 1,680,813    1,803,397        175
   Unappropriated                                                              17,187,517   21,413,038      2,079
                                                                               ----------   ----------      -----
Total Stockholders' Equity                                                     18,309,522   22,665,291      2,201
                                                                               ----------   ----------      -----
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                     56,690,122   59,430,292      5,770
                                                                               ==========   ==========      =====

   See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2004 AND 2005
(Figures in table are presented in millions, except share and per ADS data)

                                                                             2004                2005
                                                                          ----------   ------------------------
                                                              NOTES           RP            RP      US (NOTE 3)
                                                         --------------   ----------   ----------   -----------
                                                                          (Restated)
OPERATING REVENUES
   Telephone                                                      2p,32
      Fixed lines                                                          8,351,943    8,313,529        807
      Cellular                                                             7,689,968    9,937,763        965
   International                                                     33       53,886      280,227         27
   Interconnection                                             2p,34,48    4,314,231    5,466,032        531
   Joint operation schemes                                     2n,35,50      481,545      479,839         47
   Data and Internet                                                 36    3,357,232    4,857,210        472
   Network                                                           37      468,479      425,256         41
   Revenue-sharing arrangements                                2m,38,51      128,134      174,645         17
   Other telecommunications services                                         249,811      219,451         21
                                                                          ----------   ----------      -----

   Total Operating Revenues                                               25,095,229   30,153,952      2,928
                                                                          ----------   ----------      -----

OPERATING EXPENSES
   Personnel                                                         39    4,053,243    5,140,718        499
   Depreciation                                          2k,2l,2m,13,14    4,482,860    4,940,704        480
   Operations, maintenance and telecommunication
      services                                                       40    3,387,144    4,511,496        438
   General and administrative                                        41    1,837,295    2,051,961        199
   Marketing                                                                 639,855      714,322         69
                                                                          ----------   ----------      -----

   Total Operating Expenses                                               14,400,397   17,359,201      1,685
                                                                          ----------   ----------      -----

OPERATING INCOME                                                          10,694,832   12,794,751      1,243
                                                                          ----------   ----------      -----

OTHER INCOME (CHARGES)
   Interest income                                                   48      219,280      221,655         22
   Interest expense                                                  48   (1,126,136)    (918,165)       (89)
   Gain (loss) on foreign exchange - net                             2e     (883,977)    (886,578)       (86)
   Equity in net income (loss) of associated companies            2g,12        2,283       10,350          1
   Others - net                                                              347,542      390,394         38
                                                                          ----------   ----------      -----

   Other income (charges) - net                                           (1,441,008)  (1,182,344)      (114)
                                                                          ----------   ----------      -----

INCOME BEFORE TAX                                                          9,253,824   11,612,407      1,129

TAX EXPENSE                                                      2s,42c
   Current tax                                                            (3,057,132)  (4,002,983)      (389)
   Deferred tax                                                               98,074      283,768         28
                                                                          ----------   ----------      -----

                                                                          (2,959,058)  (3,719,215)      (361)
                                                                          ----------   ----------      -----

INCOME BEFORE MINORITY INTEREST IN NET
   INCOME OF SUBSIDIARIES                                                  6,294,766    7,893,192        768

MINORITY INTEREST IN NET INCOME OF
   SUBSIDIARIES                                                      28   (1,439,236)  (2,111,559)      (205)
                                                                          ----------   ----------      -----

NET INCOME                                                                 4,855,530    5,781,633        563
                                                                          ==========   ==========      =====

BASIC EARNINGS PER SHARE                                          2t,43
   Net income per share                                                       240.85       286.79       0.03
                                                                          ==========   ==========      =====
   Net income per ADS
   (40 Series B shares per ADS)                                             9,633.99    11,471.49       1.11
                                                                          ==========   ==========      =====

   See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED) FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2004 AND 2005
(Figures in table are presented in millions)

                                                                                DIFFERENCE IN
                                                                                   VALUE OF
                                                                                RESTRUCTURING      DIFFERENCE
                                                                                  TRANSACTIONS    DUE TO CHANGE
                                                                  ADDITIONAL   BETWEEN ENTITIES     OF EQUITY
                                                       CAPITAL     PAID-IN       UNDER COMMON     IN ASSOCIATED
                 DESCRIPTION                  NOTES     STOCK      CAPITAL          CONTROL         COMPANIES
-------------------------------------------   -----   ---------   ----------   ----------------   -------------
                                                          RP          RP              RP               RP
BALANCE AS OF JANUARY 1, 2004                         5,040,000    1,073,333      (7,288,271)        385,595
Prior period adjustment                                      --           --              --              --
                                                      ---------    ---------      ----------         -------
BALANCE AS OF JANUARY 1, 2004 - RESTATED              5,040,000    1,073,333      (7,288,271)        385,595
Unrealized gain on investment in securities     2g
   available for sale                                        --           --              --              --
Foreign currency translation of CSM           2g,12          --           --              --              --
Resolved during the Annual General Meeting
   of the Stockholders on July 31, 2003
   Declaration of cash dividend                 44           --           --              --              --
   Appropriation for general reserve            44           --           --              --              --
Net income for the year                                      --           --              --              --
                                                      ---------    ---------      ----------         -------
BALANCE AS OF SEPTEMBER 30, 2004 - RESTATED           5,040,000    1,073,333      (7,288,271)        385,595
                                                      =========    =========      ==========         =======

                                                  UNREALIZED
                                                   GAIN ON
                                                  INVESTMENT                             RETAINED EARNINGS           TOTAL
                                                 IN SECURITIES     TRANSLATION   -----------------------------   STOCKHOLDERS'
                 DESCRIPTION                  AVAILABLE FOR SALE   ADJUSTMENTS   APPROPRIATED   UNAPPROPRIATED       EQUITY
-------------------------------------------   ------------------   -----------   ------------   --------------   -------------
                                                     RP                 RP             RP             RP              RP
BALANCE AS OF JANUARY 1, 2004                         --             224,232       1,559,068      16,318,920      17,312,877
Prior period adjustment                               --                  --              --        (821,575)       (821,575)
                                                     ---             -------       ---------      ----------      ----------
BALANCE AS OF JANUARY 1, 2004 - RESTATED              --             224,232       1,559,068      15,497,345      16,491,302
Unrealized gain on investment in securities
   available for sale                                490                  --              --              --             490
Foreign currency translation of CSM                   --               5,813              --              --           5,813
Resolved during the Annual General Meeting
   of the Stockholders on July 31, 2003
   Declaration of cash dividend                       --                  --              --      (3,043,613)     (3,043,613)
   Appropriation for general reserve                  --                  --         121,745        (121,745)             --
Net income for the year                               --                  --              --       4,855,530       4,855,530
                                                     ---             -------       ---------      ----------      ----------
BALANCE AS OF SEPTEMBER 30, 2004 - RESTATED          490             230,045       1,680,813      17,187,517      18,309,522
                                                     ===             =======       =========      ==========      ==========

          See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
(CONTINUED)
FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2004 AND 2005
(Figures in table are presented in millions)

                                                                                DIFFERENCE IN
                                                                                   VALUE OF
                                                                                 RESTRUCTURING      DIFFERENCE
                                                                                 TRANSACTIONS     DUE TO CHANGE
                                                                  ADDITIONAL   BETWEEN ENTITIES     OF EQUITY
                                                       CAPITAL     PAID-IN       UNDER COMMON     IN ASSOCIATED
                 DESCRIPTION                  NOTES     STOCK      CAPITAL          CONTROL         COMPANIES
-------------------------------------------   -----   ---------   ----------   ----------------   -------------
                                                         RP          RP               RP               RP
BALANCE AS OF JANUARY 1, 2005                         5,040,000   1,073,333       (7,288,271)        385,595
Prior period adjustment                                      --          --               --              --
                                                      ---------   ---------       ----------         -------
BALANCE AS OF JANUARY 1, 2004 - RESTATED              5,040,000   1,073,333       (7,288,271)        385,595
Placement on fixed income mutual fund                        --          --               --              --
Foreign currency translation of CSM           2g,12          --          --               --              --
Resolved during the Annual General Meeting
   of the Stockholders on June 24, 2005
   Declaration of cash dividend                 44           --          --               --              --
   Appropriation for general reserve            44           --          --               --              --
Net income for the year                                      --          --               --              --
                                                      ---------   ---------       ----------         -------
BALANCE AS OF SEPTEMBER 30, 2005                      5,040,000   1,073,333       (7,288,271)        385,595
                                                      =========   =========       ==========         =======

                                                  UNREALIZED
                                                    GAIN ON
                                                  INVESTMENT                            RETAINED EARNINGS            TOTAL
                                                IN SECURITIES      TRANSLATION   -----------------------------   STOCKHOLDERS'
                 DESCRIPTION                  AVAILABLE FOR SALE   ADJUSTMENTS   APPROPRIATED   UNAPPROPRIATED       EQUITY
-------------------------------------------   ------------------   -----------   ------------   --------------   -------------
                                                       RP               RP             RP            RP               RP
BALANCE AS OF JANUARY 1, 2005                          884           229,595       1,680,813      19,139,393      20,261,342
Prior period adjustment                                 --                --              --        (464,178)       (464,178)
                                                     -----           -------       ---------      ----------      ----------
BALANCE AS OF JANUARY 1, 2004 - RESTATED               884           229,595       1,680,813      18,675,215      19,797,164
Placement on fixed income mutual fund                4,587                --              --              --           4,587
Foreign currency translation of CSM                     --             3,133              --              --           3,133
Resolved during the Annual General Meeting
   of the Stockholders on June 24, 2005
   Declaration of cash dividend                         --                --              --      (2,921,226)     (2,921,226)
   Appropriation for general reserve                    --                --         122,584        (122,584)             --
Net income for the year                                 --                --              --       5,781,633       5,781,633
                                                     -----           -------       ---------      ----------      ----------
BALANCE AS OF SEPTEMBER 30, 2005                     5,471           232,728       1,803,397      21,413,038      22,665,291
                                                     =====           =======       =========      ==========      ==========

          See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2004 AND 2005
(Figures in table are presented in millions)
--------------------------------------------------------------------------------

                                                                 2004                 2005
                                                              ----------   --------------------------
                                                                  RP            RP       US$ (NOTE 3)
                                                              ----------   -----------   ------------
                                                              (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
   Telephone
      Fixed lines                                              8,900,742     9,090,375         883
      Cellular                                                 8,688,496    10,520,320       1,022
   Joint operation scheme                                        522,231       449,757          44
   Interconnection - net                                       2,605,403     5,362,258         521
   Other services                                              2,046,857     5,083,528         493
                                                              ----------   -----------      ------
   Total cash receipts from operating revenues                22,763,729    30,506,238       2,963
Cash payments for operating expenses                          (9,192,774)  (11,498,669)     (1,116)
                                                              ----------   -----------      ------

Cash generated from operations                                13,570,955    19,007,569       1,847
                                                              ----------   -----------      ------

Interest received                                                226,053       217,592          21
Income tax payments                                           (2,611,147)   (3,165,418)       (307)
Interest paid                                                   (900,716)     (933,298)        (91)
Cash receipt (refund) from/to customers and advances              17,380        (9,810)         (1)
                                                              ----------   -----------      ------

Net Cash Provided by Operating Activities                     10,302,525    15,116,635       1,469
                                                              ----------   -----------      ------

CASH FLOWS FROM INVESTING ACTIVITIES
Placement of short-term investments and time deposits - net      (92,804)       (8,675)         (1)
Proceeds from sale of property, plant and equipment               48,699       120,589          12
Acquisition of property, plant and equipment                  (4,266,626)   (7,410,978)       (720)
Increase (decrease) in advance for acquisition of
   property, plant and equipment                                      --       (38,034)         (4)
Increase (decrease) in advances and others                         7,368        26,725           3
                                                              ----------   -----------      ------

Net Cash Used in Investing Activities                         (4,303,363)   (7,310,373)       (710)
                                                              ----------   -----------      ------

CASH FLOWS FROM FINANCING ACTIVITIES
Received of long-term liabilities                                693,058     1,029,092         100
Repayments of Telkomsel's Guaranteed Notes                      (504,101)     (780,565)        (76)
Repayments of long-term liabilities                           (2,977,802)   (2,688,862)       (261)
Repayments of Medium Term Notes                                       --      (290,000)        (29)
Cash dividends paid                                           (2,536,732)   (4,202,184)       (408)
Decrease (increase) in escrow accounts                           232,837       (76,842)         (7)
                                                              ----------   -----------      ------

Net Cash Used in Financing Activities                         (5,092,740)   (7,009,361)       (681)
                                                              ----------   -----------      ------

NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                                              906,422       796,901          78

EFFECT OF EXCHANGE RATE CHANGES
   ON CASH AND CASH EQUIVALENTS                                  111,572      (205,993)        (20)

CASH AND CASH EQUIVALENTS AT BEGINNING
   OF YEAR                                                     5,094,472     4,856,124         471
                                                              ----------   -----------      ------

CASH AND CASH EQUIVALENTS AT END OF YEAR                       6,112,466     5,447,032         529
                                                              ==========   ===========      ======

       See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (CONTINUED)
FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2004 AND 2005
(Amounts in millions)
--------------------------------------------------------------------------------

                                                          2004               2005
                                                       ----------   ----------------------
                                                           RP         RP      US$ (NOTE 3)
                                                       ----------   -------   ------------
                                                       (Restated)
SUPPLEMENTAL CASH FLOW INFORMATION

Noncash investing and financing activities:
   Increase in property under construction through
      the incurrence of long-term debts                   741,584   294,229        29
   Payment of insurance premium through
      the incurrence of long-term debts                        --   (63,757)       (6)
   Acquisition of subsidiary through the issuance of
      Promissory Notes                                  3,257,566        --        --

    See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.   GENERAL

     A.   ESTABLISHMENT AND GENERAL INFORMATION

          Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the "Company") was originally part of "Post en Telegraafdienst", which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and published in State Gazette No. 52 dated April 3, 1884.

          In 1991, based on Government Regulation No. 25 year 1991, the status of the Company was changed into a state-owned limited liability corporation ("Persero"). The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his decision letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette of the Republic of Indonesia No. 210 dated January 17, 1992, Supplement No. 5. The articles of association have been amended several times, the most recent amendment was made through deed No. 26 dated July 30, 2004, of Notary A. Partomuan Pohan, S.H., LLM., among others, to increase the Company's authorized, issued and fully paid share capital by means of a 2-for-1 stock split. The notarial deed was approved by the Minister of Justice and Human Rights of the Republic of Indonesia in his decision letter No. C-23270 HT.01.04.TH.2004 dated September 17, 2004, and was published in State Gazette of the Republic of Indonesia No. 5 dated January 18, 2005.

          In accordance with article 3 of its articles of association, the scope of the Company's activities is as follows:

          1. The Company's objective is to provide telecommunications and information facilities and services, in accordance with prevailing regulations.

          2. To achieve the above objective, the Company is involved in the following activities:

               i. Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

               ii. Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

               iii. Performing activities and other undertakings in connection with the utilization and development of the Company's resources and optimizing the utilization of the Company's property, plant and equipment, information systems, education and training, and repairs and maintenance facilities.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

     A.   ESTABLISHMENT AND GENERAL INFORMATION (continued)

          The Company's principal business is the provision of domestic telecommunications services, including telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. In order to accelerate the construction of telecommunications facilities, to make the Company a world-class operator, and to increase the technology as well as the knowledge and skills of its employees, in 1996, the Company entered into agreements with investors to develop, manage and operate telecommunications facilities in five of the Company's seven regional divisions under Joint Operation Schemes (known as "Kerja Sama Operasi" or "KSO").

          The Company's head office is located at Jalan Japati No. 1, Bandung, West Java.

          Pursuant to Law No. 3/1989 on Telecommunications which took effect on April 1, 1989, Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or "badan penyelenggara"). Government Regulation No. 8/1993, concerning the provision of telecommunications services, further regulates that cooperation to provide basic telecommunications services can be in the form of joint venture, joint operation or contract management and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body's telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks.

          The Minister of Tourism, Post and Telecommunications of the Republic of Indonesia ("MTPT"), through his two decision letters both dated August 14, 1995, reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunications services.

          Further, effective from January 1, 1996, the Company was granted the exclusive right to provide local wireline and fixed wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance telecommunications services for a minimum period of 10 years. The exclusive rights also apply to telecommunications services provided for and on behalf of the Company through a KSO. This grant of rights does not affect the Company's right to provide other domestic telecommunications services.

          Under Law No. 36/1999 on Telecommunications, which took effect from September 2000, telecommunications activities cover:

          i.   Telecommunications networks

          ii.  Telecommunications services

          iii. Special telecommunications

          National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Special telecommunications can be provided by individuals, government agencies and legal entities other than telecommunications networks and service providers.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

     A.   ESTABLISHMENT AND GENERAL INFORMATION (continued)

          Under Law No. 36/1999, activities that result in monopolistic practices and unfair competition are prohibited. In connection with this law, Government Regulation No. 52/2000 was issued, which provides that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

          Based on press release No. 05/HMS/JP/VIII/2000 dated August 1, 2000 from the Director General of Post and Telecommunications and the correction thereto No. 1718/UM/VIII/2000 dated August 2, 2000, the period of exclusive rights granted to the Company to provide local and domestic long-distance fixed-line telecommunications services, which initially would expire in December 2010 and December 2005, respectively, was shortened to expire in August 2002 and August 2003, respectively. In return, the Government is required to pay compensation to the Company, the amount of which is to be estimated by an independent appraiser appointed by the Government.

          Based on a press release from the Coordinating Minister of Economics dated July 31, 2002, the Government decided to terminate the Company's exclusive rights as a network provider for local and long-distance services with effect from August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk ("Indosat") was granted a license to provide local and long-distance telecommunications services.

          On March 30, 2004, the Minister of Communications issued Announcement No. PM.2 year 2004 regarding the Implementation of Restructuring in the Telecommunications Sector which, among others, addresses the following matters:

          a.   Compensation for early termination of exclusive rights

               The Government shall pay to the Company an amount of Rp478,000 million net of tax and Indosat shall pay to the Government an amount of Rp178,000 million net of tax. As of the date of issuance of these consolidated financial statements, the Company has not received any payments.

          b.   License synchronization for the Company and Indosat

               The Company was given the right to use access code of 007 for operating international telephone network and Indosat was given the right to use access code of 011 for operating DLD fixed telephone network.

          On May 13, 2004, pursuant to the Ministry of Communications Decree No. KP. 162/2004, the Company was granted a commercial license to provide International Direct Dialing (IDD) services.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

     A.   ESTABLISHMENT AND GENERAL INFORMATION (continued)

          Based on the resolution of the Extraordinary General Meeting of Stockholders, the minutes of which have been notarized by deed No. 4 dated March 10, 2004 of A. Partomuan Pohan, S.H., LLM., the composition of the Company's Board of Commissioners and Board of Directors as of September 30, 2004 was as follows:

          President Commissioner                           : Tanri Abeng
          Commissioner                                     : Anggito Abimanyu
          Commissioner                                     : Gatot Trihargo
          Independent Commissioner                         : Arif Arryman
          Independent Commissioner                         : Petrus Sartono

          President Director                               : Kristiono
          Director of Finance                              : Rinaldi Firmansyah
          Director of Telecommunications Service Business  : Suryatin Setiawan
          Director of Human Resources and Support Business : Woeryanto Soeradji
          Director of Telecommunications Network Business  : Abdul Haris

          Based on the resolution of the Extraordinary General Meeting of Stockholders, the minutes of which have been summarized by Notary in form of resume No. 210/VI/2005 dated June 24, 2005 of A. Partomuan Pohan, S.H., LLM., the Stockholders have approved to change Board of Directors, accordingly the composition of the Company's Board of Commissioners and Board of Directors as of September 30, 2005 was as follows:

          President Commissioner                            : Tanri Abeng
          Commissioner                                      : Anggito Abimanyu
          Commissioner                                      : Gatot Trihargo
          Independent Commissioner                          : Arif Arryman
          Independent Commissioner                          : Petrus Sartono

          President Director                                : Arwin Rasyid
          Vice President Director / Chief Operating Officer : Garuda Sugardo
          Director of Finance                               : Rinaldi Firmansyah
          Director of Network & Solution                    : Abdul Haris
          Director of Enterprise & Wholesale                : Arief Yahya
          Director of Human Resources                       : John Welly
          Director of Consumer                              : Guntur Siregar

          As of September 30, 2004 and 2005, the Company had 29,397 employees and 28,200 employees, respectively, including KSO Unit employees.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

     B.   PUBLIC OFFERING OF SHARES OF THE COMPANY

          The Company's total number of shares immediately prior to its initial public offering was 8,400,000,000, which consisted of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, all of which were owned by the Government of the Republic of Indonesia (the "Government"). On November 14, 1995, the Government sold the Company's shares through an initial public offering on the Jakarta Stock Exchange and Surabaya Stock Exchange. The shares offered consisted of 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government. A share offering was also conducted on the New York Stock Exchange and London Stock Exchange for 700,000,000 Series B shares owned by the Government of the Republic of Indonesia, which were converted into 35,000,000 American Depositary Shares (ADS). Each ADS represented 20 Series B shares at that time.

          In December 1996, the Government completed a block sale of 388,000,000 Series B shares, and later in 1997, distributed 2,670,300 Series B shares as an incentive to stockholders who did not sell their shares within one year from the date of the initial public offering. In May 1999, the Government sold 898,000,000 Series B shares.

          Under Law No.1/1995 on Limited Liability Companies, the minimum total par value of the Company's issued shares of capital stock must be at least 25% of the total par value of the Company's authorized capital stock, or in the Company's case Rp5,000,000 million. To comply with the Law, it was resolved at the Annual General Meeting of Stockholders on April 16, 1999 to increase the issued share capital by way of capitalization of certain additional paid-in capital. The bonus shares were distributed to the then existing stockholders in August 1999.

          In December 2001, the Government conducted another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government sold 312,000,000 shares or 3.1% of the total outstanding Series B shares.

          Based on the Annual General Meeting of Stockholders, the minutes of which were notarized by deed No. 26 dated July 30, 2004 of A. Partomuan Pohan, S.H., LLM., resolved to decrease the par value of the Company's shares from Rp500 to Rp250 by means of a 2-for-1 stock split. The Series A Dwiwarna share with par value of Rp500 was split to one Series A Dwiwarna share with par value of Rp250 and one Series B share with par value of Rp250. As a result of the stock split, the Company's authorized capital stock increased from one Series A Dwiwarna share and 39,999,999,999 Series B shares to one Series A Dwiwarna share and 79,999,999,999 Series B shares, and the Company's issued capital stock increased from one Series A Dwiwarna share and 10,079,999,639 Series B shares to one Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

          As of September 30, 2005, all of the Company's Series B shares were listed on the Jakarta Stock Exchange and Surabaya Stock Exchange and 307,207,479 ADS shares were listed on the New York Stock Exchange and London Stock Exchange.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

     C.   SUBSIDIARIES

          The Company consolidates the following subsidiaries as a result of majority ownership or its right to control operations.

                                                                      OWNERSHIP                  BEFORE ELIMINATIONS
                                                                   --------------  COMMERCIAL  ----------------------
       SUBSIDIARIES         DOMICILE       NATURE OF BUSINESS       2004    2005   OPERATIONS     2004        2005
-------------------------  ----------  --------------------------  ------  ------  ----------  ----------  ----------
                                                                                %      %
PT Dayamitra
   Telekomunikasi          Balikpapan  Telecommunications           90.32  100.00     1995        825,386     659,567
PT Pramindo Ikat                       Telecommunications
   Nusantara                  Medan       construction & services  100.00  100.00     1995      1,760,726   1,482,661
PT AriaWest International    Bandung   Telecommunications          100.00  100.00     1995      1,673,404   1,473,446
PT Multimedia Nusantara      Jakarta   Pay TV                      100.00  100.00     1998         17,268      31,394
PT Graha Sarana Duta         Jakarta   Real estate, construction
                                          and services             100.00  100.00     1982         86,285     116,358
PT Indonusa Telemedia        Jakarta   Multimedia                   90.39   90.39     1997         53,988      72,154
PT Telekomunikasi
   Selular                   Jakarta   Telecommunications           65.00   65.00     1995     19,451,376  23,464,025
PT Napsindo
   Primatel International    Jakarta   Telecommunications           60.00   60.00     1999         35,386      23,549
PT Infomedia Nusantara       Jakarta   Data and information
                                          service                   51.00   51.00     1984        252,636     317,658
PT Pro Infokom Indonesia     Jakarta   Systeminformation
                                          network                   51.00      --     2003          1,368          --

          The Company has indirect investments through its subsidiaries in the following companies:

                                                                             OWNERSHIP
                                                                             PERCENTAGE      START OF
                                                             NATURE OF    ---------------   COMMERCIAL
INDIRECT SUBSIDIARIES       STOCKHOLDERS       DOMICILE      BUSINESS      2004     2005    OPERATIONS
-----------------------   ----------------   -----------   ------------   ------   ------   ----------
                                                                             %       %
Telekomunikasi Selular    PT Telekomunikasi  Mauritius     Fund raising   100.00   100.00      2002
   Finance Limited           Selular
Aria West International   PT AriaWest        Netherlands   Finance        100.00   100.00      1996
   Finance B.V.              International
PT Balebat Dedikasi       PT Infomedia       Bogor         Printing        51.33    51.33      2000
   Prima                     Nusantara

          PT DAYAMITRA TELEKOMUNIKASI ("DAYAMITRA")

          Dayamitra is the investor in KSO VI (Note 49), the joint operating scheme that provides telecommunications services in Kalimantan. The Company's acquisition of a 90.32% ownership interest in Dayamitra was effective on May 17, 2001, the date when the Deed of Share Transfer was signed. The Company also entered into an Option Agreement to acquire the remaining 9.68% interest from the selling stockholders. On December 14, 2004, the Company exercised the option to acquire the remaining 9.68% outstanding shares of Dayamitra by entering into a Sale and Purchase Agreement with TM Communications (HK) Ltd. (Note
          4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

     C.   SUBSIDIARIES (continued)

          PT PRAMINDO IKAT NUSANTARA ("PRAMINDO")

          Pramindo is the investor in KSO I (Note 50), the joint operating scheme that provides telecommunications services in Sumatra. On April 19, 2002, the Company entered into a Conditional Sale and Purchase Agreement ("CSPA") (as amended on August 1, 2002) to acquire 100% of the issued and paid-up share capital of Pramindo (Note 4b).

          Effective with the closing of the first tranche, the Company obtained control over the operations of Pramindo and KSO Unit I. As a result, the Company has consolidated Pramindo as of the date of the acquisition reflecting a 100% ownership interest in Pramindo (Note
          4b).

          PT ARIAWEST INTERNATIONAL ("AWI")

          AWI is the investor in KSO III (Note 49), the joint operating scheme that provides telecommunication services in West Java. On May 8, 2002, the Company entered into a Conditional Sale and Purchase Agreement ("CSPA") to acquire 100% of the issued and paid-up capital of AWI. The acquisition was effective on July 31, 2003, the date when the Company entered into the First Amendment to the Conditional Sale and Purchase Agreement with the stockholders of AWI in which both parties agreed to the Company's acquisition of AWI (Note 4c).

          The CSPA provides for certain conditions that have to be satisfied at or prior to the closing date to effect the acquisition, e.g. completion of the restructuring of AWI's loan, amendment of KSO III agreement, final and unconditional dismissal with prejudice of any proceeding. Those conditions have been satisfied at or prior to July 31, 2003.

          PT MULTIMEDIA NUSANTARA ("METRA")

          Metra is engaged in providing pay television and multimedia telecommunications services.

          On April 8, 2003, the Company increased its ownership interest in Metra from 31% to 100% through a share-swap agreement with PT Indocitra Grahabawana ("Indocitra"). Pursuant to the agreement, the Company sold its investment in PT Menara Jakarta in exchange for Indocitra's 69% ownership interest in Metra.

          On July 21, 2003, the Company sold one share of Metra to a related party for Rp10,000, thereby reducing the Company's ownership interest to 99.99%.

          Pursuant to General Shareholders Meeting of Metra held on July 21, 2005, the Company as shareholder of Metra approved to increase issued share capital amounted to Rp26,000 million. As of the date of this financial statement, in the increase of issued share capital has not been paid.

          PT GRAHA SARANA DUTA ("GSD")

          GSD is currently engaged primarily in leasing of offices as well as providing building management and maintenance services.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

     C.   SUBSIDIARIES (continued)

          PT GRAHA SARANA DUTA ("GSD") (continued)

          On April 6, 2001, the Company acquired a 100% ownership interest in GSD from Koperasi Mitra Duta and Dana Pensiun Bank Duta, for a purchase consideration of Rp119,000 million. This acquisition resulted in goodwill of Rp106,348 million which is being amortized over a period of five years (Note 15).

          PT INDONUSA TELEMEDIA ("INDONUSA")

          Indonusa is engaged in providing multimedia telecommunications services.

          On August 8, 2003, the Company increased its investment in Indonusa from 57.5% to 88.08% through a share-swap agreement with PT Centralindo Pancasakti Cellular ("CPSC") (Note 11).

          Pursuant to the extraordinary meeting of stockholders of Indonusa on October 29, 2003, Indonusa agreed to convert its payable to the Company amounting to Rp13,500 million to 1,350,000 shares of Indonusa. Following such conversion, the Company's ownership in Indonusa increased from 88.08% to 90.39%.

          PT TELEKOMUNIKASI SELULAR ("TELKOMSEL")

          Telkomsel is engaged in providing telecommunications facilities and mobile cellular services using Global System for Mobile Communication ("GSM") technology on a nationwide basis.

          The Company's cross-ownership transaction with Indosat in 2001 increased the Company's ownership interest in Telkomsel to 77.72%.

          On April 3, 2002, the Company entered into a Conditional Sale and Purchase Agreement ("CSPA") with Singapore Telecom Mobile Pte. Ltd. ("Singtel"). Pursuant to the agreement, the Company sold 23,223 ordinary registered shares of Telkomsel, representing 12.72% of the issued and paid-up capital of Telkomsel for a total consideration of US$429 million (equivalent to Rp3,948,945 million). This transaction reduced the Company's ownership in Telkomsel from 77.72% to 65%.

          PT NAPSINDO PRIMATEL INTERNASIONAL ("NAPSINDO")

          Napsindo is engaged in providing "Network Access Point" (NAP), "Voice Over Data" (VOD) and other related services.

          Based on the notarial Deed No. 47 dated December 30, 2002 of Notary H. Yunardi, S.H., the Company purchased 28% of Napsindo's shares from PT Info Asia Sukses Makmur Mandiri for US$4.9 million (equivalent to Rp43,620 million), thereby increasing the Company's ownership interest to 60% after the settlement of payment on January 28, 2003.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

     C.   SUBSIDIARIES (continued)

          PT INFOMEDIA NUSANTARA ("INFOMEDIA")

          Infomedia is engaged in providing telecommunications information services and other information services in the form of print and electronic media. In 2002, Infomedia established a new line of business to provide call center services.

          PT PRO INFOKOM INDONESIA ("PII")

          On January 29, 2003, the Company together with PT Indonesia Comnets Plus, a subsidiary of Perusahaan Perseroan (Persero) PT Perusahaan Listrik Negara ("PLN"), and PT Prima Infokom Indonesia established PT Pro Infokom Indonesia ("PII"). The establishment was notarized by deed of A. Partomuan Pohan, S.H., LLM., notary in Jakarta, under Article of Association No. 24, dated January 29, 2003.

          PII was established to develop a national information network system as the back-bone for the development of the Indonesian e-Government. On January 20, 2005, the Company sold its entire 51% equity interest in PII to PT Prima Infokom Indonesia for Rp471 million.

          TELEKOMUNIKASI SELULAR FINANCE LIMITED ("TSFL")

          Telkomsel has 100% direct ownership interest in TSFL, a company established in Mauritius on April 22, 2002. TSFL's objective is to raise funds for the development of Telkomsel's business through the issuance of debenture stock, bonds, mortgages or any other securities.

          ARIA WEST INTERNATIONAL FINANCE B.V. ("AWI BV")

          AWI BV, a company established in the Netherlands, is a wholly owned subsidiary of AWI. AWI BV is engaged in rendering services in the field of trade and finance.

          PT BALEBAT DEDIKASI PRIMA ("BALEBAT")

          Infomedia has 51.33% direct ownership interest in Balebat, a company engaged in the printing business, domiciled in Bogor.

     D.   AUTHORIZATION OF THE FINANCIAL STATEMENTS

          The consolidated financial statements were authorized for issue by the Board of Directors on October 31, 2005.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies adopted by the Company and subsidiaries conform to accounting principles generally accepted in Indonesia ("Indonesian GAAP"). Indonesian GAAP varies in certain significant respects to accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 57.

     A.   BASIS FOR PREPARATION OF FINANCIAL STATEMENTS

          The consolidated financial statements, except for the statements of cash flows, are prepared on the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

          The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

          Figures in the consolidated financial statements are rounded to and presented in millions of Indonesian Rupiah ("Rp"), unless otherwise stated.

     B.   PRINCIPLES OF CONSOLIDATION

          The consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company directly or indirectly has ownership of more than 50%, or the Company has the ability to control the entity, even though the ownership is less than or equal to 50%. Subsidiaries are consolidated from the date on which effective control is obtained and are no longer consolidated from the date of disposal.

          All significant inter-company balances and transactions have been eliminated in consolidation.

     C.   TRANSACTIONS WITH RELATED PARTIES

          The Company and subsidiaries have transactions with related parties. The definition of related parties used is in accordance with Indonesian Statement of Financial Accounting Standards ("PSAK") No.7 "Related Party Disclosures".

     D.   ACQUISITIONS OF SUBSIDIARIES

          The acquisition of a subsidiary from a third party is accounted for using the purchase method of accounting. The excess of the acquisition cost over the Company's interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and amortized using the straight-line method over a period of not more than five years.

          The acquisition transaction with entities under common control is accounted for in a manner similar to that in pooling of interests accounting (carryover basis). The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and reported as "Difference in value of restructuring transactions between entities under common control" in the stockholders' equity section.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     D.   ACQUISITIONS OF SUBSIDIARIES (continued)

          The Company continually assesses whether events or changes in circumstances have occurred that would require revision of the remaining estimated useful life of goodwill, or whether there is any indication of impairment. If any indication of impairment exists, the recoverable amount of goodwill is estimated based on the expected future cash flows which are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

     E.   FOREIGN CURRENCY TRANSLATION

          The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the books of accounts of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the balance sheet date, monetary assets and monetary liabilities balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the balance sheet date. The Reuters buy and sell rates, applied respectively to translate monetary assets and monetary liability balances, were Rp9,150 and Rp9,170 to US$1 as of September 30, 2004 and Rp10,290 and Rp10,310 to US$1 as of September 30, 2005.

          The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2k).

     F.   CASH AND CASH EQUIVALENTS

          Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of not more than three months from the date of placement. For the purpose of the statements cash flows, bank overdrafts that are repayable on demand and form an integral part of cash management of the Company and subsidiaries are included as a component of cash and cash equivalents.

     G.   INVESTMENTS

          i.   Time deposits

               Time deposits with maturities of more than three months are presented as temporary investments.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     G.   INVESTMENTS (continued)

          ii.  Investments in securities

               Investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from income of the current year and are reported as a separate component in the stockholders' equity section until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the income of the current year, and are determined on a specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary is charged to income of the current year.

          iii. Investments in associated companies

               Investments in shares of stock in which the Company has 20% to 50% of the voting rights, and over which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company recognizes the Company's proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company's share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred obligations in respect of the associated company.

               On a continuous basis, but no less frequently than at the end of each year, the Company evaluates the carrying amount of its ownership interests in investee companies for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices (if any), projected discounted cash flows or other valuation techniques as appropriate.

               Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized directly in equity and are reported as "Difference due to change of equity in associated companies" in the stockholders' equity section. Differences previously credited directly to equity as a result of equity transactions in associated companies are released to the statement of income upon the sale of an interest in the associate in proportion with percentage of the interest sold.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     G.   INVESTMENTS (continued)

          iii. Investments in associated companies (continued)

               The functional currency of PT Pasifik Satelit Nusantara and PT Citra Sari Makmur is the U.S. Dollar. For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Indonesian Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of "Translation adjustment" in the stockholders' equity section.

          iv.  Other investments

               Investments in shares of stock with ownership interests of less than 20% that do not have readily determinable fair values and are intended for long-term investments are carried at cost and are adjusted only for other-than-temporary decline in the value of individual investments. Any such write-down is charged directly to income of the current year.

     H.   TRADE AND OTHER ACCOUNTS RECEIVABLE

          Trade and other accounts receivable are recorded net of an allowance for doubtful accounts, based upon a review of the collectibility of the outstanding amounts at the end of the year. Accounts are written off against the allowance during the period in which they are determined to be not collectible.

          Trade and other accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days for retail customers are fully provided, and past due balance for non-retail customers over a specified amount are reviewed individually for collectibility. In the other hand, the allowance for past due balances in between 7 until 12 months, 13 months and 24 months, for governmental and military customers, are 25%, 50% and 100% from balances, respectively. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

     I.   INVENTORIES

          Inventories, principally consist of components and modules, which are transferred to Plant, Property and Equipment upon use. Inventories also include Subscriber Identification Module ("SIM") card, Removable User Identity Module ("RUIM") card and prepaid voucher blanks.

          Cost is determined using the weighted average method for components, SIM card, RUIM card and prepaid voucher blanks, and the specific-identification method for modules.

          Allowance for obsolescence is primarily based on the estimated forecast of future usage of these items.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     J.   PREPAID EXPENSES

          Prepaid expenses are amortized over their beneficial periods using the straight-line method.

     K.   PROPERTY, PLANT AND EQUIPMENT - DIRECT ACQUISITIONS

          Property, plant and equipment directly acquired are stated at cost, except for certain revalued assets, less accumulated depreciation.

          Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

                                                    YEARS
                                                    -----
Buildings                                             20
Switching equipment                                 5--15
Telegraph, telex and data communication equipment   5--15
Transmission installation and equipment             5--20
Satellite, earth station and equipment              3--15
Cable network                                       5--15
Power supply                                        3--10
Data processing equipment                           3--10
Other telecommunications peripherals                  5
Office equipment                                    3--5
Vehicles                                            5--8
Other equipment                                       5

          Land is stated at cost and is not depreciated.

          When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.

          The cost of maintenance and repairs is expensed as incurred. Expenditures, which extend the useful life of the asset or result in increased future economic benefits such as increase in capacity or improvement in the quality of output or standard of performance, are capitalized and depreciated based on the applicable depreciation rates.

          When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the statement of income.

          Computer software used for data processing is included in the value of the associated hardware.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     K.   PROPERTY, PLANT AND EQUIPMENT - DIRECT ACQUISITIONS (continued)

          Property under construction is stated at cost until construction is complete, at which time it is reclassified to the specific property, plant and equipment account it relates to. During the construction period, borrowing costs, which include interest expense and foreign exchange differences incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the assets are ready for its intended use.

     L.   PROPERTY, PLANT AND EQUIPMENT UNDER CAPITAL LEASES

          Property, plant and equipment acquired under capital leases are stated at the present value of minimum lease payments. At inception of the lease, a corresponding liability, which equals to the present value of minimum lease payments, is also recorded and subsequently reduced by the principal component of each minimum lease payment. The interest component of each minimum lease payment is recognized in the statement of income.

          Leased assets are capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, and (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and related interest, and (c) there is a minimum lease period of 2 years.

          Leased assets are depreciated using the same method and over the same estimated useful lives used for directly acquired property, plant and equipment.

     M.   REVENUE-SHARING ARRANGEMENTS

          The Company records assets under revenue-sharing agreements as "Property, plant and equipment under revenue-sharing arrangements" (with a corresponding initial credit to "Unearned income on revenue-sharing arrangements" presented in the Liabilities section of the balance sheet) based on the costs incurred by the investors as agreed upon in the contracts entered into between the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method.

          Unearned income related to the acquisition of the property, plant and equipment under revenue-sharing arrangements is amortized over the revenue-sharing period using the straight-line method.

          At the end of the revenue-sharing period, the respective property, plant and equipment under revenue-sharing arrangements are reclassified to the "Property, plant and equipment" account.

          Revenue earned under revenue-sharing arrangements is recognized on the basis of the Company's share as provided in the agreement.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     N.   JOINT OPERATION SCHEMES

          Revenues from joint operation schemes include amortization of the investor's initial payments, Minimum Telkom Revenues ("MTR") and the Company's share of Distributable KSO Revenues ("DKSOR").

          Unearned initial investor payments received as compensation from the KSO Investors are presented net of all direct costs incurred in connection with the KSO agreement and are amortized using the straight-line method over the KSO period of 15 years starting from January 1, 1996.

          MTR are recognized on a monthly basis based upon the contracted MTR amount for the current year, in accordance with the KSO agreement.

          The Company's share of DKSOR is recognized on the basis of the Company's percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

          Under PSAK No. 39, "Accounting for Joint Operation Schemes", which supersedes paragraph 14 of PSAK No. 35, "Accounting for Telecommunication Services Revenue", the assets built by the KSO Investors under the Joint Operation Schemes are recorded in the books of the KSO Investors which operate the assets and are transferred to the Company at the end of the KSO period or upon termination of the KSO agreement.

     O.   DEFERRED CHARGES FOR LANDRIGHTS

          Costs incurred to process and extend the landrights are deferred and amortized using the straight-line method over the term of the landrights.

     P.   REVENUE AND EXPENSE RECOGNITION

          I.   FIXED LINE TELEPHONE REVENUES

               Revenues from fixed line installations are recognized at the time the installations are placed in service. Revenues from usage charges are recognized as customers incur the charges.

          II.  CELLULAR AND FIXED WIRELESS TELEPHONE REVENUES

               Revenues from service connections (connection fees) are recognized as income at the time the connections occur. Revenues from airtime (for cellular) and monthly subscription charges are recognized as accessed and as earned. Revenues from prepaid card customers, which consist of the sale of starter packs, also known as SIM cards in the case of cellular and RUIM in the case of fixed wireless telephone, and pulse reload vouchers, are recognized as follows:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     P.   REVENUE AND EXPENSE RECOGNITION

          II.  CELLULAR AND FIXED WIRELESS TELEPHONE REVENUES

               1. Sale of starter packs is recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

               2. Sale of pulse reload vouchers is recognized initially as unearned income and recognized proportionately as revenue based on successful calls made by the subscribers or whenever the unused stored value of the voucher has expired.

          III. INTERNATIONAL TELEPHONE REVENUES

               International telephone revenues represents outgoing traffic revenues earned from Company's customers of fixed wireline and fixed wireless telephone using international telephone service International Direct Dialing (IDD) 007. Revenues are recognized as customers incurred and are presented net off interconnection expenses.

          IV.  INTERCONNECTION REVENUES

               Revenues from network interconnection with other domestic and international telecommunications carriers are recognized as incurred and are presented net of interconnection expenses.

          Expenses are recognized on an accrual basis.

     Q.   PENSION BENEFITS

          In June 2004, the Indonesian Institute of Accountants issued Statement of Financial Accounting Standards ("PSAK") 24 (Revised 2004), Employee Benefits ("Revised PSAK 24"). The revised standard provides the accounting and disclosures for employee benefits, which not only covers the accounting for pension benefit costs but also covers accounting for short term and other long term employee benefits. It supersedes current PSAK 24, Accounting for Pension Benefits Cost, which was issued in 1994 that was only covered pension benefit cost. The initial application of the Revised PSAK 24 is applied retrospectively and require adjustments to the beginning balance of retained earnings of the earliest comparative period presented. Effective January 1, 2003, the Company resolved to initially apply PSAK No. 24 (Revised 2004) and has recalculate the pension benefits obligation adjustment to the revised standard. Consequently the Company has restated pension benefits and obligation for financial statements 2003 and 2004.

          I.   DEFINED BENEFIT PENSION PLANS

               The Company and certain subsidiaries established defined benefit pension plans covering substantially all of their permanent employees.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Q.   PENSION BENEFITS (continued)

          I.   DEFINED BENEFIT PENSION PLANS (continued)

               The Company's net obligation in respect of the defined benefit pension plans is calculated at the net present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, deducted by any plan assets. The calculation is performed by an independent actuary using the projected unit credit method.

               The benefits earned by the employees are recognized in the statement of income on a straight-line basis over the average remaining service period of active employees expected to receive benefits under the plan, except to the extent that the benefits relate to pensioners which are recognized immediately in the statement of income.

          II.  EARLY RETIREMENT BENEFITS

               Early retirement program is voluntary for the employee. Early retirement expense is recognized when an offer made by the Company has been accepted by the employee and is without realistic possibility of withdrawal.

     R.   EMPLOYEE BENEFITS OTHER THAN PENSION

          Effective January 1, 2003, the Company resolved to initially apply PSAK No. 24 (Revised 2004) and has recalculate the pension benefits obligation adjustment to the revised standard. Consequently the Company has restated pension benefits and obligation for financial statements 2003 and 2004.

          I.   LONG SERVICE AWARDS ("LSA")

               The Company's employees are entitled to receive certain cash awards based on length of service requirement. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, upon retirement or at the time of termination.

               The Company's obligation with respect to LSA is calculated by an independent actuary using the projected unit credit method.

          II.  POST-RETIREMENT HEALTH CARE PLAN

               The Company provides a post-retirement health care plan that covers its retired employees who meet age, participation and length of service requirements at retirement, and their eligible dependents.

               The Company's obligation with respect to post-retirement health care plan is calculated by an independent actuary using the projected unit credit method.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     S.   INCOME TAX

          The Company and subsidiaries apply the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. This method also requires the recognition of future tax benefits, such as the benefit of tax loss carry forwards, to the extent their realization is probable. Deferred tax assets and liabilities are measured using enacted tax rates at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

          Income tax is charged or credited in the statement of income, except to the extent that it relates to items recognized directly in equity, such as difference in value of restructuring transactions between entities under common control (Note 2d) and effect of foreign currency translation adjustment for certain investments in associated companies (Note 2g.iii), in which case income tax is also charged or credited directly to equity.

     T.   EARNINGS PER SHARE AND EARNINGS PER AMERICAN DEPOSITARY SHARE ("ADS")

          Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year. In connection with the stock split discussed in Note 1b, the prior years' share and per share amount have been restated to reflect the stock split. Net income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

     U.   SEGMENT INFORMATION

          The Company and its subsidiaries' segment information is presented based upon identified business segments. A business segment is a distinguishable unit that provides different products and services and is managed separately. Business segment information is consistent with operating information routinely reported to the Company's chief operating decision maker.

          Segment information is prepared in conformity with the accounting policies adopted for preparing and presenting the consolidated financial statements.

     V.   DERIVATIVE INSTRUMENTS

          Derivative transactions are accounted for in accordance with PSAK 55, "Accounting for Derivative Instruments and Hedging Activities" which requires that all derivative instruments be recognized in the financial statements at fair value. To qualify for hedge accounting, PSAK 55 requires certain criteria to be met, including documentation required to have been in place at the inception of the hedge.

          Changes in fair value of derivative instruments that do not qualify for hedge accounting are recognized in the statement of income. If a derivative instrument is designated and qualify for hedge accounting, changes in fair value of derivative instruments are recorded as adjustments to the assets or liabilities being hedged in the income of the current year or in the stockholders' equity, depending on the type of hedge transaction represented and the effectiveness of the hedge.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     W.   USE OF ESTIMATES

          The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment and intangible assets, valuation allowance for receivables and obligations related to employee benefits. Actual results could differ from those estimates.

3.   TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

     The consolidated financial statements are stated in Indonesian Rupiah. The translations of Indonesian Rupiah amounts into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp10,300 to US$1 published by Reuters on September 30, 2005. The convenience translations should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

4. RESTATEMENT OF FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 20004

     PSAK 24 (Revised 2004)

     In June 2004, the Indonesian Institute of Accountants issued Statement of Financial Accounting Standards ("PSAK") 24 (Revised 2004), Employee Benefits ("PSAK 24 Revised"). The revised standard provides the accounting and disclosures for employee benefits, which not only covers the accounting for pension benefit costs but also covers accounting for short term and other long term employee benefits. It supersedes current PSAK 24, Accounting for Pension Benefits Cost, which was issued in 1994 that was only covered pension benefit cost. The initial application of the Revised PSAK 24 is applied retrospectively and require adjustments to the beginning balance of retained earnings of the earliest comparative period presented. The revised standard effective for the financial statements covering periods beginning on or after July 1, 2004. Consequently the Company recalculate the employee benefits obligation and resolve to initially apply PSAK No. 24 (Revised 2004) effective January 1, 2003, which require to apply retrospectively. The Company has restated its pension benefits cost and obligation and post-retirement benefits cost and obligations as previously reported in the financial statements for the nine months period ended September 30, 2004.

     Amendment of Joint Operation Scheme in Division Regional IV ("KSO IV")

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

4. RESTATEMENT OF FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 20004 (continued)

     The Company made restatement of financial statements as previously reported related with accounting changes for amendment of the joint operation scheme in Division Regional IV ("KSO IV") dated January 20, 2004 between the Company and MGTI. The Company, previously, recorded the amendment of the joint operation scheme in Division Regional IV as revenue sharing agreement. Subsequently, the Company concluded that the amendment of the joint operation scheme, substantially, as take over of operational of KSO IV and MGTI's property, plant and equipment. The operational KSO IV and MGTI's property, plant and equipment meet the criteria of a business. As the Company gained control in the business (KSO IV), the Company treated the transaction as a business combination using the purchase method of accounting. Therefore, the Company made certain adjustment to the previous financial statement for the nine months period ended September 30, 2004, as the result of change in accounting treatment on amendment KSO IV, which previously recorded as revenue sharing agreement as take over of business.

     Set forth below are the effects of the restatements on the previously reported consolidated net income for the nine months period ended September 30, 2004, as the result of an application of PSAK 24 Revised and Amendment KSO IV:

                                                           2004
                                                  ------------------------
                                                  PREVIOUSLY        AS
                                                   REPORTED      RESTATED
                                                  ----------   -----------
Consolidated Balance Sheet
   Total assets                                   56,115,414    56,690,122
   Total liability                                32,353,178    33,918,276
   Total stockholders' equity                     19,299,912    18,309,522

Consolidated Statement of Profit and Loss
   Operating income                               25,019,456    25,095,229
   Operating expense                              14,594,937    14,400,397
   Other income (expense) - net                     (946,419)   (1,441,008)
   Net income                                      5,024,346     4,855,530

Consolidated Statement of Changes in Equity
   Retained earning - unapproriated               18,177,908    17,187,517

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.   ACQUISITION OF KSO INVESTORS AND KSO IV

     A.   DAYAMITRA

          On May 17, 2001, the Company acquired 90.32% of the shares of Dayamitra for an aggregate purchase price of US$134.2 million (including consultants' fees of approximately US$3.3 million or Rp37,325 million). Pursuant to the terms of the agreement, the Company paid the initial payment amount of US$18.3 million (Rp206,675 million) on May 17, 2001, the closing date of the transaction, and US$8.9 million (Rp100,989 million) on August 10, 2001 as a post-closing working capital adjustment to the purchase price. The remaining amount of US$103.6 million (Rp1,171,157 million) was paid through an escrow arrangement discussed below, in eight quarterly installments of US$12.9 million, from August 17, 2001 to May 17, 2003. The estimated present value of US$103.6 million at the discount rate of 14% was estimated to be US$89.1 million (Rp1,006,310 million).

          The acquisition of Dayamitra has been accounted for using the purchase method of accounting. This acquisition resulted in the identification of an intangible asset amounting to Rp1,276,575 million representing the right to operate the business in the KSO Area. The amount is being amortized over the remaining term of the KSO agreement of 9.6 years (Note 15). There was no goodwill arising from this acquisition.

          The Company acquired control of Dayamitra on May 17, 2001 and has consequently consolidated Dayamitra from that date.

          The allocation of the acquisition cost for the 90.32% ownership in Dayamitra was as follows:

                                                                     RP
                                                                 ---------
Purchase  consideration - net of discount on promissory notes    1,351,299
                                                                 ---------

Fair value of net assets acquired:
   - Cash and cash equivalents                                      93,652
   - Distributable KSO revenue receivable                           62,398
   - Other current assets                                            9,450
   - Property, plant and equipment                               1,401,479
   - Intangible assets                                           1,276,575
   - Other non-current assets                                       19,510
   - Current liabilities                                          (236,265)
   - Deferred tax liabilities                                     (581,816)
   - Non-current liabilities                                      (693,684)
                                                                 ---------
                                                                 1,351,299
                                                                 =========

          Net cash outflow on the acquisition of Dayamitra amounted to Rp241,300 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.   ACQUISITION OF KSO INVESTORS AND KSO IV (continued)

     A.   DAYAMITRA (continued)

          In connection with the Dayamitra transaction, the Company also entered into the following agreements:

          1.   Option Agreement

               The Company entered into an Option Agreement with TM Communications (HK) Ltd ("TMC"), providing the Company with an option to acquire the remaining 9.68% equity interest in Dayamitra, referred to as the Option Share. Under the agreement, TMC, the selling stockholder, granted the Company an exclusive option to purchase full and legal title to the Option Share (the "Call Option"), and the Company granted the selling stockholder an exclusive option to sell to the Company full legal title to those shares (the "Put Option").

               In consideration for the grant of the options, the Company paid to the selling stockholder the option purchase price of US$6.3 million plus US$0.9 million as payment for Dayamitra's adjusted working capital, or a total of US$7.3 million. The amount was payable in eight quarterly installments of US$0.9 million beginning on August 17, 2001 and ending on May 17, 2003. Payments were made through an escrow account established under the Escrow Agreement discussed below. As of December 31, 2003, the option purchase price that had been paid by the Company amounted to US$7.3 million or equivalent to Rp65,458 million and is presented in "Advance payments for investments in shares of stock" in the consolidated balance sheet (Note 4e).

               The Company was entitled to exercise the option any time after Dayamitra satisfied all of its obligations under the JBIC (formerly J-Exim) loan beginning on May 17, 2003 and until five business days prior to March 26, 2006. The strike price payable by the Company to the selling stockholder for the Option Shares upon exercise of the option was US$16.2 million less certain amounts that are stipulated in the Option Agreement.

               Dayamitra repaid the JBIC loan and the JBIC loan agreement was terminated on March 25, 2003.

               On December 14, 2004, the Company exercised the option by entering into a Sale and Purchase Agreement to acquire TMC's 9.68% outstanding shares in Dayamitra with the strike price of US$16.2 million which the payment will be due on March 26, 2006. Payment of the strike price will be made through an escrow account established under the Escrow Agreement discussed below. The Company is required to deposit US$12.6 million (representing the strike price of US$16.2 million less funds available in the escrow account on November 30, 2004 of US$2.4 million and withholding tax of US$1.2 million) in sixteen monthly installments of US$0.8 million beginning on December 26, 2004 through March 26, 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.   ACQUISITION OF KSO INVESTORS AND KSO IV (continued)

     A.   DAYAMITRA (continued)

          1.   Option Agreement (continued)

               The purchase price for 9.68% outstanding shares of Dayamitra was US$22.1 million or equivalent to Rp203,028 million which represents the present value of the option strike price (US$16.2 million) using a discount rate of 7.5% at the acquisition date plus the option purchase price (US$6.3 million) and payment for Dayamitra's adjusted working capital (US$1 million). This additional acquisition resulted in intangible assets of Rp231,477 million. The amount is being amortized over the remaining term of the KSO agreement of 6 years (Note 15). There was no goodwill arising from this additional acquisition. Had this acquisition taken place on January 1 of the previous year, consolidated income would not have been significantly different from the reported amounts.

               As of September 30, 2005, the remaining option strike price to be paid to TMC, before unamortized discount, amounted to US$15.0 million (Rp154,930 million) and is presented as "Liabilities for acquisitions of subsidiaries and KSO IV" (Note 27).

          2.   Escrow Agreement

               An Escrow Agreement dated May 17, 2001, was entered into by and among the Company, Dayamitra, PT Intidaya Sistelindomitra ("Intidaya"), Cable and Wireless plc ("C&W plc"), PT Mitracipta Sarananusa ("Mitracipta"), TMC, Tomen Corporation ("Tomen"), Citibank N.A. Singapore (the Singapore Escrow Agent) and Citibank N.A. Jakarta (the Jakarta Escrow Agent), to establish an Escrow Account and facilitate the payment (Note 16).

     B.   PRAMINDO

          On April 19, 2002, the Company and the stockholders of Pramindo, namely France Cables et Radio SA, PT Astratel Nusantara, Indosat, Marubeni Corporation, International Finance Corporation ("IFC") and NMP Singapore Pte. Ltd. ("NMP Singapore") (collectively the "Selling Stockholders") entered into a Conditional Sale and Purchase Agreement ("CSPA") pursuant to which the Company acquired all of Pramindo's shares. The Selling Stockholders shares were transferred to an escrow account (hereafter referred as "escrow shares").

          Legal title to the escrow shares was transferred to Telkom in 3 (three) specific tranches on 15 September 2002 -- 30%, 30 September 2003 -- 15% and on 31 December 2004 -- 55% upon payment of the promissory notes issued to the selling stockholders as payment for the acquisition of the shares. The escrow shares can be accessed by the selling stockholders only upon default on payment of the promissory notes by the Company and no dividends can be paid out until the arrangements between the parties are completed or terminated in accordance with the terms of the relevant agreements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.   ACQUISITION OF KSO INVESTORS AND KSO IV (continued)

     B.   PRAMINDO (continued)

          The Company and the Selling Stockholders also entered into a Stockholders Voting Agreement ("SVA") on August 15, 2002, pursuant to which each stockholder of Pramindo delivered to the Company a Power of Attorney ("PoA") whereby the Company obtained the right to vote the escrow shares. The Company thereby acquired the right to nominate all of the members of the Board of Directors and Board of Commissioners of Pramindo. The SVA is subject to certain reserve matters which serve as protective rights to the Selling Stockholders.

          The aggregate purchase price amounted to US$390.3 million (Rp3,464,040 million) plus Rp250,000 million, represented by an initial payment of approximately US$9.3 million (Rp82,218 million), consultants' fees of US$5.9 million (Rp52,818 million), working capital reimbursement of Rp250,000 million, and the issue by Telkom of Promissory Notes (series I and series II) with an aggregate face value of US$375.1 million, of which the present value at the discount rate of 8.76% at the effective date of the acquisition was estimated to be US$332.8 million (Rp2,953,617 million). The series I promissory notes are non-interest bearing and the series II promissory notes carry a market interest rate. The Promissory Notes are to be paid in 10 unequal quarterly installments beginning September 15, 2002 and are irrevocable, unconditional and transferable.

          The total purchase consideration was allocated first to the net monetary assets and then the fixed assets acquired. An intangible asset of Rp2,752,267 million was identified representing right to operate the business in the KSO Area. The amount is being amortized over the remaining term of the KSO agreement of 8.4 years (Note 15). There was no goodwill arising from this acquisition.

          In addition, the portion that relates to Indosat's 13% equity interest in Pramindo has been accounted for as a restructuring of entities under common control. The difference between the purchase consideration and the historical amount of the net assets acquired amounting to Rp296,038 million, included as "Difference in value of restructuring transactions between entities under common control" in the stockholders' equity section, is calculated as follows:

                                                                RP
                                                             ---------
Purchase consideration - net of discount on promissory
   notes                                                     3,338,653
Historical amount of net assets                              1,061,437
                                                             ---------
Difference in value for 100% ownership                       2,277,216
                                                             ---------
Difference adjusted to stockholders' equity for
   Indosat's 13% ownership in Pramindo                         296,038
                                                             =========

          The Company acquired control of Pramindo on August 15, 2002 and has consequently consolidated Pramindo from August 1, 2002 being the nearest convenient balance date.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.   ACQUISITION OF KSO INVESTORS AND KSO IV (continued)

     B.   PRAMINDO (continued)

          The allocation of the acquisition cost was as follows:

                                                                RP
                                                            ----------
Purchase consideration - net of discount on promissory
   notes                                                     3,338,653
                                                            ----------
Fair value of net assets acquired:
   - Cash and cash equivalents                                 141,475
   - Distributable KSO revenue receivable                      187,468
   - Other current assets                                       13,839
   - Property, plant and equipment                           1,807,338
   - Intangible assets                                       2,752,267
   - Other non-current assets                                  160,139
   - Current liabilities                                      (284,120)
   - Deferred tax liabilities                               (1,115,645)
   - Non-current liabilities                                  (620,146)
                                                            ----------
Fair value of net assets                                     3,042,615
Difference adjusted to equity for 13% Indosat's
   ownership in Pramindo                                       296,038
                                                            ----------
Total purchase consideration                                 3,338,653
                                                            ==========

          Net cash outflow on the acquisition of Pramindo amounted to Rp243,561 million.

          The outstanding promissory notes issued for the acquisition of Pramindo are presented as "Liabilities for acquisitions of subsidiaries and KSO IV" in the consolidated balance sheet. On January 28, 2004, the Company obtained a loan to finance the payment of these promissory notes. On March 15, 2004, the Company repaid the remaining balance of these promissory notes and legal title to all of Pramindo's shares has been completely transferred to the Company.

     C.   AWI

          Effective on July 31, 2003 (the "closing date"), the Company acquired 100% of the outstanding common stock of AWI, the investor in KSO III, for approximately Rp1,141,752 million plus the assumption of AWI's debts of Rp2,577,926 million. The purchase consideration included non-interest bearing promissory notes with a face value of US$109.1 million (Rp927,272 million), of which the present value at the discount rate of 5.16% at the closing date was estimated to be US$92.7 million (Rp788,322 million). The promissory notes are to be paid in 10 equal semi-annual installments beginning July 31, 2004.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.   ACQUISITION OF KSO INVESTORS AND KSO IV (continued)

     C.   AWI (continued)

          The acquisition of AWI has been accounted for using the purchase method of accounting. There was no goodwill arising from this acquisition. The following table summarizes the final purchase price allocation of the acquired assets and assumed liabilities based on estimates of their respective fair values at the closing date:

                                                                RP
                                                            ----------
Distributable KSO revenue receivable                           540,267
Property, plant and equipment                                1,556,269
Intangible assets                                            1,982,564
Other assets                                                    34,372
Deferred tax liabilities                                      (393,794)
                                                            ----------
Fair value of net assets acquired                            3,719,678
Borrowings assumed                                          (2,577,926)
                                                            ----------
Amount of cash and promissory notes given up                 1,141,752
                                                            ==========

          Intangible assets identified from this acquisition represent right to operate the business in the KSO area and the amount is being amortized over the remaining term of the KSO agreement of 7.4 years (Note 15).

          The Company's consolidated results of operations include the operating results of AWI since July 31, 2003, the date of acquisition.

          The outstanding promissory notes issued for the acquisition of AWI are presented as "Liabilities for acquisitions of subsidiaries and KSO IV" in the consolidated balance sheets as of September 31, 2004 and 2005 (Note 26). As of September 31, 2004 and 2005, the outstanding promissory notes, before unamortized discount, amounted to US$98.2 million (Rp900,327 million) and US$76.3 million (Rp787,309 million), respectively.

          The allocation of the acquisition cost described above was based on an independent appraisal of fair values. In addition, the Company also entered into a settlement agreement with AWI pursuant to which the Company and AWI irrevocably settled, discharged, and released claims and counterclaims in their ICC arbitration proceeding, and the Company agreed to pay a settlement amount of US$20 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.   ACQUISITION OF KSO INVESTORS AND KSO IV (continued)

     D.   AMENDMENT OF THE JOINT OPERATION SCHEME IN DIVISION REGIONAL IV ("KSO
          IV")

          On January 20, 2004, the Company and PT Mitra Global Telekomunikasi Indonesia ("MGTI"), the investor in KSO IV, entered into an agreement to amend and restate their joint operation agreement ("KSO agreement"). The principal provisions in the original KSO agreement that have been amended are:

          - The rights to operate fixed-line telecommunication services are transferred to the Company, where KSO IV is operated under the management, supervision, control and responsiblity of the Company.

          - Responsibilities for funding construction of new telecommunication facilities and payments of operating expenses incurred in KSO IV are assigned to the Company.

          - Risk of loss from damages or destruction of assets operated by KSO IV is transferred to the Company.

          - At the end of the KSO period (December 31, 2010), all rights, title and interest of MGTI in existing property, plant and equipment (including new additional installations) and inventories shall be transferred to the Company at no cost.

          - The Company's rights to receive Minimum Telkom Revenues ("MTR") and share in Distributable KSO Revenues ("DKSOR") under the original KSO agreement were amended so that MGTI receives fixed monthly payments ("Fixed Investor Revenues") beginning in February 2004 through December 2010 totaling US$517.1 million and the Company is entitled to the balance of KSO revenues net of operating expenses and payments to MGTI for Fixed Investor Revenues. In addition, payments for Fixed Investor Revenues must be made to MGTI before any payments can be made to the Company.

          - In the event funds in KSO IV are insufficient to pay Fixed Investor Revenues to MGTI, the Company is required to pay the shortfall to MGTI.

          As a result of the amendment of the KSO agreement, the Company obtained the legal right to control financial and operating decisions of KSO IV. Accordingly, the Company has accounted for this transaction as a business combination using the purchase method of accounting.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.   ACQUISITION OF KSO INVESTORS AND KSO IV (continued)

     D. AMENDMENT OF THE JOINT OPERATION SCHEME IN DIVISION REGIONAL IV ("KSO IV") (continued)

          The purchase price for this transaction was approximately US$390.7 million or equivalent to Rp3,285,362 million which represents the present value of fixed monthly payments (totaling US$517.1 million) to be paid to MGTI beginning in February 2004 through December 2010 using a discount rate of 8.3% plus direct cost of the business combination. The allocation of the acquisition cost was as follows:

                                                                 RP
                                                             ---------
Property, plant and equipment                                2,377,134
Intangible assets                                              908,228
                                                             ---------
Total purchase consideration                                 3,285,362
                                                             =========

          The allocation of the acquisition cost described above was based on an independent appraisal of fair values. Intangible assets identified from this acquisition represent right to operate the business in the KSO area and the amount is being amortized over the remaining term of the KSO agreement of 6.9 years (Note 15). There was no goodwill arising from this acquisition.

          The Company's consolidated results of operations include the operating results of KSO IV since February 1, 2004 being the nearest convenient balance date.

          As of September 30, 2004 and 2005, the remaining monthly payments to be made to MGTI, before unamortized discount, amounted to US$473.1 million (Rp4,337,995 million) and US$410.8 million (Rp4,235,691 million) are presented as "Liabilities for acquisitions of subsidiaries and KSO IV" (Note 26).

     E.   ADVANCE PAYMENTS FOR INVESTMENTS IN SHARES OF STOCK

                                                          2004    2005
                                                         ------   ----
Dayamitra (Note 5a)                                      65,458    --
                                                         ======   ===

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.   CASH AND CASH EQUIVALENTS

                                                            2004      2005
                                                          -------   -------
Cash on hand                                               28,240    28,398
                                                          -------   -------
Cash in banks
   Related parties
      Rupiah
         Bank Mandiri                                      77,877   109,182
         Bank Negara Indonesia                            158,151    96,564
         Bank Rakyat Indonesia                             12,022     3,678
         Bank Pos Nusantara                                 3,142     1,154
                                                          -------   -------
         Total                                            251,192   210,578
                                                          -------   -------
      Foreign currencies
         Bank Mandiri                                      15,031    96,210
         Bank Negara Indonesia                              1,789     2,242
         Bank Rakyat Indonesia                                562       692
                                                          -------   -------
         Total                                             17,382    99,144
                                                          -------   -------
   Total - related parties                                268,574   309,722
                                                          -------   -------
   Third parties
      Rupiah
         ABN AMRO Bank                                    129,355    20,648
         Bank Central Asia                                  4,680     8,073
         Deutsche Bank                                     13,142     7,699
         Citibank NA                                        1,984     4,885
         Bank Bukopin                                       8,937     4,856
         Bank Mega                                          3,140     2,031
         Lippo Bank                                         1,127       976
         Bank Niaga                                         4,237       439
         Bank Danamon                                         114       318
         Bank Internasional Indonesia                          16        13
         Bank Buana Indonesia                                 246         2
         Bank Muamalat Indonesia                               76        --
                                                          -------   -------
         Total                                            167,054    49,940
                                                          -------   -------
      Foreign currencies
         ABN AMRO Bank                                      2,832    84,925
         Citibank NA                                        4,166     5,959
         Deutsche Bank                                     17,466       544
         Bank Central Asia                                     19       128
         Standard Chartered Bank                               93       104
         Bank Internasional Indonesia                          42        20
         The Bank of Tokyo Mitsubishi                          87        41
                                                          -------   -------
         Total                                             24,705    91,721
                                                          -------   -------
   Total - third parties                                  191,759   141,661
                                                          -------   -------
Total cash in banks                                       460,333   451,383
                                                          -------   -------

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.   CASH AND CASH EQUIVALENTS (continued)

                                                     2004        2005
                                                  ---------   ---------
Time deposits
   Related parties
      Rupiah
         Bank Mandiri                             1,783,597   1,218,375
         Bank Negara Indonesia                      216,185     470,800
         Bank Rakyat Indonesia                       43,975     222,175
         Bank Tabungan Negara                       187,115     116,250
                                                  ---------   ---------
         Total                                    2,230,872   2,027,600
                                                  ---------   ---------
      Foreign currencies
         Bank Mandiri                                    --      15,858
         Bank Negara Indonesia                          118         100
                                                  ---------   ---------
         Total                                          118      15,958
                                                  ---------   ---------
   Total - related parties                        2,230,990   2,043,558
                                                  ---------   ---------
   Third parties
      Rupiah
         Deutsche Bank                            1,377,195     807,050
         Standard Chartered Bank                         --     116,100
         Bank Niaga                                  62,832      90,830
         Bank Mega                                   98,606      81,350
         Bank Bukopin                               105,277      79,455
         Bank Jabar                                  42,604      73,395
         Bank Danamon                                43,585      56,335
         Bank NISP                                   51,905      49,355
         Bank BTPN                                       --      30,940
         Bank Bumiputra                               8,303      18,302
         Bank Syariah Mega                               --      15,500
         Bank Muamalat Indonesia                         --       7,000
         Bank Internasional Indonesia                    --       1,000
         Bank Tugu                                    8,550          --
                                                  ---------   ---------
         Total                                    1,798,857   1,426,612
                                                  ---------   ---------
      Foreign currencies
         The Hongkong Shanghai Bank Corporation          --   1,066,247
         Deutsche Bank                            1,526,417     430,834
         Standard Chartered Bank                     67,629          --
                                                  ---------   ---------
         Total                                    1,594,046   1,497,081
                                                  ---------   ---------
   Total - third parties                          3,392,903   2,923,693
                                                  ---------   ---------
Total time deposits                               5,623,893   4,967,251
                                                  ---------   ---------
Total cash and cash equivalents                   6,112,466   5,447,032
                                                  =========   =========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.   CASH AND CASH EQUIVALENTS (continued)

     Range of interest rates per annum for time deposits is as follows:

                               2004            2005
                           ------------   -------------
     Rupiah                6.14% - 7.30%  8.00% - 10.05%
     Foreign currencies    0.65% - 0.90%   0.60% - 3.25%

     The related parties which the Company places its funds are Government-owned banks. The Company places a majority of its cash and cash equivalents in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the Government.

     Refer to Note 47 for details of related party transactions.

7.   TEMPORARY INVESTMENTS

                                                    2004     2005
                                                  -------   ------
Time deposits
   Third parties

      Rupiah

         Bank Jabar                                28,559       --
         Bank Bumiputra                            10,000       --
         Bank Mega                                 10,000       --
         Bank Niaga                                10,000       --
         Bank NISP                                 10,000       --
         ABN Amro Bank                              4,000       --
         Standard Chartered Bank                    7,000       --
         Bank Bukopin                               3,775       --
                                                  -------   ------
Total time deposits                                83,334       --
                                                  -------   ------

Available-for-sale securities
   Investment in mutual fund (Reksadana Bahana)
      At cost                                      17,000   25,000
      Unrealized gain on increase in value            429    3,624
                                                  -------   ------
                                                   17,429   28,624
                                                  -------   ------
   Investment in mutual fund (Reksadana BNI)
      At cost                                       7,000       --
      Unrealized gain on increase in value             36       --
                                                  -------   ------
                                                    7,036       --
                                                  -------   ------
Total available-for-sale securities                24,465   28,624
                                                  -------   ------
Total temporary investments                       107,799   28,624
                                                  =======   ======

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

7.   TEMPORARY INVESTMENTS (continued)

     Range of interest rates per annum for time deposits is as follows:

                       2004       2005
                   ------------   ----
Rupiah             7.30% - 8.00%    --
Foreign currency        2.50%       --

     The terms of time deposits range from 3 months to 1 year.

     Investments placed with related parties have similar interest rates, terms and conditions as those placed with third parties.

8.   TRADE ACCOUNTS RECEIVABLE

     a. By Debtor

          Related parties:

                                      2004       2005
                                    --------   --------
KSO Units                            392,307    158,478
Government agencies                  232,649    381,698
PT Citra Sari Makmur                  27,381     19,877
PT Mandara Selular Indonesia          40,713         --
PT Aplikanusa Lintasarta              10,893         --
PT Patra Telekomunikasi Indonesia     11,250         --
Others                                 7,094     10,600
                                    --------   --------
Total                                722,287    570,653
Allowance for doubtful accounts     (143,591)  (129,618)
                                    --------   --------
Net                                  578,696    441,035
                                    ========   ========

     Trade accounts receivable from certain related parties are presented net of the Company's liabilities to such parties due to legal right of offset in accordance with agreements with those parties.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

8.   TRADE ACCOUNTS RECEIVABLE (continued)

     a.   By Debtor (continued)

          Third parties:

                                                   2004        2005
                                                ---------   ---------
Residential and business subscribers            3,716,812   3,003,813
Overseas international carriers                    82,876     240,089
Others                                             44,206     357,916
                                                ---------   ---------
Total                                           3,843,894   3,601,818
Allowance for doubtful accounts                  (562,013)   (591,933)
                                                ---------   ---------
Net                                             3,281,881   3,009,885
                                                =========   =========

     b.   By Age

          Related parties:

                                                    2004       2005
                                                  --------   --------
Up to 6 months                                     435,543    408,511
7 to 12 months                                     155,357     45,950
13 to 24 months                                     62,629     85,369
More than 24 months                                 68,758     30,823
                                                  --------   --------
Total                                              722,287    570,653
Allowance for doubtful accounts                   (143,591)  (129,618)
                                                  --------   --------
Net                                                578,696    441,035
                                                  ========   ========

          Third parties:

                                                   2004        2005
                                                ---------   ---------
Up to 3 months                                  3,281,881   3,033,749
More than 3 months                                562,013     568,069
                                                ---------   ---------
Total                                           3,843,894   3,601,818
Allowance for doubtful accounts                  (562,013)   (591,933)
                                                ---------   ---------
Net                                             3,281,881   3,009,885
                                                =========   =========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

8.   TRADE ACCOUNTS RECEIVABLE (continued)

     c.   By Currency

          Related parties

                                                    2004       2005
                                                  --------   --------
Rupiah                                             636,950    511,251
United States Dollar                                85,337     59,402
                                                  --------   --------
Total                                              722,287    570,653
Allowance for doubtful accounts                   (143,591)  (129,618)
                                                  --------   --------
Net                                                578,696    441,035
                                                  ========   ========

          Third parties

                                                   2004        2005
                                                ---------   ---------
Rupiah                                          3,743,879   3,371,288
United States Dollar                              100,015     230,530
                                                ---------   ---------
Total                                           3,843,894   3,601,818
Allowance for doubtful accounts                  (562,013)   (591,933)
                                                ---------   ---------
Net                                             3,281,881   3,009,885
                                                =========   =========

     d.   Movements in the allowance for doubtful accounts

                                                     2004      2005
                                                   -------   --------
Beginning balance                                  443,892    522,066
Additions                                          281,622    401,174
Bad debts write-off                                (19,910)  (201,689)
                                                   -------   --------
Ending balance                                     705,604    721,551
                                                   =======   ========

          Management believes that the allowance for doubtful receivables is adequate to cover probable losses on uncollectible accounts.

          Except for the amounts receivable from Government Agencies, management believes that there are no significant concentrations of credit risk on these receivables.

          Refer to Note 48 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

9.   INVENTORIES

                                                                2004      2005
                                                              -------   -------
Components:
   Telephone terminals and spare parts                          4,418     3,570
   Cable and transmission installation spare parts             30,554    19,065
   Other spare parts                                            8,921    40,269
                                                              -------   -------
   Total                                                       43,893    62,904
   Allowance for obsolescence                                 (14,389)  (13,276)
                                                              -------   -------
   Net                                                         29,504    49,628
                                                              -------   -------
Modules:
   Cable and transmission installation spare parts             52,993    56,429
   Telephone terminals and spare parts                         34,434    37,891
   Other spare parts                                              142       277
                                                              -------   -------
   Total                                                       87,569    94,597
   Allowance for obsolescence                                 (32,377)  (39,248)
                                                              -------   -------
   Net                                                         55,192    55,349
                                                              -------   -------
Cards:
   SIM cards, RUIM cards and prepaid voucher blanks            87,386   107,394
   Allowance for obsolescence                                    (336)     (256)
                                                              -------   -------
   Net                                                         87,050   107,138
                                                              -------   -------
Total                                                         171,746   212,115
                                                              =======   =======

     Movements in the allowance for obsolescence are as follows:

                                                            2004     2005
                                                           ------   ------
Beginning balance                                          40,489   53,719
Additions                                                   7,167      787
Inventory write-off                                          (554)  (1,727)
                                                           ------   ------
Ending balance                                             47,102   52,780
                                                           ======   ======

     Management believes that the allowance is adequate to cover probable losses from decline in inventory value due to obsolescence.

     At September 30, 2005, inventory held by a certain subsidiary was insured against fire, theft and other specified risks for US$0.8 million. Management believes that the insurance amount is adequate to cover such risks.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

10.  PREPAID EXPENSES

                                                               2004       2005
                                                             -------   ---------
Rental                                                       414,769     758,979
Salary                                                       152,700     234,797
Insurance                                                     58,934      18,319
Telephone directory issuance cost                                114      20,814
Other                                                         32,610      21,772
                                                             -------   ---------
Total                                                        659,127   1,054,681
                                                             =======   =========

11.  OTHER CURRENT ASSETS

                                                                  2004     2005
                                                                 ------   ------
Bank Mandiri                                                     44,412   12,565
Deutsche Bank dan Citibank                                           --    1,041
                                                                 ------   ------
Total                                                            44,412   13,606
                                                                 ======   ======

     As of September 30, 2005, the balance consists of the Company's time deposits of US$0.029 million (Rp44,299 million and Rp12,266 million) pledged for several development projects.

     As of September 30, 2004, the balance consists of the Company's time deposits of US$4.6 million (Rp42,549 million) pledged as collateral for credit facility obtained by Napsindo (Note 22), Company's bank guarantees of US25,750 (equivalent Rp236 million) and Rp1,627 million pledged as collateral for bank guarantees in bank Mandiri. On July 2005 the time deposit of US$4.6 million was used to pay credit facility obtained by Napsindo.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

12.  LONG-TERM INVESTMENTS

                                                                      2004
                                    -----------------------------------------------------------------------
                                    PERCENTAGE                            EQUITY IN
                                        OF       OPENING    ADDITION /   NET INCOME   TRANSLATION    ENDING
                                     OWNERSHIP   BALANCE   (DEDUCTION)     (LOSS)     ADJUSTMENT    BALANCE
                                    ----------   -------   -----------   ----------   -----------   -------
EQUITY METHOD:
PT Citra Sari Makmur                   25.00      52,422        --            869         5,813      59,104
PT Patra Telekomunikasi Indonesia      30.00      11,332        --          1,413            --      12,745
PT Pasifik Satelit Nusantara           43.69          --        --             --            --          --
                                                  ------       ---          -----         -----      ------
                                                  63,754        --          2,282         5,813      71,849
                                                  ------       ---          -----         -----      ------
COST METHOD:
PT Batam Bintan Telekomunikasi          5.00         587        --             --            --         587
PT Bangtelindo                          3.18         199        --             --            --         199
PT Mandara Selular Indonesia            6.40          --        --             --            --          --
Medianusa Pte. Ltd.                     9.44         108        --             --            --         108
                                                  ------       ---          -----         -----      ------
Sub Total                                            894        --             --            --         894
                                                  ------       ---          -----         -----      ------
Total                                             64,648        --          2,282         5,813      72,743
                                                  ======       ===          =====         =====      ======

                                                                      2005
                                    -----------------------------------------------------------------------
                                    PERCENTAGE                            EQUITY IN
                                        OF       OPENING    ADDITION /   NET INCOME   TRANSLATION    ENDING
                                     OWNERSHIP   BALANCE   (DEDUCTION)     (LOSS)      ADJUSTMENT   BALANCE
                                    ----------   -------   -----------   ----------   -----------   -------
EQUITY METHOD:
PT Citra Sari Makmur                   25.00      60,115         --         2,117        3,133       65,365
PT Patra Telekomunikasi Indonesia      40.00      12,421      5,638         8,234           --       26,293
PT Pasifik Satelit Nusantara           43.69          --         --            --           --
                                                  ------      -----        ------        -----      -------
Sub Total                                         72,536      5,638        10,351        3,133       91,658
                                                  ------      -----        ------        -----      -------
COST METHOD:
PT Batam Bintan Telekomunikasi          5.00         587         --            --           --          587
PT Pembangunan Telekomunikasi
   Indonesia                            3.18         199         --            --           --          199
Bridge Mobile Pte. Ltd. *              14.29       9,290         --            --           --        9,290
PT Mandara Selular Indonesia **         1.33          --         --            --           --
                                                  ------      -----        ------        -----      -------
Sub Total                                         10,076         --            --           --       10,076
                                                  ------      -----        ------        -----      -------
Total                                             82,612      5,638        10,351        3,133      101,734
                                                  ======      =====        ======        =====      =======

----------
*    AP Telkomsel, effective December 2004

**   Diluted, based on shareholders meeting dated May 27, 2005

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

12.  LONG-TERM INVESTMENTS (continued)

     On August 8, 2003, the Company and PT Centralindo Pancasakti Cellular ("CPSC") signed a share-swap agreement ("KMT-IP share-swap transaction") in which the Company delivered its 14.20% outstanding shares in PT Komunikasi Selular Indonesia ("Komselindo"), its 20.17% outstanding shares in PT Metro Selular Nusantara ("Metrosel"), and its 100% outstanding shares in PT Telekomindo Selular Raya ("Telesera") to CPSC. In return, CPSC delivered its 30.58% outstanding shares in PT Indonusa Telemedia ("Indonusa"), 21.12% outstanding shares in PT Pasifik Satelit Nusantara ("PSN") under certain terms and paid cash of Rp5,398 million to the Company.

     A.   PT CITRA SARI MAKMUR ("CSM")

          CSM is engaged in providing Very Small Aperture Terminal ("VSAT"), network application services and consulting services on telecommunications technology and related facilities.

          As of September 30, 2004 and 2005, the carrying amount of investment in CSM was equal to the underlying equity in net assets of CSM.

     B.   PT PATRA TELEKOMUNIKASI INDONESIA ("PATRAKOM")

          Patrakom is engaged in providing satellite communication system services and related services and facilities to companies in the petroleum industry. On August 22, 2005, the Company purchase 10% ownership interest in Patrakom from PT Indosat Tbk. As a result, effective August 22, 2005 the Company's ownership in Patrakom become 40%.

          As of September 30, 2004 and 2005, the carrying amount of investment in Patrakom was equal to the underlying equity in net assets of Patrakom.

     C.   PT PASIFIK SATELIT NUSANTARA ("PSN")

          PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific Region.

          As of 2001, the Company's share of losses in PSN has exceeded the carrying amount of the investment. Accordingly, the investment has been reduced to zero.

          On August 8, 2003, as a result of share-swap transaction with CPSC, the Company interest in PSN effectively increased to 43.69%. The Company decided to increase its ownership interest in PSN as part of the share-swap transactions that was premised on the Company's assessment that PSN's satellite services will allow it to capitalize on a government program which calls for the provision of telecommunication services to remote areas of Indonesia.

          In 2003, PSN entered into a negotiation with its current creditors to restructure its debts. As of the date of issuance of these consolidated financial statements, the debt restructuring was not yet effective.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

12.  LONG-TERM INVESTMENTS (continued)

     D.   PT BATAM BINTAN TELEKOMUNIKASI ("BBT")

          BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

     E.   PT PEMBANGUNAN TELEKOMUNIKASI INDONESIA ("BANGTELINDO")

          Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

     F.   BRIDGE MOBILE PTE. LTD

          On November 3, 2004, Telkomsel together with six other international mobile operators in Asia Pacific established Bridge Mobile Pte. Ltd. (Singapore), a company that is engaged in providing regional mobile services in the Asia Pacific region.

          Telkomsel contributed US$1.0 million which represents a 14.286% ownership interest.

     G.   MEDIANUSA PTE. LTD.

          Medianusa Pte. Ltd. is an associated company of Infomedia, which is engaged as a sales agent, in search of advertisers for telephone directories. On November 30, 2004, Infomedia sold its entire ownership in Medianusa Pte. Ltd. for SGD0.024 million (Rp134.794 million) and recognized a gain of Rp27 million.

     H.   PT MANDARA SELULAR INDONESIA ("MOBISEL")

          Mobisel is engaged in providing mobile cellular services and related facilities. These services were previously provided by the Company under a revenue-sharing arrangement with PT Rajasa Hazanah Perkasa ("RHP"). The capital contribution made by the Company of Rp10,398 million represented a 25% equity ownership in Mobisel.

          As of December 31, 2002, the value of investment has been reduced to nil because the Company's share of loss exceeded the carrying amount of investment in Mobisel.

          On July 28, 2003, Mobisel's stockholders agreed to a restructuring program which included a debt to equity conversion of Mobisel's interconnection payables to the Company, and an equity investment by a new stockholder. The debt conversion was completed in August 2003 which resulted in dilution of the Company's interest to 7.44%.

          In January 2004, the Company's ownership interest was further diluted to 6.4% following the debt to equity conversion of Mobisel's debt to PT Property Java, Boston Investment Limited and Inquam (Indonesia) Limited Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

12.  LONG-TERM INVESTMENTS (continued)

     H.   PT MANDARA SELULAR INDONESIA ("MOBISEL") (continued)

          On December 20, 2004, Mobisel's stockholders agreed to issue 306,000,000 new Series B shares to a new stockholder and an existing stockholder. The issuance of 306,000,000 new Series B shares resulted in dilution of the Company's interest in Mobisel to 3.63%.

          On May 25, 2005, Mobisel's stockholders agreed to issue 1,179,418,253 series B shares to a new stockholder and an existing stockholder. The issuance of 1,179,418,253 series B shares resulted in dilution of the Company's interest in Mobisel to 1.33%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

13.  PROPERTY, PLANT AND EQUIPMENT

                                      JANUARY 1,      KSO IV                                                   SEPTEMBER 30
                                         2004      ACQUISITIONS   ADDITIONS   DEDUCTIONS   RECLASSIFICATIONS       2004
                                      ----------   ------------   ---------   ----------   -----------------   ------------
AT COST OR REVALUED AMOUNTS:
DIRECT ACQUISITIONS
   Land                                  298,964            --       15,652      (2,424)              --           312,192
   Buildings                           1,819,095         7,021       31,887      (4,633)          94,477         1,947,847
   Switching equipment                10,473,392       612,502       82,218        (667)          62,035        11,229,480
   Telegraph, telex and data
      communication equipment            199,314            --          429          --             (758)          198,985
   Transmission installation and
      equipment                       16,818,179       271,678    1,297,512    (476,231)       2,180,418        20,091,556
   Satellite, earth station and
      equipment                        6,209,827            --        1,721    (163,490)         312,468         6,360,526
   Cable network                      15,488,797     1,427,049       37,927      (2,727)          85,574        17,036,620
   Power supply                        1,149,458        18,644        3,406        (312)          41,601         1,212,797
   Data processing equipment           3,252,667        32,012      309,576     (10,330)          51,797         3,635,722
   Other telecommunications
      peripherals                        735,188            --       70,721          --            1,558           807,467
   Office equipment                      660,491           101       37,819         (18)             651           699,044
   Vehicles                              187,853         3,859          208      (4,976)             541           187,485
   Other equipment                       107,573            --        3,346          --              356           111,275
   Property under construction:
      Buildings                           54,888            --      158,762          --          (74,939)          138,711
      Switching equipment                158,056            --       57,731          --          (18,364)          197,423
      Transmission installation and
         equipment                        93,907            --    2,106,294          --       (2,123,183)           77,018
      Satellite, earth station and
         equipment                       607,172            --      599,330          --            5,079         1,211,581
      Cable network                       14,524            --    1,082,013          --         (473,362)          623,175
      Power supply                           106            --       21,767          --           (6,731)           15,142
      Data processing equipment           10,526            --       62,581          --          (47,263)           25,844
      Other telecommunications
         peripherals                      16,483            --          642          --           (6,869)           10,256
LEASED ASSETS
   Vehicles                                  239            --           11          --               --               250
                                      ----------     ---------    ---------    --------       ----------        ----------
   Total                              58,356,699     2,372,866    5,981,553    (665,808)          85,086        66,130,396
                                      ----------     ---------    ---------    --------       ----------        ----------
ACCUMULATED DEPRECIATION:
DIRECT ACQUISITIONS
   Buildings                             812,319            --       84,611      (4,616)          12,802           905,116
   Switching equipment                 5,266,488            --      518,648          --           37,286         5,822,422
   Telegraph, telex and data
      communication equipment            194,249            --        1,686          --           (2,087)          193,848
   Transmission installation and
      equipment                        4,956,895            --    1,926,333    (475,412)          20,547         6,428,363
   Satellite, earth station and
      equipment                        2,158,379            --      125,691    (163,490)        (477,648)        1,642,932
   Cable network                       6,613,281            --    1,171,547      (1,011)         576,760         8,360,577
   Power supply                          797,925            --       77,953        (387)           3,167           878,658
   Data processing equipment           1,469,816            --      400,308     (10,253)          (3,673)        1,856,198
   Other telecommunications
      peripherals                        572,190            --       63,155          --          (97,479)          537,866
   Office equipment                      497,467            --       37,019        (129)           7,267           541,624
   Vehicles                              173,134            --        5,998      (4,267)            (623)          174,242
   Other equipment                        69,302            --       15,990          --               (6)           85,286
LEASED ASSETS
   Vehicles                                  114            --           22          --               --               136
                                      ----------     ---------    ---------    --------       ----------        ----------
   Total                              23,581,559            --    4,428,961    (659,565)          76,313        27,427,268
                                      ----------     ---------    ---------    --------       ----------        ----------
Net Book Value                        34,775,140                                                                38,703,128
                                      ==========                                                                ==========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

13.  PROPERTY, PLANT AND EQUIPMENT (continued)

                                      JANUARY 1,                                                SEPTEMBER 30,
                                         2005      ADDITIONS   DEDUCTIONS   RECLASSIFICATIONS        2005
                                      ----------   ---------   ----------   -----------------   -------------
AT COST OR REVALUED AMOUNTS:
DIRECT ACQUISITIONS
   Land                                  327,339      25,402      21,100            (238)            331,403
   Buildings                           2,170,055     170,479       4,156          (2,877)          2,333,501
   Switching equipment                10,360,100     122,819          --         110,875          10,593,794
   Telegraph, telex and data
      communication equipment            213,855       3,294      12,216            (705)            204,228
   Transmission installation and
      equipment                       26,922,143   3,594,727          --         (77,219)         30,439,651
   Satellite, earth station and
      equipment                        3,354,803     311,559          --        (760,266)          2,906,096
   Cable network                      17,701,074     276,375       1,468         288,786          18,264,767
   Power supply                        1,194,710      17,846       1,156          49,217           1,260,617
   Data processing equipment           3,786,741   1,068,477          --         (17,367)          4,837,851
   Other telecommunications
      peripherals                        824,634     189,887          --          (4,927)          1,009,594
   Office equipment                      661,666      44,015      62,952           7,254             649,983
   Vehicles                              191,403       6,120         522          (2,321)            194,680
   Other equipment                       112,626       2,664       1,056          (1,119)            113,115
   Property under construction:
      Buildings                           53,412     106,369          --          (1,174)            158,607
      Switching equipment                     --          --          --              --                  --
      Transmission installation and
         equipment                       175,131     939,628          --          (8,461)          1,106,298
      Satellite, earth station and
         equipment                       776,899          --          --              --             776,899
      Cable network                       25,508     338,435          --          (2,564)            361,379
      Power supply                            69       6,514          --              --               6,583
      Data processing equipment           16,681     151,569          --         (10,891)            157,359
      Other telecommunications
         peripherals                          --       1,720          --              --               1,720
LEASED ASSETS
   Vehicles                                  413          --          --                                 413
                                      ----------   ---------     -------        --------          ----------
   Total                              68,869,262   7,377,899     104,626        (433,997)         75,708,538
                                      ----------   ---------     -------        --------          ----------
ACCUMULATED DEPRECIATION:
DIRECT ACQUISITIONS
   Buildings                             952,638     106,681       1,370          15,560           1,073,509
   Switching equipment                 5,601,273     586,293          --          84,253           6,271,819
   Telegraph, telex and data
      communication equipment            198,653       4,755          --          (5,618)            197,790
   Transmission installation and
      equipment                        8,208,259   2,225,186          --         (51,008)         10,382,437
   Satellite, earth station and
      equipment                        1,532,282     151,604          --        (446,879)          1,237,007
   Cable network                       8,235,661   1,129,514       1,468         111,875           9,475,582
   Power supply                          904,780      63,854       1,156          48,659           1,016,137
   Data processing equipment           2,112,821     514,980          --          28,607           2,656,408
   Other telecommunications
      peripherals                        712,578      58,582          --          10,382             781,542
   Office equipment                      562,757      38,333      46,940          (4,782)            549,368
   Vehicles                              180,864       3,660       1,597            (968)            181,959
   Other equipment                        94,527       5,688          --              --             100,215
LEASED ASSETS
   Vehicles                                   70          12          --              --                  82
                                      ----------   ---------     -------        --------          ----------
   Total                              29,297,163   4,889,142      52,531        (209,919)         33,923,855
                                      ----------   ---------     -------        --------          ----------
Net Book Value                        39,572,099                                                  41,784,683
                                      ==========                                                  ==========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

13.  PROPERTY, PLANT AND EQUIPMENT (continued)

                                                        2004      2005
                                                       ------   -------
Proceeds from sales of property, plant and equipment   51,180   120,589
Net book value                                          6,063    49,249
                                                       ------   -------
Gain on disposal                                       45,117    71,340
                                                       ======   =======

     In accordance with the amended and restated KSO agreement with MGTI (Note
     4d), ownership rights to the acquired property, plant and equipment in KSO IV are legally retained by MGTI until the end of the KSO period (December 31, 2010).

     As of September 30, 2004 and 2005, the net book value of property, plant and equipment included in the Company's property, plant and equipment that are utilized by the KSOs amounted to Rp727,886 million and Rp368,758 million, respectively. The legal ownership of these property, plant and equipment are still retained by the Company.

     The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (Hak Guna Bangunan or HGB) for a period of 20-30 years, which will expire between 2005-2034. Management believes that there will be no difficulty in obtaining the extension of the landrights when they expire.

     Some of the Company's land of 1,770,660 sqm is still under the name of the Ministry of Tourism, Post and Telecommunications and the Ministry of Communications of the Republic of Indonesia. The transfer to the Company of the legal title of ownership on those parcels of land is still in progress.

     The company's land of 11,720 sqm located on Jl. DI Panjaitan, Prumpung East Jakarta amounted to Rp27,565 million in disputes status.

     The estimated date of completion of assets under construction is between January 2005 and April 2006. Management believes that there is no impediment to the completion of the construction in progress.

     As of September 30, 2005, property, plant and equipment of the Company and subsidiaries, except for land, were insured with various insurances companies against fire, theft and other specified risks for a coverage of Rp22,174,958 million and US$2,502.7 million. In addition, Telkom-1 satellites is insured for US$51.6 million. Management believes that the insurance coverage is adequate.

     For nine month period ended September 30, 2004, Telkomsel applied accelerated depreciation for Hardware IN amounted to Rp205 billion in according with equipment modernization and written-off related cost and accumulated depreciation amounted to Rp395,4 billion.

     Certain property, plant and equipment of the Company and subsidiaries have been pledged as collateral for lending agreements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

14.  PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS

                               JANUARY 1,                                                SEPTEMBER 30,
                                  2004      ADDITIONS   DEDUCTIONS   RECLASSIFICATIONS        2004
                               ----------   ---------   ----------   -----------------   -------------
AT COST:
   Land                             3,160         --         --                --              3,160
   Buildings                       20,255         --         --            (7,058)            13,197
   Switching equipment            537,890         --         --           (57,156)           480,734
   Transmission installation
      and equipment                93,028     42,986         --           (20,739)           115,275
   Cable network                  318,381     22,094         --           (17,789)           322,686
   Other telecommunications
      peripherals                 123,972         --         --            (4,637)           119,335
                                ---------     ------        ---          --------          ---------
   Total                        1,096,686     65,080         --          (107,379)         1,054,387
                                ---------     ------        ---          --------          ---------

ACCUMULATED DEPRECIATION:
   Land                             1,449         93         --                --              1,542
   Buildings                        9,804        606         --            (3,529)             6,881
   Switching equipment            341,525     34,993         --           (37,951)           338,567
   Transmission installation
      and equipment                89,720      6,398         --           (20,739)            75,379
   Cable network                  225,175     26,291         --           (13,972)           237,494
   Other telecommunications
      peripherals                 123,972         45         --            (4,637)           119,380
                                ---------     ------        ---          --------          ---------
   Total                          791,645     68,426         --           (80,828)           779,243
                                ---------     ------        ---          --------          ---------
NET BOOK VALUE                    305,041                                                    275,144
                                =========                                                  =========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

14.  PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS
     (continued)

                               JANUARY 1,                                                SEPTEMBER 30,
                                  2005      ADDITIONS   DEDUCTIONS   RECLASSIFICATIONS        2005
                               ----------   ---------   ----------   -----------------   -------------
AT COST:
   Land                             3,382         47         --                --             3,429
   Buildings                       13,422        338         --            (4,825)            8,935
   Switching equipment            418,137     19,964         --          (124,552)          313,549
   Transmission installation
      and equipment               259,119     32,149         --                --           291,268
   Cable network                  396,140      8,887         --          (115,795)          289,232
   Other telecommunications
      peripherals                 103,497         97         --           (50,853)           52,741
                                ---------     ------        ---          --------           -------
   Total                        1,193,697     61,482         --          (296,025)          959,154
                                ---------     ------        ---          --------           -------

ACCUMULATED DEPRECIATION:
   Land                             1,601        128         --                --             1,729
   Buildings                        7,077        368         --            (2,654)            4,791
   Switching equipment            286,122     18,681         --           (91,412)          213,391
   Transmission installation
      and equipment                68,966     16,606         --               574            86,146
   Cable network                  227,517     15,732         --          (114,924)          128,325
   Other telecommunications
      peripherals                 103,287         42         --           (50,853)           52,476
                                ---------     ------        ---          --------           -------
   Total                          694,570     51,557         --          (259,269)          486,858
                                ---------     ------        ---          --------           -------
NET BOOK VALUE                    499,127                                                   472,296
                                =========                                                   =======

     In accordance with revenue-sharing arrangements agreements, ownership rights to the property, plant and equipment under revenue-sharing arrangements are legally retained by the investors until the end of the revenue-sharing period.

     The unearned income on revenue-sharing arrangements is as follows:

                               2004       2005
                            ---------   --------
Gross amount                1,054,387    959,154
                            ---------   --------
Accumulated amortization:
Beginning balance            (984,954)  (833,365)
Addition (Note 38)            (39,208)   (73,788)
Deduction                     102,911    294,157
                            ---------   --------
Ending balance               (921,251)  (612,996)
                            ---------   --------
Net                           133,136    346,158
                            =========   ========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

15.  ADVANCES AND OTHER NON-CURRENT ASSETS

     Advances and other non-current assets consist of:

                                                           2004       2005
                                                         -------   ---------
Advances for purchase of property, plant and equipment   125,656   1,117,972
Restricted cash                                          116,196     155,363
Deferred landrights charges                               89,259      86,884
Security deposits                                         25,803      31,041
Others                                                    70,788      37,626
                                                         -------   ---------
Total                                                    427,702   1,428,886
                                                         =======   =========

     In the advances for purchase of property, plant and equipment include advance payment for procurement and insurance of launching of Telkom-2 Satellite of Rp598,185 million.

     Restricted cash represents time deposits with original maturities of more than one year held by the Company and its subsidiaries and are pledged as collateral for bank guarantee.

     Deferred land rights charges represent costs to extend the contractual life of the landrights which are deferred and amortized over the new contractual life.

16.  GOODWILL AND OTHER INTANGIBLE ASSETS

     The changes in the carrying amount of goodwill and other intangible assets for the years ended September 30, 2004 and 2005 are as follows:

                                                                    OTHER
                                                                 INTANGIBLE
                                                      GOODWILL     ASSETS        TOTAL
                                                      --------   ----------   ----------
Gross carrying amount:
   Balance as of December 31, 2003                    106,348     6,011,406    6,117,754
   Addition - acquisition KSO IV (Note 5d)                 --       908,228      908,228
                                                      -------    ----------   ----------
   Balance as of September 30, 2004                   106,348     6,919,634    7,025,982
                                                      -------    ----------   ----------

Accumulated amortization:
   Balance as of December 31, 2003                    (54,951)     (918,753)    (973,704)
   Amortization expense for 9 months period in 2004   (15,952)     (633,183)    (649,135)
                                                      -------    ----------   ----------
   Balance as of September 30, 2004                   (70,903)   (1,551,936)  (1,622,839)
                                                      -------    ----------   ----------
Net book value                                         35,445     5,367,698    5,403,143
                                                      =======    ==========   ==========
Weighted-average amortization period                  5 years    8.20 years

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

16.  GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

                                                                    OTHER
                                                                 INTANGIBLE
                                                      GOODWILL     ASSETS        TOTAL
                                                      --------   ----------   ----------
Gross carrying amount:
   Balance as of December 31, 2004                    106,348     7,151,111    7,257,459
   Addition                                                --            --           --
                                                      -------    ----------   ----------
   Balance as of June 30, 2005                        106,348     7,151,111    7,257,459
                                                      -------    ----------   ----------
Accumulated amortization:
   Balance as of December 31, 2004                    (76,221)   (1,769,813)  (1,846,034)
   Amortization expense for 9 months period in 2005   (15,952)     (672,662)    (688,614)
                                                      -------    ----------   ----------
   Balance as of June 30, 2005                        (92,173)   (2,442,475)  (2,534,648)
                                                      -------    ----------   ----------
Net book value                                         14,175     4,708,636    4,722,811
                                                      =======    ==========   ==========
Weighted-average amortization period                  5 years    7.97 years

     Other intangible assets resulted from the acquisitions of Dayamitra, Pramindo, AWI and KSO IV, and represent the rights to operate the business in the KSO areas (Note 5). Goodwill resulted from the acquisition of GSD (Note 1c).

17.  ESCROW ACCOUNTS

     Escrow accounts consist of the following:

                             2004      2005
                           -------   -------
Citibank N.A., Singapore   208,830   106,806
Bank Mandiri                 6,171     6,316
                           -------   -------
                           215,001   113,122
                           =======   =======

     A.   CITIBANK N.A., SINGAPORE

          This escrow account with Citibank N.A., Singapore ("Dayamitra Escrow Agent") was established to facilitate the payment of the Company's obligations under the Conditional Sale and Purchase Agreement and Option Agreement entered into with the selling stockholders of Dayamitra (Note 5a).

          In 2004, the Company has repaid the entire obligations under the Conditional Sale and Purchase Agreement; therefore, as of December 31, 2004, this escrow account is used to facilitate the payment of the Company's obligations under the Option Agreement with TMC.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

17.  ESCROW ACCOUNTS (continued)

     A.   CITIBANK N.A., SINGAPORE (continued)

          The escrow account earns interest at LIBOR minus 0.75% per annum, which is computed on a daily basis. The interest income earned is included as part of the escrow funds. The remaining funds available will be transferred to the Company after all of the obligations related to the Dayamitra transaction are satisfied.

     B.   BANK MANDIRI

          The escrow account with Bank Mandiri was established by Dayamitra in relation with the credit facilities from Bank Mandiri (Note 26).

18.  TRADE ACCOUNTS PAYABLE

                                                         2004        2005
                                                      ---------   ---------
Related parties
   Payables to other telecommunications carriers        140,463      35,197
   Concession fees                                      397,918     488,704
   Purchases of equipment, materials and services       145,917     211,904
   Others                                                71,924       8,967
                                                      ---------   ---------
   Total                                                756,222     744,772
                                                      ---------   ---------
Third parties
   Purchases of equipment, materials and services     3,049,527   2,635,085
   Payables related to revenue-sharing arrangements     103,776     213,220
   Payables to other telecommunication providers         95,268     157,198
                                                      ---------   ---------
   Total                                              3,248,571   3,005,503
                                                      ---------   ---------
                                                      4,004,793   3,750,275
                                                      =========   =========

     Trade accounts payable by currency are as follows:

                                  2004        2005
                               ---------   ---------
Rupiah                         2,076,382   2,281,830
U.S. Dollar                    1,164,693   1,371,402
Euro                             760,500      94,930
Singapore Dollar                   1,310       1,298
Japanese Yen                         977         812
Great Britain Pound Sterling         884           3
Australian Dollar                     47          --
                               ---------   ---------
Total                          4,004,793   3,750,275
                               =========   =========

     Refer to Note 48 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

19.  ACCRUED EXPENSES

                                                             2004        2005
                                                          ---------   ---------
Bonus and non-salary benefit                                515,932     449,889
Interest and bank charges                                   303,439     232,959
General, administrative and marketing                       314,799     249,707
Operations, maintenance and telecommunications services     547,912     693,659
                                                          ---------   ---------
Total                                                     1,682,082   1,626,214
                                                          =========   =========

20.  UNEARNED INCOME

                                     2004       2005
                                   -------   ---------
Prepaid pulse reload vouchers      862,323   1,585,880
Other telecommunication services     6,658       5,030
Telephone directory                  3,300          --
Other                               56,443       8,240
                                   -------   ---------
Total                              928,724   1,599,150
                                   =======   =========

21.  ADVANCES FROM CUSTOMERS AND SUPPLIERS

     Represent security deposits received from customers related to services and performance guarantee deposits from suppliers related to procurement contracts.

22.  SHORT-TERM BANK LOANS

     Short-term bank loans consist of:

                                              2004      2005
                                            -------   -------
Hongkong Shanghai Bank Corporation (HSBC)        --   505,190
Bank Central Asia                                --   170,000
ABN AMRO Bank                               356,683        --
Bank Mandiri                                 40,854        --
                                            -------   -------
Total                                       397,537   675,190
                                            =======   =======

     a.   Hongkong Shanghai Bank Corporation ("HSBC")

          On December 20, 2004, the Company entered into a revolving loan agreement with HSBC for a maximum facility of Rp500,000 million. The facility will be available for withdrawal until January 20, 2005 and any amount drawn down under this facility is payable within 6 months from the withdrawal date. The facility bears interest at one-month Certificate of Bank Indonesia ("SBI") plus 1% of the amount drawn down which is payable at the maturity date of the loan. On January 20, 2005, the Company drew down Rp100,000 million from the facility.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.  SHORT-TERM BANK LOANS (continued)

     a.   Hongkong Shanghai Bank Corporation ("HSBC") (continued)

          On March 28, 2005, the maximum facility was amended to Rp100,000 million with interest rate at one-month SBI plus 1% and US$49.0 million with interest rate at LIBOR plus 1.8%. As of September 30, 2005 the principal balance was US$49.0 or equivalent with Rp505,190 million.

     b.   Bank Central Asia

          On December 27, 2004, the Company entered into a loan agreement with Bank Central Asia ("BCA") for a short-term loan with a maximum facility of US$49.0 million. On April 15, 2005, the loan has been fully repaid.

          On December 3, 2004, Telkomsel entered into a Loan Agreement with Deutsche Bank AG, Jakarta (as "Arranger" and "Agent") and Bank Central Asia ("BCA", as "Lender") covering a total facility of Rp170,000 million ("Facility"). The Facility bears interest at three-month SBI plus 1%, to be paid quarterly in arrears. The facility is available during the period commencing on the date of the agreement and ending on the earlier of sixty (60) days after the date of agreement and the date of which the Facility is fully drawn, cancelled or terminated. The repayment of amount drawn is on the first anniversary of the utilization date of the Facility. The lender (transferor), may at any time, subject to giving five business days prior notice to the Agent, transfer its rights, benefits, and obligations under this agreement to any bank or financial institution. Such transfer is conducted by way of delivery of Transfer Agreement from the transferor to the Agent and acknowledgement of the Telkomsel on the transfer. As of September 30, 2005 the loan balance was Rp170,000 million.

     c.   ABN AMRO Bank

          On January 28, 2004, the Company signed a short-term loan agreement with ABN AMRO Bank N.V., Jakarta Branch for a facility of US$129.7 million. The loan was used to settle the outstanding promissory notes at March 15, 2004 which were issued for the acquisition of Pramindo (Note 4b). The principal and interest are payable in 10 monthly installments from March 2004 to December 2004. The loan bears interest at LIBOR plus 2.75%. As of September 30, 2004, the loan was Rp356,683 (US$38.9 million) and on January 6, 2005, the loan has been fully repaid.

          On December 21, 2004, the Company entered into a loan agreement with ABN AMRO Bank N.V. for a short-term loan with a maximum facility of US$65.0 million. The loan principal of US$30.0 million and US$35.0 million is due on March 31, 2005 and June 30, 2005, respectively. The loan is unsecured and bears interest at 3-month U.S. Dollar LIBOR plus 2.5% (i.e. 5.02% as of December 31, 2005). On June 30, 2005, the loan has been fully repaid.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.  SHORT-TERM BANK LOANS (continued)

     d.   Bank Mandiri

          On August 28, 2001, Napsindo entered into a loan agreement with Bank Mandiri for a facility of US$1.8 million for a one-year term. The loan is secured with the Company's time deposits (Note 11) with interest rate at 2% above the pledged time deposits interest rate (i.e. 3% as of September 30, 2004 and 2.65% as of September 31, 2005). On November 11, 2003, the facility was extended until August 28, 2004. The facility can be extended upon approval by the Company. Subsequently, on September 23, 2004, this loan facility was extended for another one-year term and will expire on August 28, 2005. On August 1, 2005, the loan has been fully repaid utilizing Company's pledged time deposit.

          On April 24, 2003, Napsindo also entered into a loan agreement with Bank Mandiri for a facility of US$2.7 million for a one-year term. The facility has been extended and will be due on July 29, 2005. The loan is secured by the Company's time deposits and bears interest at 2% above the pledged time deposits interest rate (i.e. 3% as of September 30, 2004 and 2.65% as of July 29, 2005). On August 1, 2005, the loan has been fully repaid .

          As of September 30, 2004 and 2005, principal outstanding under these facilities amounted to nil and US$4.5 million (Rp40,854 million), respectively.

23.  MATURITIES OF LONG-TERM LIABILITIES

     a.   Current maturities

                                                          NOTES      2004        2005
                                                          -----   ---------   ---------
Two-step loans                                              23      882,591     645,540
Medium-term Notes                                           24           --     179,584
Bank loans                                                  25    1,123,685     550,738
Liabilities for acquisitions of subsidiaries and KSO IV     26      559,521     712,232
                                                                  ---------   ---------
Total                                                             2,565,797   2,088,094
                                                                  =========   =========

     b.   Long-term portion

                                                          (IN BILLIONS OF RUPIAH)
                                          --------------------------------------------------------
                                  NOTES     TOTAL     2006     2007      2008      2009     LATER
                                  -----   --------   -----   -------   -------   -------   -------
Two-step loans                      23     5,095.2   155.0     525.5     480.1     463.0   3,471.6
Bonds                               24       990.5      --     990.5        --        --        --
Medium-term Notes                   24       609.5   144.5     465.0        --        --        --
Bank loans                          25     1,900.1   376.5     860.8     352.5     308.6       1.7
Liabilities for acquisitions of
   subsidiaries and KSO IV          26     3,564.0   251.8     772.2     847.3     816.5     876.2
                                          --------   -----   -------   -------   -------   -------
Total                                     12,159.3   927.8   3,614.0   1,679.9   1,588.1   4,349.5
                                          ========   =====   =======   =======   =======   =======

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

24.  TWO-STEP LOANS

     Two-step loans are loans, which were obtained by the Government from overseas banks and a consortium of contractors, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and are payable in Rupiah based on the exchange rate at the date of drawdown. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

     On December 15, 2004, the Company repaid a portion of its Rupiah denominated two-step loans totaling Rp701,272 million before its maturity. Further, on December 24, 2004, the Company repaid a portion of its U.S. Dollar denominated two-step loans with principal amount of US$48.8 million and its entire Euro denominated two-step loans with principal amount of EUR14.5 million before their maturities. These early repayments of two-step loans have been approved by the Ministry of Finance of the Republic of Indonesia - Directorate General of Treasury.

     The details of the two-step loans are as follows:

                                    INTEREST RATE                OUTSTANDING
                            -----------------------------   ---------------------
        CREDITORS                2004            2005          2004        2005
-------------------------   -------------   -------------   ---------   ---------
Overseas banks               3.10% - 8.49%  3.10% - 10.36%  7,164,614   5,638,433
Consortium of contractors   3.20% - 13.25%           3.20%    223,865     102,380
                                                            ---------   ---------
Total                                                       7,388,479   5,740,813
Current maturities                                           (882,591)   (645,540)
                                                            ---------   ---------
Long-term portion                                           6,505,888   5,095,273
                                                            =========   =========

     The details of two-step loans obtained from overseas banks as of September 30, 2004 and 2005 are as follows:

                       INTEREST RATE                OUTSTANDING
               ------------------------------   ---------------------
 CURRENCIES         2004            2005          2004        2005
------------   --------------   -------------   ---------   ---------
U.S. Dollar      4.00% - 7.90%   4.00% - 6.81%  2,883,105   2,401,637
Rupiah         11.85% - 14.90%  8.30% - 10.71%  2,803,197   1,874,141
Japanese Yen     3.10% - 3.20%           3.10%  1,302,944   1,362,655
Euro             7.33% - 8.50%             --     175,368          --
                                                ---------   ---------
Total                                           7,164,614   5,638,433
                                                =========   =========

     The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are repayable in semi-annual installments and they are due on various dates until 2024.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

24.  TWO-STEP LOANS (continued)

     Details of two-step loans obtained from a consortium of contractors as of September 30, 2004 and 2005 are as follows:

                   INTEREST RATE         OUTSTANDING
               --------------------   -----------------
 CURRENCIES         2004       2005     2004      2005
------------   -------------   ----   -------   -------
Rupiah         8.49% - 13.25%    --    99,707        --
Japanese Yen            3.20%  3.20%  124,158   102,380
                                      -------   -------
Total                                 223,865   102,380
                                      =======   =======

     The consortium of contractors consists of Sumitomo Corporation, PT NEC Nusantara Communications and PT Humpuss Elektronika (SNH Consortium). The loans were obtained to finance the second digital telephone exchange project. The loans are repayable in semi-annual installments and they are due on various dates until June 15, 2008.

     Two-step loans which are payable in Rupiah bear either a fixed interest rate, a floating rate based upon the average interest rate on 3-month Certificates of Bank Indonesia during the six-months preceding the installment due date plus 1% or a floating interest rate offered by the lenders plus 5.25%. Two-step loans which are payable in foreign currencies bear either a fixed rate interest or the floating interest rate offered by the lenders, plus 0.5%.

     As of September 30, 2005, the Company has used all facilities under the two-step loan program and the draw-down period for the two-step loans has expired.

     The Company should maintain financial ratios as follows:

     a. Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for two-step loans originating from World Bank and Asian Development Bank ("ADB"), respectively.

     b. Internal financing (earnings before depreciation and interest expenses) should exceed 50% and 20% compared to capital expenditures for loans originating from World Bank and ADB, respectively.

     As of September 30, 2005, the Company complied with the above mentioned ratios.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

25.  NOTES AND BONDS

                        2004          2005
                     ----------    ---------
Bonds                   985,243      990,529
Medium-term Notes            --      789,123
Guaranteed Notes        726,564           --
                     ----------    ---------
Total                 1,711,807    1,779,652
Current maturities           --     (179,584)
                     ----------    ---------
Long-term portion     1,711,807    1,600,068
                     ==========    =========

     a.   Bonds

          On July 16, 2002, the Company issued bonds amounting to Rp1,000,000 million. The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002. The bonds are traded on the Surabaya Stock Exchange and will mature on July 15, 2007. The trustee of the bonds is PT Bank Negara Indonesia (Persero) Tbk and the custodian is PT Danareksa Sekuritas.

          The current rating for the bonds issued by Pefindo is AAA and by Standard and Poor's is BB-.

          As of September 30, 2004 and 2005, the outstanding principal amount of the bonds and the unamortized bond issuance costs are as follows:

                         2004          2005
                      ----------    ----------
Principal              1,000,000     1,000,000
Bond issuance costs      (14,757)       (9,471)
                       ---------     ---------
Net                      985,243       990,529
                       =========     =========

          During the period when the bonds are outstanding, the Company should comply with all covenants or restrictions including maintaining consolidated financial ratios as follows:

          1.   Debt service coverage ratio should exceed 1.5:1

          2.   Debt to equity ratio should not exceed:

               a.   3:1 for the period of January 1, 2002 to December 31, 2002

               b.   2.5:1 for the period of January 1, 2003 to December 31, 2003

               c. 2:1 for the period of January 1, 2004 to the redemption date of the bonds

          3.   Debt to EBITDA ratio should not exceed 3:1

          As of September 30, 2005, the Company complied with the covenants.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

25.  NOTES AND BONDS (continued)

     b.   Medium-term Notes

          On December 13, 2004, the Company entered into an agreement with PT ABN AMRO Asia Securities Indonesia, PT Bahana Securities, PT BNI Securities and PT Mandiri Sekuritas (collectively referred as "Initial Purchasers") to issue Medium-term Notes (the "Notes") for a total principal amount of Rp1,125,000 million. Proceeds from issuance of the Notes were used to finance the payment of the remaining balance of the borrowings assumed in connection with the AWI acquisition amounting to US$123.0 million (Note 26a).

          The Notes consist of four Series with the following maturities and interest rates:

SERIES   PRINCIPAL       MATURITY        INTEREST RATE
------   ---------   -----------------   -------------
  A        290,000       June 15, 2005       7.70%
  B        225,000   December 15, 2005       7.95%
  C        145,000       June 15, 2006       8.20%
  D        465,000       June 15, 2007       9.40%
         ---------
Total    1,125,000
         =========

          Interest on the Notes is payable semi-annually beginning June 15, 2005 through June 15, 2007. The Notes are unsecured and will at all times rank pari passu with other unsecured debts of the Company. The Company may at any time, before the maturity dates of the Notes, repurchase the Notes in whole or in part.

          On June 15, 2005 Notes Seris A have been repaid by the Company.

          As of September 30, 2004 and 2005, the outstanding principal and unamortized debt issuance costs are as follows:

                      2004     2005
                      ----   --------
Principal               --    790,045
Debt issuance costs     --       (921)
                       ---   --------
                        --    789,124
Current maturities      --   (179,584)
                       ---   --------
Long-term portion       --    609,540
                       ===   ========

          The current rating for the Notes issued by Pefindo is AAA.

          During the period when the Notes are outstanding, the Company should comply with all covenants or restrictions including maintaining financial ratios as follows:

          1. Debt service coverage ratio should exceed 1.5:1

          2. Debt to equity ratio should not exceed 2:1

          3. Debt to EBITDA ratio should not exceed 3:1

          As of September 30, 2005, the Company complied with the covenants.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

25.  NOTES AND BONDS (continued)

     c.   Guaranteed Notes

          In April 2002, TSFL, Telkomsel's wholly-owned subsidiary, issued US$150.0 million Guaranteed Notes (the "Notes") which are unconditionally and irrevocably guaranteed by Telkomsel. The Notes bear interest at 9.75%, payable semi-annually on April 30 and October 30 of each year and will mature on April 30, 2007. The trustee of the Notes is Deutsche Bank Trustees (Hongkong Limited) and the custodian is Deutsche Bank AG, Hongkong Branch.

          TSFL may, on the interest payment date falling on or about the third anniversary of the issue date redeem the Notes, in whole or in part, at 102.50% of the principal amount of such Notes, together with interest accrued to the date fixed for redemption, provided that if only part of the Notes are redeemed, the principal amount of the outstanding Notes after such redemption will be at least US$100.0 million.

          The Notes are listed on the Singapore Exchange Securities Trading Limited. The Notes will constitute direct, unconditional, unsubordinated and unsecured obligations of TSFL and will at all times rank pari passu and without any preference among themselves. The payment obligations of TSFL under the Notes shall, save for such exceptions as may be provided by applicable laws, at all times rank at least equivalent with all other present and future unsecured and unsubordinated obligations of TSFL. The net proceeds from the sale of the Notes were used by TSFL to lend to Telkomsel in financing its capital expenditures.

          Based on the "On-Loan Agreement", dated April 30, 2002 between Telkomsel and TSFL, TSFL lent the proceeds from the subscription of the Notes to Telkomsel at an interest rate of 9.765% per annum, payable under the same terms as above. Subsequently, on September 8, 2003, the agreement was amended such that if any Notes are cancelled, the principal amount of the outstanding loan will be reduced by the principal amount of the Notes cancelled. The loan will mature on April 30, 2007 or on such an earlier date as the loan may become repayable.

          In 2004 and 2005, as part of management's plan to minimize foreign exchange exposures and to reduce interest charges, Telkomsel purchased a portion of Notes through Deutsche Bank AG (the principal paying agent of the Notes) with nominal US$53.4 million (equivalent to Rp459,474 million) at purchase value of US$58.6 million (equivalent to Rp504,101 million) and with nominal US$17.3 million (equivalent to Rp145,447 million) at US$19.1 million (equivalent to Rp160,509 million), respectively. A portion of the Notes purchased in 2004, amounting to US$20 million, were previously held by PT Bank Central Asia, Tbk.

          On April 26, 2005, Telkomsel purchased the remaining Notes with nominal of US$79.37 million at US$81.35 million.

          The current rating for the Notes issued by Pefindo is AAA, by Standard and Poor's is BB- and by Fitch is B+.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

25.  NOTES AND BONDS (continued)

     c.   Guaranteed Notes

          As of September 30, 2004 and 2005, the outstanding principal amount of the bonds and the unamortized bond issuance costs are as follows:

                  2004                2005
            -----------------   ----------------
                     RUPIAH             RUPIAH
             US$   EQUIVALENT   US$   EQUIVALENT
            ----   ----------   ---   ----------
Principal   79.4     727,795     --       --
Discount    (0.2)     (1,231)    --       --
            ----     -------    ---      ---
Net         79.2     726,564     --       --
            ====     =======    ===      ===

26.  BANK LOANS

     The details of long-term bank loans as of September 30, 2004 and 2005 are as follows:

                                                                        2004                     2005
                                                                     OUTSTANDING              OUTSTANDING
                                                               ----------------------   ----------------------
                                                                ORIGINAL     RUPIAH      ORIGINAL     RUPIAH
             LENDERS               CURRENCY   TOTAL FACILITY    CURRENCY   EQUIVALENT    CURRENCY   EQUIVALENT
--------------------------------   --------   --------------   ---------   ----------   ---------   ----------
Group of lenders                      US$                        147.7      1,354,042          --           --
Citibank N.A.                         EUR             73.4        58.7        663,317        44.0      546,696
                                      US$            114.8        76.5        701,748        74.2      764,948
Bank Central Asia                     Rp         173,000.0          --        157,874   100,442.0      100,442
Deutsche Bank                         Rp         108,817.7          --         41,009          --           --
Bank Finconesia                       Rp          31,767.8          --         29,284          --           --
Bank Mandiri                          Rp          82,425.3          --         61,297    24,584.0       24,584
Syndicated banks                      Rp          90,000.0          --         14,631          --           --
                                      US$              4.0         0.8          7,299          --           --
Bank Niaga                            Rp           7,765.0          --          2,890     8,679.0        8,679
The Export-Import
   Bank of Korea                      US$            124.0        59.1        541,768        88.8      915,978
Consortium of banks                   Rp         150,000.0          --        127,746    85,461.0       85,461
Bank Bukopin                          Rp          10,000.0          --             --     4,050.0        4,050
                                                                           ----------                ---------
Total                                                                       3,702,905                2,450,838
Current maturities of bank loans                                           (1,123,685)                (550,738)
                                                                           ----------                ---------
Long-term portion                                                           2,579,220                1,900,100
                                                                           ==========                =========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

26.  BANK LOANS (continued)

     a.   Group of lenders

          AWI had a loan of US$270.9 million from a group of lenders (the "lenders") before it was 100% acquired by the Company on July 31, 2003. Based on the Conditional Sale and Purchase Agreement related to the acquisition, the Company assumed the loan by repaying US$74.0 million and entering into a credit agreement with the lenders to finance the remaining outstanding balance of the loan amounting to US$197.0 million, with JP Morgan Chase Bank, Hong Kong office, as the facility agent. This loan bears an interest at LIBOR plus 3.5% per annum, net of 10% withholding tax (i.e. 4.65% as of September 30, 2004). The Company must pay an annual facility agent fee of US$0.1 million. The loan is repayable in 8 semi-annual installments beginning on December 31, 2003 with the first through the seventh installment of US$24.7 million and final installment of US$24.4 million. The Company has repaid the entire outstanding balance in December 2004 using the proceeds from issuance of Medium-term Notes (Note 25b) and the credit agreement was terminated on January 3, 2005.

     b.   Citibank N.A.

          1.   Hermes Export Facility

               On December 2, 2002, pursuant to the partnership agreement with Siemens Aktiengesellschaft (AG), Telkomsel entered into the Hermes Export Facility Agreement ("Facility") with Citibank International plc (as "Original Lender" and "Agent") and Citibank N.A., Jakarta branch (as "Arranger") covering a total facility of EUR76.2 million which is divided into several tranches.

               The agreement was subsequently amended on October 15, 2003, amending the Facility amount to EUR73.4 million and repayment dates.

               The interest rate per annum on the Facility is determined based on the aggregate of the applicable margin, EURIBOR and mandatory cost, if any (i.e., 2.98% as of September 30, 2004 and 2.963% as of September 30, 2005). Interest is payable semi-annually, starting on the utilization date of the Facility.

               In addition to the interest, in 2003, Telkomsel was also charged an insurance premium for the insurance guarantee given by Hermes in favor of Telkomsel for each loan utilization amounting to EUR
               6.1 million, 15% of which was paid in cash. The remaining balance was settled through utilization of the Facility.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

26.  BANK LOANS (continued)

     b.   Citibank N.A.(continued)

          1.   Hermes Export Facility (continued)

               The schedule of the principal payments on this long-term loan as of September 30, 2005 is as follows:

                 AMOUNT
       --------------------------
             EUR         RUPIAH
YEAR   (IN MILLIONS)   EQUIVALENT
----   -------------   ----------
2005        7.3          91,116
2006       14.7         182,232
2007       14.7         182,232
2008        7.3          91,116

          2.   High Performance Backbone ("HP Backbone") Loans

               a. On April 10, 2002, the Company entered into a "Loan Agreement" with Citibank N.A. ("Arranger") and Citibank International plc ("Agent"), which was supported by an export credit guarantee of Hermes Kreditversicherungs AG ("Lender" and "Guarantor"), providing a total facility of US$23.4 million.

                    The facility was obtained to finance up to 85% of the cost of supplies and services sourced in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the "Partnership Agreement".

                    The lender required a fee of 8.4% of the total facility. This fee is paid twice during the agreement period, 15% of the fee is required to be paid in cash and 85% is included in the loan balance.

                    As of September 30, 2004 and 2005, the outstanding loan was US$18.9 million and US$14.7 million, respectively. The loan is payable in ten semi-annual installments beginning in July 2004.

                    Amounts drawn from the facility bear interest at LIBOR plus 0.75%.

               b. On April 10, 2002, the Company entered into a loan agreement with Citibank N.A. (as "Arranger") and Citibank International plc (as "Agent"), which was supported by an export credit guarantee obtained from Istituto per I Servizi Assicurativi del Commercio Estero ("SACE Italy") providing a total maximum facility to US$21.0 million. The facility was used to finance up to 85% of material and services procured in Italy in connection with the design, manufacture, development, installation and testing of Sub System VI, as part of HP Backbone network.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

26.  BANK LOANS (continued)

     b.   Citibank N.A. (continued)

          2.   High Performance Backbone ("HP Backbone") Loans (continued)

                    Amounts drawn from the facility bear fixed interest rate of 4.14% per annum. The loans are payable in ten semi-annual installments beginning in December 2003. Total principal outstanding as of September 30, 2004 and 2005 was US$14.8 million and US$11.1 million, respectively.

                    During the period when the loans are outstanding, the Company should comply with all covenants or restrictions including maintaining financial ratios as follows:

                    1.   Debt service coverage ratio should exceed 1.5:1

                    2.   Debt to equity ratio should not exceed:

                         a. 3:1 for the period of April 10, 2002 to January 1, 2003

                         b. 2.75:1 for the period of January 2, 2003 to January 1, 2004

                         c. 2.5:1 for the period of January 2, 2004 to January 1, 2005

                         d. 2:1 for the period of January 2, 2005 to the fully repayment date of the loans

                    3.   Debt to EBITDA ratio should not exceed:

                         a. 3.5:1 for the period of April 10, 2002 to January 1, 2004

                         b. 3:1 for the period of January 2, 2004 to the fully repayment date of the loans

          3.   EKN-Backed Facility

               On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia, Telkomsel entered into the EKN-Backed Facility agreement ("Facility") with Citibank International plc (as "Original Lender" and "Agent") and Citibank N.A., Jakarta branch (as "Arranger") covering a total facility amount of US$70.5 million which is divided into several tranches.

               The agreement was subsequently amended on December 17, 2004, among others, to reduce the total Facility to US$68.9 million.

               The interest rate per annum on the Facility is determined based on the aggregate of the applicable margin, CIRR (Commercial Interest Reference Rate) and mandatory cost, if any (i.e., 4.27% and 4.02% as of September 30, 2004 and 2005, respectively). Interest is payable semi-annually, starting on the utilization date of the Facility.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

26.  BANK LOANS (continued)

     b.   Citibank N.A. (continued)

          3.   EKN-Backed Facility

               In addition to the interest, in 2004 and 2005, Telkomsel was also charged an insurance premium for the insurance guarantee given by EKN in favor of Telkomsel for each loan utilization amounting to US$4.2 million and US$1.5 million, respectively, 15% of which was paid in cash. The remaining balance was settled through utilization of the Facility.

               The schedule of the principal payments on this long-term loan as of September 30, 2005 is as follows:

             AMOUNT
       -----------------
                RUPIAH
YEAR    US$   EQUIVALENT
----   ----   ----------
2005    7.7      79,817
2006   15.4     159,634
2007   15.4     159,634
2008    9.7      99,822

     c.   Bank Central Asia

          On April 10, 2002, the Company entered into a "Term Loan Agreement HP Backbone Sumatra Project" with Bank Central Asia, providing a total facility of Rp173,000 million. The facility was obtained to finance the Rupiah portion of the high performance backbone network in Sumatra pursuant to the "Partnership Agreement".

          Amounts drawn from the facility bear interest at 4.35% plus the 3-month time deposit rate (i.e., 10,68%-11,52% and 10.02% as of September 30, 2004 and 2005, respectively). The loans are payable in twelve unequal quarterly installments beginning January 2004. The loan will mature in October 2006.

          Total principal outstanding as of September 30, 2004 and 2005 were Rp157,874 million and Rp100,442 million, respectively.

          The loan facility from Bank Central Asia is not collateralized.

          During the period when the loan is outstanding, the Company should comply with all covenants or restrictions including maintaining financial ratios as follows:

               1.   EBITDA to interest ratio should exceed 4:1

               2.   EBITDA to interest and principal ratio should exceed 1.5:1

               3.   Debt to EBITDA ratio should not exceed 3:1

          As of September 30, 2005, the Company complied with the covenants.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

26.  BANK LOANS (continued)

     d.   Deutsche Bank AG

          On June 28, 2002, the Company entered into a contract agreement with PT Siemens Indonesia and PT NEC Nusantara Communications for addition of Central Electronic Wahler Switching Digital ("EWSD") and Nippon Electric Automatic Exchange ("NEAX"), respectively, in Division Regional V. Subsequently, 80% of the contract amounts were factored by the vendors to Deutsche Bank AG ("Facility Agent"). The loans bear fixed interest rate at 19% per annum and are repayable in two annual installments of Rp13,400 million beginning in December 2003 for loan ex-PT NEC Nusantara Communications and Rp41,009 million beginning in January 2004 for loan ex-PT Siemens Indonesia. The loan has been repaid in March, 2005.

     e.   Bank Finconesia

          On June 28, 2002, the Company entered into a contract agreement with PT Olex Cables Indonesia for addition of installation of Central Lucent in Regional Division V. Subsequently, 80% of the contract amounts were factored by the vendor to Bank Finconesia. The loan bears fixed interest rate at 19% per annum and is repayable in two annual installments of Rp15,884 million beginning in December 2003. As of December 31, 2004, the facility has been repaid.

     f.   Bank Mandiri

          On November 20, 2003, Dayamitra entered into a loan agreement with Bank Mandiri for a maximum facility of Rp39,925 million. As of December 31, 2003, the facility has been fully drawn down. This facility is repayable on a quarterly basis until the fourth quarter of 2005 and bears interest at 14.5% per annum, payable on a monthly basis and subject to change. Subsequently, Bank Mandiri agreed to decrease the interest rate to 14% per annum commencing in January 2004 and 11.25% per annum commencing from September 1, 2004, respectively.

          On December 20, 2003, Dayamitra also obtained a credit facility from Bank Mandiri for a maximum facility of Rp40,000 million. The facility is repayable on a quarterly basis beginning from the end of the third quarter of 2004 until end of the fourth quarter of 2006 and bears interest at 14% per annum. Subsequently, Bank Mandiri agreed to decrease the interest rate to 11.25% commencing from September 1, 2004. The loan is obtained to finance the construction of Fixed Wireless CDMA project pursuant to the procurement agreement entered between Dayamitra and Samsung Electronic Co. Ltd.

          The above loans are collateralized by Dayamitra's telecommunications equipment/network with CDMA technology financed by these facilities, and Dayamitra's share in the DKSOR of KSO Unit VI. As of September 30, 2004 and 2005, total principal outstanding under these facilities amounted to Rp28,697 million and Rp23,754 million, respectively.

          On March 13, 2003, Balebat entered into a loan agreement with Bank Mandiri for a facility of Rp2,500 million. This facility bears interest at 15% per annum payable on a monthly basis, is secured by Balebat's operating equipment and will mature in July 2006. The principal is repayable on a monthly basis. as of September 30, 2004 and 2005, principal outstanding under this facility amounted to Rp1,674 million and Rp830 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

26.  BANK LOANS (CONTINUED)

     g.   Syndicated banks (Internet Protocol Backbone ("IP Backbone") Loan)

          On February 25, 2002, the Company entered into a "Facility Funding Agreement" with Bank DBS Indonesia (syndicated agent and lender), Bank Bukopin (lender) and Bank Central Asia ("BCA", lender), providing a total facility of US$4.0 million and Rp90,000 million to fund the IP Backbone project in 7 (seven) Regional Divisions or KSO regions divided into 6 (six) batches.

          Amounts drawn in U.S. Dollars bear interest at 2% plus the highest of 1, 2 or 3 month SIBOR divided by 0.87% for the first year and 2% plus the 3 month SIBOR divided by 0.87% thereafter (i.e., 4.18% and 4.875% as of September 30, 2004 and 2005, respectively). Amounts drawn in Rupiah bear interest at 19% fixed for the first year and 5% plus the average of BCA's and Bukopin's interest rates (the highest of 1, 3, 6 or 12-month time deposit rate) thereafter (i.e., 11.625% and 11.125% as of September 30, 2004 and 2005, respectively).

          Total outstanding IP Backbone loans for Rupiah and U.S. Dollars as of September 30, 2004 and 2005 are US$0.8 million (Rp7,299 million) and Rp14,631 million and nil, respectively.

          The Company pledged the property under construction as collateral for the IP Backbone loan with a maximum amount of US$14.6 million and Rp401 million.

          As of March 15, 2005, all of the loans has been repaid.

     h.   Bank Niaga

          On July 18 and December 3, 2003, Balebat entered into loan agreements with Bank Niaga for facilities totaling Rp565 million. The facilities bear interest at 15% per annum and are secured by Balebat's time deposits and vehicles. The principal and interest are payable on a monthly basis which will end in October 2005 and December 2005, respectively. As of September 30, 2004 and 2005, principal outstanding amounted to Rp319 million and Rp37 million, respectively.

          On April 25, 2005 Balebat entered into a loan agreement with Bank Niaga on a credit facility of Rp2,400 million which consists of credit for investment Rp1,600 million with an interest rate 12% per annum and will be matured on October 25, 2009 and credit for working capital of Rp800 million with interest 12% per annum and will be matured on July 25, 2005. As of September 30, 2005 the principal balance was Rp2,571 million and Rp1,600 million, respectively.

          On December 28, 2004, Balebat entered into a loan agreement with Bank Niaga providing a total facility of Rp7,200 million comprising of Rp5,000 million to finance construction of plant ("Investment Facility") which bears interest at 13.5% per annum and Rp2,200 million to finance purchase of machinery ("Specific Transaction Facility") which bears interest at 12% per annum. The Investment Facility is repayable in 36 monthly installments commencing from March 31, 2005. The Specific Transaction Facility is repayable in 60 monthly installments commencing from June 29, 2005. These facilities are secured by Balebat's property, plant and equipment with a value of Rp8,450 million. As of September 30, 2005, principal outstanding under these facilities amounted to Rp7,041 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

26.  BANK LOANS (continued)

     i.   The Export-Import Bank of Korea

          On August 27, 2003, the Company entered into a loan agreement with the Export-Import Bank of Korea for a total facility of US$124.0 million. The loan is used to finance the CDMA procurement from the Samsung Consortium and available until April 2006. The loan bears interest, commitment and other fees totaling 5.68%. The loan is unsecured and payable in 10 semi-annual installments on June 30 and December 30 in each year beginning in 2006. As of September 30, 2005, principal outstanding amounted to US$88.8 million (equivalent Rp915,978 million).

     j.   Consortium of banks

          On June 21, 2002, the Company entered into a loan agreement with a consortium of banks for a facility of Rp400,000 million to finance the Regional Division V Junction Project. Bank Bukopin, acting as the facility agent, charged interest at the rate of 19.5% for the first year from the signing date and at the rate of the average 3-month deposit rate plus 4% for the remaining years. The drawdown period expires 19 months from the signing of the loan agreement and the principal is payable in 14 quarterly installments starting from April 2004. The loan facility is secured by the project equipment, with a value of not less than Rp500,000 million.

          Subsequently, based on an Addendum to the loan agreement dated April 4, 2003, the loan facility was reduced to Rp150,000 million, the drawdown period was amended to expire 18 months from the signing of the Addendum, the repayment schedule was amended to 14 quarterly installments starting from May 21, 2004 and ending on June 21, 2007 and the value of the project equipment secured was reduced to Rp187,500 million.

          As of September 30, 2004 and 2005, interest rate charged on the loan was 10.19% and the principal outstanding amounted to Rp127,745 million and Rp85,461 million, respectively.

     k.   Bank Bukopin

          On April 5, 2005, Infomedia entered into investment loan agreement with Bank Bukopin for purchasing investment and branch offices renovation, providing a total facility of Rp10,000 million. The facility bears interest at 12.5% per annum and repayable in 60 months commencing from first drawn of the facility. The credit facility secured by Infomedia's land and office building and its equipment. As of September 30, 2005, the principal outstanding amounted Rp 4,050 million.

27.  LIABILITIES FOR ACQUISITIONS OF SUBSIDIARIES AND KSO IV

     This amount represents the Company's obligation under the Promissory Notes issued to the Selling Stockholders of Pramindo in respect of the Company's acquisition of 100% of Pramindo, to the Selling Stockholders of AWI in respect of the Company's acquisition of 100% of AWI, to TM Communication
     (HK) Ltd. in respect of the Company's exercise of the Option Agreement to purchase the remaining 9.68% of Dayamitra shares and to MGTI in respect of the Company's acquisition of KSO IV.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

27.  LIABILITIES FOR ACQUISITIONS OF SUBSIDIARIES AND KSO IV (continued)

                                          2004         2005
                                       ----------   ---------
AWI TRANSACTION (NOTE 5C)
   PT Aria Infotek                        472,672     413,337
   The Asian Infrastructure Fund          112,541      98,414
   MediaOne International I B.V           315,114     275,558
   Less discount on promissory notes      (92,586)    (52,890)
                                       ----------   ---------
                                          807,741     734,419
                                       ----------   ---------
DAYAMITRA TRANSACTION (NOTE 5A)
   TM Communication (HK) Ltd.                  --     154,930
   Less discount on promissory notes           --      (4,737)
                                       ----------   ---------
                                               --     150,193
                                       ----------   ---------
KSO IV TRANSACTION (NOTE 5D)
   MGTI                                 4,337,995   4,235,691
   Less discount                       (1,017,873)   (844,030)
                                       ----------   ---------
                                        3,320,122   3,391,661
                                       ----------   ---------
Total                                   4,127,863   4,276,273
Current maturity - net of discount       (559,521)   (712,232)
                                       ----------   ---------
Long-term portion - net of discount     3,568,342   3,564,041
                                       ==========   =========

28.  MINORITY INTEREST

                                                      2004        2005
                                                   ---------   ---------
Minority interest in net assets of subsidiaries:
   Telkomsel                                       4,338,527   5,786,732
   Infomedia                                          82,293      92,412
   Dayamitra                                          39,235          --
   Indonusa                                            1,814          --
   PII                                                   451          --
   GSD                                                     4           5
                                                   ---------   ---------
Total                                              4,462,324   5,879,149
                                                   =========   =========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

28.  MINORITY INTEREST (continued)

                                                             2004        2005
                                                          ---------   ---------
Minority interest in net income (loss) of subsidiaries:
   Telkomsel                                              1,396,981   2,079,462
   Infomedia                                                 38,534      32,096
   Dayamitra                                                  7,381          --
   Indonusa                                                    (146)         --
   Napsindo                                                  (2,068)         --
   PII                                                       (1,447)         --
   GSD                                                            1           1
                                                          ---------   ---------
Total                                                     1,439,236   2,111,559
                                                          =========   =========

29.  CAPITAL STOCK

                                                                   2004
                                             -----------------------------------------------
                                                 NUMBER        PERCENTAGE         TOTAL
                DESCRIPTION                     OF SHARES     OF OWNERSHIP   PAID-UP CAPITAL
                -----------                  --------------   ------------   ---------------
                                                                    %
Series A Dwiwarna share
   Government of the Republic of Indonesia                1          --                --
Series B shares
   Government of the Republic of Indonesia   10,320,470,711       51.19         2,580,118
   JPMCB US Resident (Norbax Inc.)            1,498,550,440        7.43           374,638
   The Bank of New York                       1,578,694,816        7.83           394,674
   Board of Commissioners
      Petrus Sartono                                 19,116          --                 5
   Board of Directors
      Kristiono                                      25,380          --                 6
      Woeryanto Soeradji                             21,708          --                 5
      Suryatin Setiawan                              16,524          --                 4
   Public (below 5% each)                     6,762,200,584       33.55         1,690,550
                                             --------------      ------         ---------
Total                                        20,159,999,280      100.00         5,040,000
                                             ==============      ======         =========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

29.  CAPITAL STOCK (continued)

                                                                   2005
                                             -----------------------------------------------
                                                 NUMBER        PERCENTAGE         TOTAL
                DESCRIPTION                     OF SHARES     OF OWNERSHIP   PAID-UP CAPITAL
                -----------                  --------------   ------------   ---------------
                                                                    %               RP
Series A Dwiwarna share
   Government of the Republic of Indonesia                1          --                --
Series B shares
   Government of the Republic of Indonesia   10,320,470,711       51.19         2,580,118
   JPMCB US Resident (Norbax Inc.)            1,884,633,121        6.79           471,158
   The Bank of New York                       1,488,299,176        7.06           372,075
   Board of Commissioners
      Petrus Sartono                                 19,116          --                 5
   Board of Directors
      John Welly                                          4          --                --
   Public (below 5% each)                     6,466,577,151       34.96         1,616,644
                                             --------------      ------         ---------
Total                                        20,159,999,280      100.00         5,040,000
                                             ==============      ======         =========

30.  ADDITIONAL PAID-IN CAPITAL

                                                                     2004        2005
                                                                  ---------   ---------
Proceeds from sale of 933,333,000 shares in excess of par value
   through initial public offering in 1995                        1,446,666   1,446,666
Capitalization into 746,666,640 series B shares in 1999            (373,333)   (373,333)
                                                                  ---------   ---------
Total                                                             1,073,333   1,073,333
                                                                  =========   =========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

31. DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

     Represents the difference between the consideration paid or received and the historical amount of the net assets of the investee acquired or carrying amount of the investment sold, arising from transactions with entities under common control.

                                                             HISTORICAL
                                             CONSIDERATION   AMOUNT OF
                                                 PAID/      NET ASSETS/   DEFERRED     CHANGE
                                               (RECEIVED)    INVESTMENT  INCOME TAX  IN EQUITY     TOTAL       TAX        NET
                                             -------------  -----------  ----------  ---------  ----------  --------  ----------
Cross-ownership transactions with Indosat
   in 2001:
Acquisition of 35% equity
   interest in Telkomsel                      10,782,450     1,466,658     337,324         --    8,978,468        --   8,978,468
Sale of 22.5% equity
   interest in Satelindo*                     (2,122,260)           --          --   (290,442)  (2,412,702) (627,678) (1,785,024)
Sale of 37.66% equity
   interest in Lintasarta*                      (437,631)      116,834          --         --     (320,797) (119,586)   (201,211)
                                              ----------     ---------     -------   --------   ----------  --------  ----------
   Total                                       8,222,559     1,583,492     337,324   (290,442)   6,244,969  (747,264)  6,992,233
                                              ==========     =========     =======   ========   ==========  ========  ==========
Acquisition of 13% equity interest in
   Pramindo in 2002 from Indosat (Note 4b):      434,025       137,987          --         --      296,038        --     296,038
                                              ----------     ---------     -------   --------   ----------  --------  ----------
Total                                          8,656,584     1,721,479     337,324   (290,442)   6,541,007  (747,264)  7,288,271
                                              ==========     =========     =======   ========   ==========  ========  ==========

*    Satelindo : PT Satelit Palapa Indonesia

     Lintasarta : PT Aplikanusa Lintasarta

     In July 2004, the Indonesian Institute of Accountants issued Statement of Financial Accounting Standards ("PSAK") No.38 (Revised 2004), Accounting for Restructuring of Entities Under Common Control, which revised the standard of restructuring of entities under common control. The substance of the changes that the balance account of Difference in Value of Restructuring Transaction Between Entities Under Common Control (UCC) may change when the status of common control between the parties has been terminated, and recognized as realized gain/loss. The statement is effective for the financial statements commencing on or after January 1, 2005. Considering the termination of status under common control with INDOSAT since it has been majority owned by foreign company in 2003, the Company has the possibility to have an adjustment of the UCC account balance. Due to the differences interpretation of the related accounting treatment, the Company has not included yet necessary adjustment to the UCC account balance based on Revised PSAK 38. The adjustment may impact to previous years financial statements and not affect to the realization of income statement for the nine months period ended September 30, 2004 and 2005.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

32.  TELEPHONE REVENUES

                                                2004         2005
                                             ----------   ----------
Fixed lines
   Local and domestic long-distance usage     6,001,794    5,590,566
   Monthly subscription charges               2,072,775    2,461,671
   Installation charges                         158,257      153,803
   Others                                       119,117      107,489
                                             ----------   ----------
   Total                                      8,351,943    8,313,529
                                             ----------   ----------
Cellular
   Air time charges                           7,233,261    9,346,529
   Monthly subscription charges                 356,109      287,869
   Connection fee charges                        50,008       46,105
   Features                                      50,590      257,260
                                             ----------   ----------
   Total                                      7,689,968    9,937,763
                                             ----------   ----------
Total Telephone Revenues                     16,041,911   18,251,292
                                             ==========   ==========

33.  INTERNATIONAL TELEPHONE REVENUES -- NET

     Net international telephone revenues represents net off revenues and related expenses earned from Company's customers outgoing traffic of fixed wireline and fixed wireless telephone using international telephone service International Direct Dialing (SLI) 007. The details of retail interconnection revenues and expenses SLI 007 are as follows:

                                     2004      2005
                                   -------   -------
Revenues                            79,181   347,336
Expenses                           (25,295)  (67,109)
                                   -------   -------
Total net International Revenues    53,886   280,227
                                   =======   =======

34.  INTERCONNECTION REVENUES -- NET

                   2004        2005
                ---------   ---------
Cellular        3,855,206   4,902,794
International     365,583     417,215
Other              93,442     146,023
                ---------   ---------
Total           4,314,231   5,466,032
                =========   =========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

35.  REVENUE UNDER JOINT OPERATION SCHEMES

                                                      2004      2005
                                                    -------   -------
Minimum Telkom Revenue                              230,754   201,472
Share in Distributable KSO Revenues                 249,125   277,270
Amortization of unearned initial investor payment
   under Joint Operation Schemes                      1,666     1,097
                                                    -------   -------
Total                                               481,545   479,839
                                                    =======   =======

     Distributable KSO Revenues represent the entire KSO revenues, less MTR and operational expenses of the KSO Units. These revenues are shared between the Company and the KSO Investors based upon agreed percentages (Note 50).

36.  DATA AND INTERNET REVENUES

                        2004        2005
                     ---------   ---------
SMS                  2,481,751   3,734,074
Internet               328,137     560,007
Data communication     312,769     449,167
VOIP                   227,914     104,670
e-Business               6,661       9,292
                     ---------   ---------
Total                3,357,232   4,857,210
                     =========   =========

37.  NETWORK REVENUES

                                2004      2005
                              -------   -------
Leased lines                  303,924   247,463
Satellite transponder lease   164,555   177,793
                              -------   -------
Total                         468,479   425,256
                              =======   =======

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.  REVENUE-SHARING ARRANGEMENT REVENUES

                                              2004      2005
                                            -------   -------
Revenue-Sharing Arrangement revenues         88,926   100,857
Amortization of unearned income (Note 14)    39,208    73,788
                                            -------   -------
Total                                       128,134   174,645
                                            =======   =======

39.  OPERATING EXPENSES -- PERSONNEL

                                                         2004        2005
                                                      ---------   ---------
Salaries and related benefits                         1,177,979   1,387,822
Vacation pay, incentives and other benefits           1,026,771   1,288,272
Early retirements                                       259,209     558,479
Employee income tax                                     379,963     641,496
Net periodic pension cost (Note 45)                     520,239     509,449
Net periodic post-retirement benefit cost (Note 47)     390,878     447,174
Long service awards (Note 46)                           119,692      92,462
Housing                                                 116,715      90,157
Medical                                                  31,742      87,940
Pension benefits insurance                                5,036      10,634
Other employee benefits (Note 45)                         4,219       7,676
Others                                                   20,800      19,157
                                                      ---------   ---------
Total                                                 4,053,243   5,140,718
                                                      =========   =========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

40.  OPERATING EXPENSES - OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES

                                        2004        2005
                                     ---------   ---------
Operations and maintenance           1,617,206   2,315,970
Concession fees                        393,580     499,880
Cost of phone cards                    275,229     464,272
Radio frequency usage charges          374,325     441,980
Electricity, gas and water             296,046     297,494
Vehicles and supporting facilities     125,775     158,195
Call center                             42,261     106,619
Insurance                              114,887     105,918
Leased lines                           109,511      87,086
Travelling                              29,847      22,904
Others                                   8,477      11,178
                                     ---------   ---------
Total                                3,387,144   4,511,496
                                     =========   =========

41.  OPERATING EXPENSES - GENERAL AND ADMINISTRATIVE

                                                                   2004        2005
                                                                ---------   ---------
Amortization of goodwil and other intangible assets (Note 16)     649,134     688,614
Provision for doubtful accounts and inventory obsolescence        285,588     404,225
Collection expenses                                               250,521     279,280
Training, education and recruitment                               154,242     129,930
Travelling                                                        142,154     124,743
Security and screening                                             79,861     120,951
General and social contribution                                    66,768     136,461
Professional fees                                                  74,938      79,407
Printing and stationery                                            53,866      31,962
Meetings                                                           43,277      28,002
Research and development                                            9,460       6,689
Others                                                             27,486      21,697
                                                                ---------   ---------
Total                                                           1,837,295   2,051,961
                                                                =========   =========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

42.  INCOME TAX

                                                         2004        2005
                                                      ---------   ---------
A. Prepaid taxes
   The Company
      Refundable corporate income tax - overpayment      38,370          --
                                                      ---------   ---------
                                                         38,370          --
                                                      ---------   ---------
   Subsidiaries
      Corporate income tax                               20,778      17,301
      Value added tax                                     5,697       3,019
                                                      ---------   ---------
                                                         26,475      20,320
                                                      ---------   ---------
                                                         64,845      20,320
                                                      =========   =========

B. Taxes payable
   The Company
      Income tax
         Article 21                                      42,969      71,314
         Article 22                                       1,448       3,993
         Article 23                                      31,506      30,519
         Article 25                                      87,145      97,507
         Article 26                                         412       4,996
         Article 29                                     310,584     291,384
      Land and building tax                                   2          --
      Value added tax                                   456,559     258,714
                                                      ---------   ---------
                                                        930,625     758,427
                                                      ---------   ---------
   Subsidiaries
      Income tax
         Article 21                                       9,541       4,477
         Article 23                                      22,770      53,917
         Article 26                                         394      25,079
         Article 29                                     496,636     941,678
      Value added tax                                    30,966      50,164
                                                      ---------   ---------
                                                        560,307   1,075,315
                                                      ---------   ---------
                                                      1,490,932   1,833,742
                                                      =========   =========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

42.  INCOME TAX (continued)

     C.   The components of income tax expense (benefit) are as follows:

                     2004        2005
                  ---------   ---------
Current
   The Company    1,304,546   1,499,269
   Subsidiaries   1,752,586   2,503,713
                  ---------   ---------
                  3,057,132   4,002,982
                  ---------   ---------
Deferred
   The Company     (316,300)   (157,409)
   Subsidiaries     218,226    (126,358)
                  ---------   ---------
                    (98,074)   (283,767)
                  ---------   ---------
                  2,959,058   3,719,215
                  =========   =========

     D. Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax).

          The reconciliation of consolidated income before tax to income before tax attributable to the Company and the components of consolidated income tax expense are as follows:

                                                        2004         2005
                                                     ----------   ----------
Consolidated income before tax                        9,253,823   11,612,408
Add back consolidation eliminations                   3,082,320    4,188,445
                                                     ----------   ----------
Consolidated income before tax and eliminations      12,336,143   15,800,853
Deduct income before tax of the subsidiaries         (6,429,830)  (8,880,136)
                                                     ----------   ----------
Income before tax attributable to the Company         5,906,313    6,920,717
                                                     ----------   ----------
Tax calculated at progressive rates                   1,771,876    2,076,198
Non-taxable income                                     (925,380)  (1,259,638)
Interest income subject to final tax                    (39,213)     (35,635)
Non-deductible expenses                                 375,751      263,124
Deferred tax (assets) liabilities originating from
   temporary differences previously unrecognized         51,412      297,811
                                                     ----------   ----------
Total income tax expense of the Company               1,234,446    1,341,860
Income tax expense of the subsidiaries                1,724,612    2,377,355
                                                     ----------   ----------
Total consolidated income tax expense                 2,959,058    3,719,215
                                                     ==========   ==========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

42.  INCOME TAX (continued)

     d. The reconciliation of consolidated income before tax and the estimated taxable income for the nine months period ended September 30, 2004 and 2005 are as follows (continued):

                                                                               2004        2005
                                                                            ---------   ---------
Income before tax attributable to the Company                               5,906,313   6,920,717
                                                                            ---------   ---------
Temporary differences:
   Depreciation of property, plant and equipment                              221,089     684,265
   Gain on sale of property, plant and equipment                             (160,284)     (1,762)
   Allowance/(write back) for doubtful accounts                               173,709     214,223
   Accounts receivable written-off                                            (22,275)    (80,446)
   Allowance for inventory obsolescence                                         5,582       5,188
   Inventory written-off                                                         (283)       (912)
   Provision for early retirement benefits                                         --     558,366
   Payment for early retirement benefits                                      (43,091)   (581,164)
   Provision for bonus                                                        (79,472)    (37,188)
   Net periodic pension cost                                                 (108,729)    (81,345)
   Long service awards                                                         59,593       3,365
   Amortization of intangible assets                                          566,616     672,662
   Amortization of deferred stock issuance costs                              188,355     206,837
   Amortization of landrights                                                  (2,829)     (1,707)
   Temporary differences of KSO units                                          21,843      67,009
   Accrue interest income on AWI loan                                          45,835          --
   Depreciation of property, plant and equipment-
      under revenue-sharing arrangements                                       96,984      51,557
   Amortization of unearned income on revenue-
      under revenue-sharing arrangements                                      (46,169)    (82,497)
   Payments of liability of business acquisition and the related interest
      included Interest                                                      (343,087)   (500,249)
   Consultant fees for acquisition of business                                (27,797)         --
   Unrealized foreign exchange loss on liability of business                  306,233     333,321
                                                                            ---------   ---------
                                                                              851,823   1,429,523
                                                                            ---------   ---------

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

42.  INCOME TAX (continued)

                                                             2004         2005
                                                          ----------   ----------
Permanent differences:
   Net periodic post-retirement benefit cost                 375,526      452,552
   Amortization of goodwill and other intangible assets       15,952       15,952
   Amortization of discount on promissory notes               88,874           --
   Depreciation of property, plant and equipment                  --        7,538
   Equity in net income of associates and subsidiaries    (3,084,602)  (4,198,795)
   Interest income                                          (133,967)    (105,082)
   Income from land/building rental                          (17,015)     (13,698)
   Others                                                    246,782      401,040
                                                          ----------   ----------
   Total permanent differences                            (2,508,450)  (3,440,493)
                                                          ----------   ----------
   Taxable income subject to corporate income tax          3,704,044    4,909,746
                                                          ==========   ==========
   Total current income tax expense of the Company         1,304,546    1,499,269
   Current income tax expense of the subsidiaries          1,752,586    2,503,714
                                                          ----------   ----------
   Total                                                   3,057,132    4,002,983
                                                          ==========   ==========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

42.  INCOME TAX (continued)

     e.   Deferred tax assets and liabilities

          The details of the Company's and subsidiaries' deferred tax assets and liabilities are as follows:

                                                        CREDITED
                                       DECEMBER 31,   TO STATEMENTS   SEPTEMBER 30,
                                           2003         OF INCOME         2004
                                       ------------   -------------   -------------
THE COMPANY
Deferred tax assets:
   Allowance for doubtful
      accounts                             118,845         47,532         166,377
   Allowance for inventory
      obsolescence                          11,527          2,381          13,908
   Provision for early retirement
      benefits                              39,843        (12,927)         26,916
   Provision for employee bonuses           84,385        (23,842)         60,543
   Provision for long service
      awards                               142,084         17,878         159,962
   Business acquisitions liabilities            --      1,019,831       1,019,831
                                        ----------     ----------      ----------
Total deferred tax assets                  396,684      1,050,853       1,447,537
                                        ----------     ----------      ----------
Deferred tax liabilities:
   Interest receivables                    (13,750)        13,750              --
   Long-term investments                   (14,138)       (10,522)        (24,660)
   Difference between book and
      tax property, plant and
      equipment's net book value        (1,387,439)      (715,513)     (2,102,952)
   Landrights
                                              (546)          (848)         (1,394)
   Revenue-sharing arrangements            (58,454)        11,198         (47,256)
   Net periodic pension cost               (88,914)       (32,619)       (121,533)
                                        ----------     ----------      ----------
Total deferred tax liabilities          (1,563,241)      (734,554)     (2,297,795)
                                        ----------     ----------      ----------
Deferred tax liabilities of the
   Company, net                         (1,166,557)       316,299        (850,258)
                                        ----------     ----------      ----------
Deferred tax liabilities of the
   subsidiaries, net                    (2,380,214)      (218,224)     (2,598,438)
                                        ----------     ----------      ----------
Total deferred tax liabilities, net     (3,546,771)                    (3,448,697)
                                        ==========                     ==========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

42.  INCOME TAX (continued)

     e.   Deferred tax assets and liabilities (continued)

                                                        (CHARGED)/
                                                        CREDITED
                                       DECEMBER 31,   TO STATEMENTS   SEPTEMBER 30,
                                           2003         OF INCOME         2004
                                      -------------   -------------   -------------
THE COMPANY
Deferred tax assets:
   Allowance for doubtful
      accounts                            207,679          99,293         306,972
   Allowance for inventory
      obsolescence                         15,494          (1,793)         13,701
   Long-term investments                    4,685         (24,067)        (19,382)
   Provision for early retirement
      benefits                                 --          (6,839)         (6,839)
   Provision for employee bonuses          42,665         (11,155)         31,510
   Provision for long service
      awards                              164,750           1,009         165,759
   Business acquisition liabilities     1,009,932          14,604       1,024,536
                                       ----------         -------      ----------
Total deferred tax assets               1,445,205          71,052       1,516,257
                                       ----------         -------      ----------
Deferred tax liabilities:
   Difference between book and
      tax property, plant and
      equipment's net book value       (2,044,200)         98,028      (1,946,172)
   Land rights                             (1,571)           (512)         (2,083)
   Revenue-sharing arrangements           (41,637)        (17,573)        (59,210)
   Intangible assets                     (236,355)         29,545        (206,810)
   Net periodic pension cost              (27,904)        (23,131)        (51,035)
                                       ----------         -------      ----------
Total deferred tax liabilities         (2,351,667)         86,357      (2,265,310)
                                       ----------         -------      ----------
Deferred tax liabilities of the
   Company, net                          (906,462)        157,409        (749,053)
                                       ----------         -------      ----------
Deferred tax liabilities of the
   subsidiaries, net                   (2,445,709)        126,359      (2,319,350)
                                       ----------         -------      ----------
Total deferred tax liabilities, net    (3,352,171)                     (3,068,403)
                                       ==========                      ==========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

42.  INCOME TAX (continued)

     F.   Administration

          Under the taxation laws of Indonesia, the Company submits tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years from the date the tax became payable.

          The Company and its subsidiaries are being audited by the tax authorities for various fiscal years. These tax audits are not finalized at the date of these financial statements; however, management believes that the outcome of these tax audits will not be significant.

43.  BASIC EARNINGS PER SHARE

     Net income per share is computed by dividing net income by the weighted average number of shares outstanding during the six months period ended September 30, 2004 and 2005, respectively, totaling 20,159,999,280. See also Notes 1b and 2t.

     The Company does not have potentially dilutive ordinary shares.

44.  CASH DIVIDENDS AND GENERAL RESERVE

     In connection with the restatement of the consolidated financial statements for the two years ended December 31, 2002, the stockholders ratified the previous declaration of dividends in the Extraordinary General Meeting of Stockholders as stated in notarial deed No. 4 dated March 10, 2004 of Notary A. Partomuan Pohan, S.H., LLM. as follows:

     - Dividends for 2002 amounting to Rp3,338,109 million or Rp331.16 per share, social contribution fund ("Dana Bina Lingkungan") of Rp20,863 million and appropriated Rp813,664 million for general reserves.

     - Dividends for 2001 amounting to Rp2,125,055 million or Rp210.82 per share, and appropriated Rp425,012 million for general reserves.

     - Dividends for 2000 amounting to Rp888,654 million or Rp88.16 per share, and appropriated Rp126,950 million for general reserves.

     Pursuant to the Annual General Meeting of Shareholders as stated in notarial deed No. 25 dated July 30, 2004 of A. Partomuan Pohan, S.H., LL.M., the stockholders approved the distribution of cash dividends for 2003 amounting to Rp3,043,614 million or Rp301.95 per share (pre-split) and appropriation of Rp121,745 million for general reserve.

     On December 7, 2004, the Company decided to distribute 2004 interim cash dividends of Rp143,377 million or Rp7.11 per share to the Company's stockholders.

     Pursuant to the Annual General Meeting of Shareholders as stated in Annual General Meeting of Shareholders Minutes of Meeting notarial deed No. 210/VI/2005 dated June 24, 2005 of A. Partomuan Pohan, S.H., LL.M., the stockholders approved the distribution of cash dividends for 2004 amounting to Rp3,064,605 million or Rp152.01 per share, social contribution fund of Rp30,646 million and appropriation of Rp122,584 million for general reserve.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.  PENSION PLAN

     A.   PENSION

          The Company sponsors a defined benefit pension plan and a defined contribution plan.

          The defined benefit pension plan is provided for employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees' latest basic salary at retirement and years of service. The plan is managed by Telkom Pension Fund (Dana Pensiun Telkom). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company's contributions to the pension fund for the nine months period ended September 30, 2004 and 2005 amounted to Rp599,959 million, and Rp523,147 million respectively.

          In 2002, the Company amended its defined pension benefit plan to increase the pension benefits for certain participating employees above 56 years of age, beneficiaries of deceased participating employees or employees with physical disabilities. The increase applies to participating employees who retired on or after July 1, 2002.

          The Company also increased pension benefits for employees who retired prior to August 1, 2000 by 50%, effective January 1, 2003.

          The defined contribution plan is provided for employees hired with permanent status on or after July 1, 2002. The plan is managed by a financial institution pension fund (Dana Pensiun Lembaga Keuangan). The Company's annual contribution to the defined contribution plan is determined based on a certain percentage of the participants' salaries.

          The Company has recalculated pension benefits obligation based on Revised PSAK 24. The following tables presents the change in pension benefits liability, the change in plan assets, funded status of the plan and the net amount recognized in the Company's consolidated balance sheets as of September 30, 2004 and 2005 for its defined benefit pension plan based on Revised PSAK 24 which performed based on measurement date of December 31, 2003, 2004 and estimated 2005 and resolved January 1, 2003 as the date of effective initial application. The valuation determined by an independent actuary:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.  PENSION PLAN (continued)

     A.   PENSION (continued)

                                                    2004         2005
                                                 ----------   ----------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year           6,852,923    7,452,978
Service cost                                        251,941      159,455
Interest cost                                       555,371      600,945
Plan participants' contributions                     32,129       32,129
Actuarial loss (gain)                              (162,020)     (32,128)
Benefits paid                                      (155,190)    (253,191)
                                                 ----------   ----------
Benefit obligation at end of year                 7,375,154    7,960,188
                                                 ----------   ----------

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year    3,671,309    4,884,523
Actual return on plan assets                        341,059      425,313
Employer contribution                               606,390      491,018
Plan participants' contributions                     32,129       32,129
Benefits paid                                      (181,734)    (253,191)
                                                 ----------   ----------
Fair value of plan assets at end of year          4,469,153    5,579,792
                                                 ----------   ----------

Funded status                                    (2,906,001)  (2,380,396)
Unrecognized prior service cost                   1,149,915    1,730,373
Unrecognized net actuarial loss                   2,205,115    1,146,508
                                                 ----------   ----------
PREPAID PENSION BENEFIT COSTS                       449,029      496,485
                                                 ==========   ==========

     Plan assets consist mainly of Rupiah time deposits at September 30, 2004 and Indonesian Government Bonds at September 30, 2005.

     The unrecognized net obligation at the date of initial application of PSAK No. 24 is amortized over the expected average remaining working lives of active employees, i.e., 12.03 years, starting from January 1, 2003.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.  PENSION PLAN (continued)

     A.   PENSION (continued)

          The principal actuarial assumptions used by the independent actuary as of 2003 and 2004 are as follows.

                                           2003   2004
                                           ----   ----
Discount rate                               11%     11%
Expected long-term return on plan assets    11%   10.5%
Rate of compensation increase                8%      8%

          The components of consolidated net periodic pension cost are estimated based on actuarial projection cost for 2005 as stated in the 2004 independent actuary report which has been recalculated based on Revised PSAK 24, as follows:

                                        2004       2005
                                      --------   --------
Service cost                           106,109    107,773
Interest cost                          558,288    604,732
Expected return on plan assets        (328,122)  (408,718)
Amortization of prior service cost      83,587    135,247
Recognized actuarial loss (gain)       100,377     70,415
                                      --------   --------
Net periodic pension cost (Note 39)    520,239    509,449
                                      ========   ========

          In addition, the pension cost charged to the KSO Units under the contractual agreement amounted to Rp16,196 million and Rp13,904 million on September 30, 2004 and 2005, respectively.

     B.   OBLIGATION UNDER LABOR LAW

          Under Law No. 13/2003 concerning labor regulation, the Company and its subsidiaries are required to provide a minimum pension benefit, if not already covered by the sponsored pension plans, to their employees upon retiring at the age of 55. The total related obligation recognized as of September 30, 2004 and 2005 amounted to Rp13,234 million and Rp23,662 million, respectively. The total related employee benefit cost charged to expense amounted to Rp4,219 million and Rp7,676 million for the nine months period ended September 30, 2004 and 2005, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

46.  LONG SERVICE AWARDS

     The Company and subsidiaries provides certain cash awards for its employees who meet certain length of service requirement. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, upon retirement or termination.

     The actuarial valuations for the long service awards performed based on measurement date of December 31 for the years 2003 and 2004 were prepared on May 21, 2004 and March 15, 2005, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, using the Projected Unit Credit Method. The principal actuarial assumptions used by the independent actuary as of December 31, 2003 and 2004 are as follows:

                                2003   2004
                                ----   ----
Discount rate                    11%    11%
Rate of compensation increase     8%     8%

     The movement of the long service awards during the sine months period ended September 30, 2004 and 2005, which calculation estimated proportionally for the nine months period from the actuarial calculation of 2004 and 2005 is as follows:

                                        2004      2005
                                      -------   -------
Liability at beginning of year        491,037   572,303
Net periodic benefit cost (Note 38)   119,692    92,462
Benefits paid                         (58,542)  (83,129)
                                      -------   -------
Liability at end of year              552,187   581,636
                                      =======   =======

47.  POST-RETIREMENT BENEFITS

     The Company provides a post-retirement health care plan for all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement of working for over 20 or more years does not apply to employees who retired prior to June 3, 1995. However, the employees hired by the Company starting from November 1, 1995 will no longer be entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom ("YKPT").

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.  POST-RETIREMENT BENEFITS (continued)

     The components of net periodic post-retirement benefit cost which calculation estimated proportionally for the nine months period from recalculation result of post-retirement benefits cost based on Revised PSAK 24, as follows:

                                                        2004      2005
                                                      -------   -------
Service cost                                           57,122    65,727
Interest cost                                         308,333   380,996
Expected return on plan assets                        (45,813)  (80,049)
Amortization of prior service gain                     80,501    80,500
Recognized actuarial loss                              (9,265)       --
                                                      -------   -------
Net periodic post-retirement benefit cost (Note 39)   390,878   447,174
                                                      =======   =======

     In addition, the cost of post-retirement benefits charged to the KSO Units under the contractual agreement for nine months period ended September 30, 2004 and 2005 amounted to Rp7,795 million and Rp8,409 million, respectively.

     The actuarial valuations for the post-retirement health care benefits performed based on measurement date of December 31 2003 and 2004 were prepared on May 21, 2004 and March 15, 2005, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, using the Projected Unit Credit Method.

     The principal actuarial assumptions used by the independent actuary as of December 31, 2003 and 2004 are as follows:

                                                     2003   2004
                                                     ----   ----
Discount rate                                          11%    11%
Expected long-term return on plan assets               11%     8%
Health care cost trend rate assumed for next year      12%    12%
The ultimate trend rate                                 8%     8%
Year that the rate reaches the ultimate trend rate   2006   2007

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.  POST-RETIREMENT BENEFITS (continued)

     The following table presents the change in benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company's balance sheets as of September 30, 2004 and 2005 based on Revised PSAK 24 which performed based on measurement date of December 31, 2003, 2004 and estimated 2005 and resolved January 1, 2003 as the date of effective initial application. The valuation determined by an independent actuary:

                                                    2004         2005
                                                 ----------   ----------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year           3,787,389    4,681,005
Service cost                                         57,122       65,727
Interest cost                                       308,333      380,995
Benefits paid                                       (75,041)     (94,313)
                                                 ----------   ----------
Benefit obligation at end of year                 4,077,803    5,033,414
                                                 ----------   ----------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year      505,340    1,138,768
Actual return on plan assets                         24,130       80,049
Employer contributions                              582,496      387,403
Benefits paid                                       (92,456)     (94,313)
                                                 ----------   ----------
Fair value of plan assets at end of year          1,019,510    1,511,907
                                                 ----------   ----------
Funded status                                    (3,058,293)  (3,521,507)
Unrecognized prior service gain                     796,753      689,418
Unrecognized net actuarial loss                    (515,357)      46,261
                                                 ----------   ----------
ACCRUED POST-RETIREMENT BENEFIT COSTS            (2,776,897)  (2,785,828)
                                                 ==========   ==========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.  RELATED PARTY INFORMATION

     In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company's policy that the pricing of these transactions be the same as those of arms-length transactions.

     The following are significant agreements/transactions with related parties:

     A.   GOVERNMENT OF THE REPUBLIC OF INDONESIA

          i. The Company obtained "two-step loans" from the Government of the Republic of Indonesia, the Company's majority stockholder.

               Interest expense for two-step loans amounted to 370,136 million and Rp254,014 million in 2004 and 2005, respectively. Interest expense for two-step loan reflected 32.87% and 27.67% of total interest expense in 2004 and 2005, respectively.

          ii. The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications (formerly, Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia.

               Concession fees amounted to Rp393,580 million and Rp499,880 million in 2004 and 2005, respectively. Concession fees reflected 2.73% and 2.88% of total operating expenses in 2004 and 2005, respectively. Radio frequency usage charges amounted to Rp374,325 million and Rp441,980 million in 2004 and 2005, respectively. Radio frequency usage charges reflected 2.6% and 2.55% of total operating expenses in 2004 and 2005, respectively.

     B.   COMMISSIONERS AND DIRECTORS REMUNERATION

          i. The Company and its subsidiaries provide honorarium and facilities to support the operational duties of the Board of Commissioners. The total of such benefits amounted to Rp10,713 million and Rp14,045 million in 2004 and 2005, respectively, which reflected 0.1% and 0.1% of total operating expenses in 2004 and 2005, respectively.

          ii. The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits amounted to Rp40,140 million, and Rp39,425 million in 2004 and 2005, respectively, which reflected 0.3% and 0.2% of total operating expenses in 2004 and 2005, respectively.

     C.   OTHERS

          (i) The Company provides telecommunication services to Government agencies.

          (ii) The Company has entered into agreements with Government agencies and associated companies, namely CSM and Patrakom, for utilization of the Company's Palapa B4 and Telkom-1 satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp48,899 million and Rp16,222 million in 2004 and 2005, respectively, which reflected 0.3% and 0.1% of total operating revenues in 2004 and 2005, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.  RELATED PARTY INFORMATION (continued)

     C.   OTHERS (continued)

          (iii) The Company provides leased lines to associated companies, namely CSM and PSN. The leased lines can be used by the associated companies for telephone, telegraph, data, telex, facsimile or other telecommunications services. Revenue earned from these transactions amounted to Rp18,594 million and Rp7,418 million in 2004 and 2005, respectively, reflecting 0.1%, and 0.4% of total operating revenues in 2004 and 2005, respectively.

          (iv) The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include PT Industri Telekomunikasi Indonesia ("PT INTI"), Lembaga Elektronika Nasional, PT Adhi Karya, PT Pembangunan Perumahan, PT Nindya Karya, PT Boma Bisma Indra, PT Wijaya Karya, PT Waskita Karya, PT Gratika and Koperasi Pegawai Telkom. Total purchases made from these related parties amounted to Rp276,825 million and Rp130,987 million in 2004 and 2005, respectively, reflecting 4.6%, and 1.8% of total fixed asset purchases in 2004 and 2005, respectively.

          (v) PT INTI is also a major contractor and supplier for providing equipment, including construction and installation services for Telkomsel. Total purchases from PT INTI in 2004 and 2005 amounted to Rp182,303 million and Rp5,804 million, respectively, reflecting 3.1% and 0.1% of total fixed asset purchases in 2004 and 2005, respectively.

          (vi) Telkomsel has an agreement with PSN for lease of PSN's transmission link. Based on the agreement, which was made in March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The lease charges amounted to Rp30,922 million and Rp67,601 million in 2004 and 2005, respectively, reflecting 0.002% and 0.39% of total operating expenses in 2004 and 2005, respectively.

          (vii) The Company and its subsidiaries carry insurance (on their property, plant and equipment against property losses, inventory and on employees' social security) obtained from PT Asuransi Jasa Indonesia, PT Asuransi Tenaga Kerja and PT Persero Asuransi Jiwasraya, which are state-owned insurance companies. Insurance premiums charged amounted to Rp64,566 million and Rp185,581 million in 2004 and 2005, respectively, reflecting 0.4% and 0.1% of total operating expenses in 2004 and 2005, respectively.

          (viii) The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of those banks are appointed as collecting agents for the Company. Total placements in form of current accounts and time deposits, and mutual funds in state-owned banks amounted to Rp2,672,888 million and Rp2,527,053 million as of September 30, 2004 and 2005, respectively, reflecting 4.7% and 4.3% of total assets as of September 30, 2004 and 2005, respectively. Interest income recognized during 2004 and 2005 was Rp69,183 million and Rp69,461 million reflecting 50.85% and 31.3% of total interest income in 2004 and 2005, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.  RELATED PARTY INFORMATION (continued)

     C.   OTHERS (continued)

          (ix) The Company's subsidiaries have loans from a state-owned bank. Interest expense on the loans for 2005 amounted to Rp4,626 million representing 0.5% of total interest expense in 2005.

          (x) The Company leases buildings, purchases materials and construction services, and utilizes maintenance and cleaning services from Dana Pensiun Telkom and PT Sandhy Putra Makmur, a subsidiary of Yayasan Sandikara Putra Telkom - a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp19,748 million and Rp29,899 million in 2004 and 2005, respectively, reflecting 0.1% and 0.2% of total operating expenses in 2004 and 2005, respectively.

          (xi) The Company and its subsidiaries earned (were charged for) interconnection revenues (charges) from PSN (Rp3,722 million) and (Rp4,174 million) in 2004 and 2005, respectively, which reflect (0.02%) and (0.001%) of total operating revenues in 2004 and 2005, respectively.

          (xii) In addition to revenues earned under the KSO Agreement (Note
               48), the Company also earned income from building rental, repairs and maintenance services and training services provided to the KSO Units, amounting to Rp17,164 million and Rp6,889 million in 2004 and 2005, respectively, which reflect 0.07% and 0.02% of total operating revenues in 2004 and 2005, respectively.

          (xiii) Infomedia provides electronic media and call center services to KSO Unit VII based on an agreement dated March 4, 2003. Revenue earned from these transactions in 2005 amounted to Rp4,558 million, reflecting 0.02% of total operating revenues.

          (xiv) The Company has also seconded a number of its employees to related parties to assist them in operating their business. In addition, the Company provided certain of its related parties with the right to use its buildings free of charge.

     Presented below are balances of accounts with related parties:

                                                                 2004                       2005
                                                       ------------------------   ------------------------
                                                                       % OF                       % OF
                                                         AMOUNT    TOTAL ASSETS     AMOUNT    TOTAL ASSETS
                                                       ---------   ------------   ---------   ------------
A.   CASH AND CASH EQUIVALENTS (NOTE 6)                2,499,564       4.41       2,353,280       3.96
                                                       =========       ====       =========       ====
B.   TRADE ACCOUNTS RECEIVABLE, NET (NOTE 8)             578,696       1.02         441,035       0.75
                                                       =========       ====       =========       ====
C.   PREPAID EXPENSES (NOTE 10)                          125,489       0.22          29,731       0.05
                                                       =========       ====       =========       ====
D.   OTHER CURRENT ASSETS (NOTE 11)                       44,412       0.08          12,565       0.02
                                                       =========       ====       =========       ====

E.   ADVANCES AND OTHER NON-CURRENT ASSETS (NOTE 15)
     Bank Mandiri                                         24,492       0.04         161,242       0.27
     PT Asuransi Jasa Indonesia                               94       0.00          23,104       0.04
     Peruri                                                  813       0.00             813       0.00
                                                       ---------       ----       ---------       ----
     Total                                                25,399       0.05         185,159       0.31
                                                       =========       ====       =========       ====

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.  RELATED PARTY INFORMATION (continued)

                                                 2004                      2005
                                       -----------------------   -----------------------
                                                    % OF TOTAL                % OF TOTAL
                                         AMOUNT    LIABILITIES     AMOUNT    LIABILITIES
                                       ---------   -----------   ---------   -----------
F.   ACCRUED EXPENSES (NOTE 19)
     Government agencies and
        state-owned banks                 77,074       0.23         40,291       0.13
     Employees                         1,177,979       3.47      1,387,822       4.49
     PT Asuransi Jasa Indonesia           17,437       0.05         17,152       0.06
                                       ---------      -----      ---------       ----
     Total                             1,272,490       3.75      1,445,265       4.68
                                       =========      =====      =========       ====

G.   SHORT-TERM BANK LOANS (NOTE 22)
     Bank Mandiri                         40,854       0.12             --         --
                                       =========      =====      =========       ====

H.   TWO-STEP LOANS (NOTE 24)          7,388,479      21.78      5,740,813       8.59
                                       =========      =====      =========       ====

I.   PROVISION FOR LONG
        SERVICE AWARDS (NOTE 46)         552,187       1.63        581,636       1.88
                                       =========      =====      =========       ====

J.   PROVISION FOR POST-RETIREMENT
        BENEFITS (NOTE 47)             2,776,897       8.19      2,785,828       9.02
                                       =========      =====      =========       ====

K.   LONG-TERM BANK LOANS (NOTE 26)
     Bank Mandiri                         61,297       0.18         24,584       0.08
                                       =========      =====      =========       ====

49.  SEGMENT INFORMATION

     The Company and its subsidiaries have two main business segments: fixed line and cellular. The fixed line segment provides local, domestic long-distance and international (starting 2004) telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and Very Small Aperture Terminal-VSAT) as well as ancillary services. The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company's revenues are presented as "Other" comprising the telephone directories and building management businesses.

     Segment revenues and expenses include transactions between business segments and are accounted for at prices that represent market prices.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.  SEGMENT INFORMATION (continued)

                                                                         2004
                                   -------------------------------------------------------------------------------
                                                                         TOTAL BEFORE                     TOTAL
                                   FIXED LINES    CELLULAR      OTHER     ELIMINATION   ELIMINATION   CONSOLIDATED
                                   -----------   ----------   --------   ------------   -----------   ------------
OPERATING REVENUES
   External operating revenues      14,841,919    9,966,373    286,937    25,095,229             --    25,095,229
   Intersegment operating             (355,481)     716,973     12,999       374,491       (374,491)           --
                                   -----------   ----------   --------   -----------    -----------   -----------
   Total operating revenues         14,486,438   10,683,346    299,936    25,469,720       (374,491)   25,095,229
                                   ===========   ==========   ========   ===========    ===========   ===========
OPERATING EXPENSES                   9,730,576    4,878,990    241,537    14,851,103       (450,706)   14,400,397

SEGMENT RESULT
   Operating income                  4,755,862    5,804,356     58,399    10,618,617         76,215    10,694,832
   Interest expense                   (784,334)    (153,407)       (39)     (937,780)      (188,356)   (1,126,136)
   Interest income                     146,980       69,610      2,690       219,280             --       219,280
   Gain (loss) on foreign
      exchange - net                  (545,211)     (32,429)      (104)     (577,744)      (306,233)     (883,977)
   Other income (charges)
      - net                            312,795       41,659     69,303       423,757        (76,215)      347,542
   Tax expense                      (1,237,749)  (1,738,416)   (38,355)   (3,014,520)        55,462    (2,959,058)
   Equity in net income
      of associated companies        3,084,602           --         --     3,084,602     (3,082,319)        2,283
                                   -----------   ----------   --------   -----------    -----------   -----------
   Income before minority
      interest                       5,732,945    3,991,373     91,894     9,816,212     (3,521,446)    6,294,766
   Unallocated minority
      interest                              --           --     (1,206)       (1,206)    (1,438,030)   (1,439,236)
                                   -----------   ----------   --------   -----------    -----------   -----------
   Net income                        5,732,945    3,991,373     90,688     9,815,006     (4,959,476)    4,855,530
                                   ===========   ==========   ========   ===========    ===========   ===========

OTHER INFORMATION
   Segment assets                   40,228,103   19,439,469    331,601    59,999,173     (3,381,795)   56,617,378
   Investment in associates          9,809,824           --        108     9,809,932     (9,737,189)       72,743
                                   -----------   ----------   --------   -----------    -----------   -----------
   Total consolidated assets        50,037,927   19,439,469    331,709    69,809,105    (13,118,984)   56,690,121
                                   ===========   ==========   ========   ===========    ===========   ===========
   Total consolidated
      liabilities                  (29,139,672)  (7,043,678)  (126,352)  (36,309,702)     2,391,426   (33,918,276)
                                   ===========   ==========   ========   ===========    ===========   ===========
   Minority interest                        --           --     (6,811)       (6,811)    (4,455,513)   (4,462,324)
                                   ===========   ==========   ========   ===========    ===========   ===========
   Capital expenditures             (2,236,073)  (3,701,691)   (43,789)   (5,981,553)            --    (5,981,553)
                                   ===========   ==========   ========   ===========    ===========   ===========
   Depreciation and amortization    (2,692,979)  (1,784,779)   (12,594)   (4,490,352)        10,943    (4,479,409)
                                   ===========   ==========   ========   ===========    ===========   ===========
   Amortization of goodwill and
      other intangible assets         (649,134)          --         --      (649,134)            --      (649,134)
   Other non-cash expenses            (213,031)     (68,013)    (4,544)     (285,588)            --      (285,588)
                                   ===========   ==========   ========   ===========    ===========   ===========
Net cash provided by
   operating activities              3,414,771    6,858,595     29,159    10,302,525             --    10,302,525
                                   ===========   ==========   ========   ===========    ===========   ===========
Net cash used in investing
   activities                       (1,424,307)  (3,641,741)   (26,692)   (5,092,740)            --    (5,092,740)
                                   ===========   ==========   ========   ===========    ===========   ===========
Net cash used in financing
   activities                       (3,733,505)  (1,354,710)    (4,526)   (5,092,741)            --    (5,092,741)
                                   ===========   ==========   ========   ===========    ===========   ===========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.  SEGMENT INFORMATION

                                                                           2005
                                     -------------------------------------------------------------------------------
                                                                           TOTAL BEFORE                     TOTAL
                                     FIXED LINES    CELLULAR      OTHER     ELIMINATION   ELIMINATION   CONSOLIDATED
                                     -----------   ----------   --------   ------------   -----------   ------------
OPERATING REVENUES
   External operating revenues        15,865,763   14,072,007    216,182    30,153,952             --    30,153,952
   Intersegment operating                 41,226      479,650     86,662       607,538       (607,538)           --
                                     -----------   ----------   --------   -----------    -----------   -----------
   Total operating revenues           15,906,989   14,551,657    302,844    30,761,490       (607,538)   30,153,952
                                     ===========   ==========   ========   ===========    ===========   ===========

OPERATING EXPENSES                   (11,613,316)  (6,147,660)  (267,078)  (18,028,054)       668,853   (17,359,201)

SEGMENT RESULT
   Operating income                    4,293,673    8,403,997     35,766    12,733,436         61,315    12,794,751
   Interest expense                     (843,342)    (108,013)       (22)     (951,377)        33,212      (918,165)
   Interest income                       140,883      112,206      1,778       254,867        (33,212)      221,655
   Gain (loss) on foreign
      exchange - net                    (832,024)     (54,870)       316      (886,578)            --      (886,578)
   Other income (charges)
      - net                              250,520      122,521     78,668       451,709        (61,315)      390,394
   Tax expense                        (1,151,272)  (2,533,916)   (34,027)   (3,719,215)            --    (3,719,215)
   Equity in net income
      of associated companies          4,198,795           --         --     4,198,795     (4,188,445)       10,350
                                     -----------   ----------   --------   -----------    -----------   -----------
   Income before minority interest     6,057,233    5,941,925     82,479    12,081,637     (4,188,445)    7,893,192
   Unallocated minority
      interest                                --           --     (1,091)       (1,091)    (2,110,468)   (2,111,559)
                                     -----------   ----------   --------   -----------    -----------   -----------
   Net income                          6,057,233    5,941,925     81,388    12,080,546     (6,298,913)    5,781,633
                                     ===========   ==========   ========   ===========    ===========   ===========

OTHER INFORMATION
   Segment assets                     38,042,225   23,457,500    425,640    61,925,365     (2,596,806)   59,328,559
   Investment in associates           12,584,446        9,290         --    12,593,736    (12,492,002)      101,734
                                     -----------   ----------   --------   -----------    -----------   -----------
   Total consolidated assets          50,626,671   23,466,790    425,640    74,519,101    (15,088,808)   59,430,293
                                     ===========   ==========   ========   ===========    ===========   ===========
   Total consolidated liabilities    (26,373,757)  (6,931,255)  (177,646)  (33,482,658)     2,596,806   (30,885,852)
                                     ===========   ==========   ========   ===========    ===========   ===========
   Minority interest                          --           --     (6,929)       (6,929)    (5,872,220)   (5,879,149)
                                     ===========   ==========   ========   ===========    ===========   ===========
   Capital expenditures               (1,556,435)  (5,811,135)   (43,408)   (7,410,978)            --    (7,410,978)
                                     ===========   ==========   ========   ===========    ===========   ===========
   Depreciation and amortization      (2,855,032)   2,091,288    (19,744)   (4,966,064)        10,415    (4,955,649)
                                     ===========   ==========   ========   ===========    ===========   ===========
   Amortization of goodwill and
      other intangible assets           (688,614)          --         --      (688,614)            --      (688,614)
                                     ===========   ==========   ========   ===========    ===========   ===========
   Other non-cash expenses              (271,692)    (129,747)    (2,786)     (404,225)            --      (404,225)
                                     ===========   ==========   ========   ===========    ===========   ===========
Net cash provided by
   operating activities                5,851,065    9,221,214     44,356    15,116,635             --    15,116,635
                                     ===========   ==========   ========   ===========    ===========   ===========
Net cash used in investing
   activities                         (1,822,594)  (5,449,842)   (37,937)   (7,310,373)            --    (7,310,373)
                                     ===========   ==========   ========   ===========    ===========   ===========
Net cash used in financing
   activities                         (2,973,170)  (4,003,304)   (32,887)   (7,009,361)            --    (7,009,361)
                                     ===========   ==========   ========   ===========    ===========   ===========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

50.  JOINT OPERATION SCHEMES ("KSO")

     In 1995, the Company and five investors (PT Pramindo Ikat Nusantara, PT AriaWest International, PT Mitra Global Telekomunikasi Indonesia, PT Dayamitra Telekomunikasi and PT Bukaka Singtel International) entered into agreements for Joint Operation Schemes ("KSO") and KSO construction agreements for the provision of telecommunication facilities and services for the Sixth Five-Year Development Plan ("Repelita VI") of the Republic of Indonesia. The five investors undertook the development and operation of the basic fixed telecommunications facilities and services in five of the Company's seven regional divisions.

     Under the Joint Operation Scheme, the KSO Unit is required to make payments to the Company consisting of the following:

     -    Minimum Telkom Revenue ("MTR")

          Represents the amount guaranteed by the KSO investor to be paid to the Company in accordance with the KSO agreement.

     -    Distributable KSO Revenues ("DKSOR")

          DKSOR are the entire KSO revenues, less the MTR and the operational expenses of the KSO Units, as provided in the KSO agreements. These revenues are shared between the Company and the KSO Investors based on agreed upon percentages.

          The DKSOR from fixed wireless revenues ("Telkom Flexi Revenues") are shared between the Company and KSO Investor based on a ratio of 95% and 5%, respectively.

          The DKSOR from non-Telkom Flexi Revenues are shared between the Company and KSO Investor based on a ratio of 30% and 70%, respectively, except for KSO VII. For KSO VII, the DKSOR from non-Telkom Flexi Revenues are shared between the Company and KSO Investor at a ratio of 35% and 65%, respectively.

     At the end of the KSO period, all rights, title and interests of the KSO Investor in existing installations and all work in progress, inventories, equipment, materials, plans and data relating to any approved additional new installation projects then uncompleted or in respect of which the tests have not been successfully completed, shall be sold and transferred to the Company without requiring any further action by any party, upon payment by the Company to the KSO Investor of:

     i. the net present value, if any, of the KSO Investor's projected share in DKSOR from the additional new installations forming part of the KSO system on the termination date over the balance of the applicable payback periods, and

     ii. an amount to be agreed upon between the Company and the KSO Investor as a fair compensation in respect of any uncompleted or untested additional new installations transferred.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

50.  JOINT OPERATION SCHEMES ("KSO") (continued)

     The depreciation of the Rupiah against the U.S. Dollars, which started in the second half of 1997, has impacted the financial condition of the KSO Investors. In response to economic conditions, on June 5, 1998, all KSO Investors and the Company signed a Memorandum of Understanding ("MoU") to amend certain provisions of the KSO agreements. Among the amendments are as follows:

     i. The percentage of sharing of the distributable KSO revenues for 1998 and 1999 was 10% and 90% for the Company and the KSO Investors, respectively.

     ii. The minimum number of access line units to be installed by the KSO Investors up to March 31, 1999 was 1,3 lines.

     iii. The incremental rate of the MTR would not exceed 1% in 1998 and 1.5% in 1999 for the KSO agreements with the Investors that have MTR incremental factors.

     iv. "Operating Capital Expenditures" in each of the KSO Units will be shared between the Company and the respective KSO Investors in proportion to the previous year's share in the annual net income of the KSO Units, starting from 1999.

     v. The cancellation of the requirement to maintain a bank guarantee in respect of MTR.

     In 1998 and 1999, the Company adopted the provisions of the MoU. Beginning November 1999, the Company and the KSO Investors had begun to renegotiate the terms of the KSO agreements in conjunction with the changing environment and the expiration of certain terms in the MoU. Among others, it was agreed to return to most of the provisions of the original KSO agreements beginning January 1, 2000.

     KSO I

     In 2002, the Company and the stockholders of Pramindo (KSO Investor) reached an agreement in which the Company acquired 100% of Pramindo and gained control over the operation of KSO Unit I (Note 4b).

     KSO III

     Effective on July 31, 2003, the Company and the stockholders of AWI (KSO Investor) reached an agreement in which the Company acquired 100% of AWI and gained control over the operation of KSO Unit III (Note 4c).

     KSO IV

     Effective on January 20, 2004, the Company and PT Mitra Global Telekomunikasi Indonesia ("MGTI", KSO Investor) have amended their joint operation agreement with respect to the KSO area. Upon the amendment, the Company gained full control over the operation of KSO Unit IV (Note 4d).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

50.  JOINT OPERATION SCHEME ("KSO") (continued)

     KSO VI

     In 2001, the Company and the stockholders of Dayamitra (KSO Investor) reached an agreement in which the Company acquired 90.32% of Dayamitra and gained control over the operation of KSO Unit VI.

     On December 14, 2004, the Company acquired the remaining 9.68% outstanding shares of Dayamitra (Note 4a).

     KSO VII

     The Company and PT Bukaka Singtel International intend to continue the KSO schemes in accordance with original agreements with some additional projects.

51.  REVENUE-SHARING ARRANGEMENTS

     The Company has entered into separate agreements with several investors under Revenue-Sharing Arrangements ("RSA") to develop fixed lines, public card-phone booths (including their maintenance) and related supporting telecommunications facilities.

     As of September 30, 2005, the Company has 76 RSA with 59 partners. The RSA were located mostly in Palembang, Pekanbaru, Jakarta, Central Java and Surabaya with concession period ranging from 4 to 176 months.

     Under the RSA, the investors finance the costs incurred in developing telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing period. The investors legally retain the rights to the property, plant and equipment constructed by them during the revenue-sharing periods. At the end of each revenue-sharing period, the investors transfer the ownership of the facilities to the Company.

     Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio.

     The net book value of property, plant and equipment under RSA which have been transferred to property, plant and equipment amounted to Rp26,551 million and Rp36,182 million in 2004 and 2005, respectively (Note 13).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

52.  TELECOMMUNICATIONS SERVICES TARIFFS

     Under Law No. 36 year 1999 and Government Regulation No. 52 year 2000, tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunication services price cap formula set by the Government.

     FIXED LINE TELEPHONE TARIFFS

     Fixed line telephone tariffs are imposed for network access and usage. Access charges consist of a one-time installation charge and a monthly subscription charge. Usage charges are measured in pulses and classified as either local or domestic long-distance. The tariffs depend on call distance, call duration, the time of day, the day of the week and holidays.

     Tariffs for fixed line telephone are regulated under Minister of Communications Decree No. KM.12 year 2002 dated January 29, 2002 concerning the addendum of the decree of Minister of Tourism, Post and Telecommunication ("MTPT") No. 79 year 1995, concerning the Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services. Furthermore, the Minister of Communications issued Letter No. PK 304/1/3 PHB-2002 dated January 29, 2002 concerning increase in tariffs for fixed line telecommunications services. According to the letter, tariffs for fixed line domestic calls would increase by 45.49% over three years. The average increase in 2002 was 15%. This increase was effective on February 1, 2002.

     Considering the fact that the Independent Regulatory Body, a precondition for the tariff adjustment, had not been established, The Minister of Communications postponed the implementation of tariffs adjustments for 2003 by issuing Ministerial Letter No. PR.304/1/1/PHB-2003, dated January 16, 2003.

     Based on the Announcement No. PM.2 year 2004 of the Minister of Communication dated March 30, 2004, the Company adjusted the tariffs effective April 1, 2004 as follows:

     -    Local charges increased by an average of 28%

     -    DLD charges decreased by an average of 10%

     - Monthly subscription charges increased by an average of 12% to 25%, depending on customer segment.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

52.  TELECOMMUNICATIONS SERVICES TARIFFS (continued)

     MOBILE CELLULAR TELEPHONE TARIFFS

     Tariffs for cellular providers are set on the basis of the MTPT Decree No. KM. 27/PR.301/MPPT-98 dated February 23, 1998. Under the regulation, the cellular tariffs consist of activation fees, monthly charges and usage charges.

     The maximum tariff for the activation fee is Rp200,000 per new subscriber number. The maximum tariff for the monthly charges is Rp65,000. Usage charges consist of the following:

     A.   AIR TIME

          The maximum basic airtime tariff charged to the originating cellular subscriber is Rp325/minute. Charges to the originating cellular subscriber are calculated as follows:

1. Cellular to cellular     2 times airtime rate
2. Cellular to PSTN.        1 times airtime rate
3. PSTN to cellular.        1 times airtime rate
4. Card phone to cellular   1 times airtime rate plus 41% surcharges

     B.   USAGE TARIFFS

          1. Usage tariffs charged to a cellular subscriber who makes a call to a fixed line ("PSTN") subscriber are the same as the usage tariffs applied to PSTN subscribers. For the use of local PSTN network, the tariffs are computed at 50% of the prevailing local PSTN tariffs.

          2. The long-distance usage tariffs between two different service areas charged to a cellular subscriber are the same as the prevailing tariffs for domestic long-distance call ("SLJJ") applied to PSTN subscribers.

          Based on the Decree No. KM. 79 year 1998 of the Ministry of Communications, the maximum tariff for prepaid customers may not exceed 140% of the peak time tariffs for post-paid subscribers.

     INTERCONNECTION TARIFFS

     Interconnection tariffs regulate the sharing of interconnection calls between the Company and other licensed operators.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

52.  TELECOMMUNICATIONS SERVICES TARIFFS (continued)

     INTERCONNECTION TARIFFS (continued)

     The current interconnection tariff is governed under MTPT Decree No. KM.46/PR.301/MPPT-98 ("KM. 46 year 1998") dated February 27, 1998 which came into effect on April 1, 1998 and was further revised by the Minister of Communications Decree No. KM.37 year 1999 dated June 11, 1999 ("KM. 37 year 1999").

     I.   INTERNATIONAL INTERCONNECTION WITH PSTN AND CELLULAR
          TELECOMMUNICATIONS NETWORK

          Based on KM. 37 year 1999, effective December 1, 1998, the international interconnection tariffs are calculated by applying the following charges to successful incoming and outgoing calls to the Company's network:

                                            TARIFF
                                        (IN FULL RUPIAH)
                                     ---------------------
Access charge                        Rp850 per call
Usage charge                         Rp550 per paid minute
Universal Service Obligation (USO)   Rp750 per call

     II.  MOBILE AND FIXED CELLULAR INTERCONNECTION WITH THE PSTN

          Based on KM. 46 year 1998, cellular interconnection tariffs with PSTN are as follows:

          1.   LOCAL CALLS

               For local calls from a mobile cellular network to PSTN, the cellular operator pays the Company 50% of the prevailing tariffs for local calls. For local calls from PSTN to a cellular network, the Company charges its subscribers the applicable local call tariff plus an airtime charge, and pays the cellular operator the airtime charge.

          2.   DOMESTIC LONG-DISTANCE CALLS

               KM. 46 year 1998 provides tariffs which vary among long-distance carriers depending upon the routes and the long-distance network used. Pursuant to this decree, for long-distance calls which originate from the PSTN, the Company is entitled to retain a portion of the prevailing long-distance tariffs, which portion ranges from 40% of the tariffs, in cases where the entire long-distance traffic is carried by cellular operator's network, and up to 85% of the tariffs, in cases where the entire long-distance traffic is carried by the PSTN.

               For long-distance calls which originate from a cellular operator, the Company is entitled to retain a portion of the prevailing long-distance tariffs, which portion ranges from 25% of the tariff, in cases where the entire long-distance traffic is carried by cellular operator's network and the call is delivered to a cellular subscriber, and up to 85% of the tariff, in cases where the entire long-distance traffic is carried by the PSTN and the call is delivered to a PSTN subscriber.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

52.  TELECOMMUNICATIONS SERVICES TARIFFS (continued)

     II.  MOBILE AND FIXED CELLULAR INTERCONNECTION WITH THE PSTN (continued)

          Interconnection tariffs with mobile satellite networks ("STBSAT") are established based on Joint Operation Agreements between the Company and STBSAT providers pursuant to Minister of Communications Decree No. KM. 30 year 2000 concerning Global Mobile Personal Telecommunication Service Tariffs by Garuda Satellite dated March 29, 2000. Flat interconnection tariffs per minute apply for those companies.

     III. FIXED-LINE AND FIXED-WIRELESS NETWORK INTERCONNECTION

          Currently the operators of fixed wireline and fixed wireless network are PT Batam Bintan Telekomunikasi ("BBT"), Indosat and Bakrie Telecom ("Bakrie").

          1.   Local calls

               Local interconnection calls with the network of Bakrie and BBT are operated on a "sender-keeps-all" basis.

               For local calls originating from the network of Bakrie and BBT and terminating at a cellular network and vice versa which transit through the Company's network, the Company receives 50% of the local interconnection call tariff for local interconnection with Bakrie and a fixed amount for each minute for local interconnection call with BBT.

               For local interconnection calls with Indosat's network, the operator of the network on which the calls terminate receives Rp57/minute.

          2.   Long-distance calls

               For interconnection with the network of Bakrie and BBT, the Company is entitled to retain 35% of the prevailing DLD tariff, in cases where DLD calls originate on Bakrie's network and terminate at the Company's network, 65% of the prevailing DLD tariff, in cases where DLD calls originate on the Company's network and terminate at Bakrie's network, and 75% of the prevailing DLD tariff, in cases where DLD calls originate from or terminate at BBT's network.

               For DLD calls originating from the network of Bakrie and BBT and terminating at a cellular network and vice versa which transit through the Company's network, the Company receives 60% to 63.75% of the prevailing DLD tariff.

               In addition, BBT is to receive or retain certain fixed amount for each minute of incoming and outgoing international calls which transit through the Company's network and international gateway, and certain fixed amount for each successful call and each minute of incoming and outgoing international calls that transit through the Company's network and use Indosat's international gateway.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

52.  TELECOMMUNICATIONS SERVICES TARIFFS (continued)

     III. FIXED-LINE AND FIXED-WIRELESS NETWORK INTERCONNECTION (continued)

          2    Long-distance calls (continued)

               With respect to the interconnection long-distance calls from or to Indosat, pending the implementation of the duopoly system for long-distance calls, Indosat receives Rp240/minute for local originating calls from or local terminating calls at Indosat's network.

     Based on the Minister of Communication Decree No. 32 year 2004 dated March 11, 2004 and the announcement No. PM.2 year 2004 of the Minister of Communication dated March 30, 2004, cost-based interconnection fees shall be applicable beginning January 1, 2005. However as of the date of issuance of these consolidated financial statements, such cost-based interconnection fees have not been implemented because the preparation for the adjustment of interconnection arrangements has not been completed.

     PUBLIC PHONE KIOSK ("WARTEL") TARIFF

     The Company is entitled to retain 70% of the telephone tariff based on Director of Operational and Marketing Decree No. KD 01/HK220/OPSAR-33/2002 dated January 16, 2002, which came into effect on February 16, 2002. This governs the transition of the business arrangement between Telkom and Wartel providers, from a commission-based revenue sharing into agreed usage charges (pulses).

     On August 7, 2002, the Minister of Communications issued Decree No. KM. 46 year 2002 regarding the operation of phone kiosks. The decree provides that the Company is entitled to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls.

53.  COMMITMENTS

     A.   CAPITAL EXPENDITURES

     As of September 30, 2005, the amount of capital expenditures committed under contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

                  AMOUNTS IN
              FOREIGN CURRENCIES   EQUIVALENT
 CURRENCIES      (IN MILLIONS)      IN RUPIAH
 ----------   ------------------   ----------
Rupiah                  --          1,536,827
U.S. Dollar         44,516            458,614
Euro                10,001            124,203
                                    ---------
Total                               2,119,644
                                    =========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.  COMMITMENTS (continued)

     The above balance includes the following significant agreements:

     (i)  Procurement Agreements

          In September 2001, Telkomsel entered into procurement agreements with Motorola, Inc., PT Ericsson Indonesia, Siemens AG, Nokia Corporation (formerly Nokia Oyj) and PT Nokia Network, for the procurement of equipment and related services. In accordance with the agreements, the procurement will be made based on the Notification to Proceed ("NTP"), the agreed procurement planning between Telkomsel and its suppliers for the coming 18 months divided into 6-quarterly periods, which are confirmed with the issuance of Execution Orders ("EO") on a quarterly basis. The total amount in the EO could be higher or lower but not less than 75% of the amount in the NTP.

          Telkomsel procurement (import) under the agreements with Motorola, Inc. and Nokia Corporation were made partially through the Letter of Credit Facilities from Citibank N.A. and Deutsche Bank (which expired in 2003). Telkomsel's procurement under the agreements with PT Ericsson Indonesia and Siemens AG were made partially through the credit facilities from Citibank International plc. (Note 25). The agreements are valid and effective as of the execution date by the respective parties for a period of three years and extendable upon mutual agreement of both parties to a maximum of two additional years.

          In August 2004, pursuant to the expiration of the above agreements, to maintain a sustainable growth, Telkomsel entered into agreements with Motorola Inc. and PT Motorola Indonesia, Ericsson AB and PT Ericsson Indonesia, Nokia Corporation and PT Nokia Network, and Siemens AG, for the maintenance and procurement of equipment and related services which consist of the following:

          -    Joint Planning and Process Agreement

          -    Equipment Supply Agreement ("ESA")

          -    Technical Service Agreement ("TSA")

          - Site Acquisition and Civil, Mechanical and Engineering Agreement ("SITAC" and "CME")

          The agreements contain list of charges ("Price List") to be used in determining the fees payable by Telkomsel for all equipment and related services to be procured during the roll-out period depending on confirmed Purchase Order ("PO").

          The agreements are valid and effective as of the execution date ("Effective Date") by the respective parties for a period of three years, provided that the suppliers are able to meet requirements set out in PO. In the event that the suppliers fail to meet those requirements, with a prior written notice, Telkomsel may terminate the agreements at its sole discretion.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.  COMMITMENTS (continued)

     (i)  Procurement Agreements (continued)

          In accordance with the agreements, the parties also agreed that the charges specified in the Price List will also apply to equipment and services (ESA and TSA) and services (SITAC and CME) acquired from the suppliers between May 26, 2004 and the Effective Date ("Pre-Effective Date Pricing"), except for those acquired from Siemens under TSA which are applicable for certain equipment and the related maintenance services acquired or rendered between July 1, 2004 and Effective Date. Prices as well as discount are subject to a quarterly review.

     (ii) Procurement of TELKOM-2 Satellite

          The Company has TELKOM-2 Satellite procurement agreement with Orbital Sciences Corporation (the "Contractor") with a total price of US$73.1 million. As of September 30, 2005, the Company has paid US$70.5 million and the remaining balance is expected to be paid when the satellite has been launched and passed acceptance test.

     (iii) Launching of TELKOM-2 Satellite

          The Company has TELKOM-2 Satellite launching agreement with Arianespace S.A. with a total price of US$62.9 million. The entire contract price was paid in September 2004. The launch of TELKOM-2 Satellite, which was previously scheduled in March 2005 was subsequently rescheduled to November 2005.

     (iv) CDMA Procurement Agreement with Samsung Consortium

          On October 9, 2002, the Company signed an Initial Purchase Order Contract for CDMA 2000-IX with Samsung Consortium for Base Station Subsystem ("BSS") procurement in Regional Divisions V, VI and VII and on December 23, 2002, the Company signed a Master Procurement Partnership Agreement ("MPPA"). Based on the latest amendment, the total contract price is US$135.6 million and Rp286,537 million. The MPPA provides for planning, manufacturing, delivery, and construction, as well as service level agreement. The MPPA between the Company and Samsung consists of construction of 1,878,600 lines of Network and Switching Subsystem ("NSS") for nationwide scope and 802,000 lines of BSS and US$34 per line NSS. The project will be partly financed by The Export-Import Bank of Korea as mentioned in the Loan Agreement dated August 27, 2003 (Note 24). As of September 30, 2005, the Company has issued purchase order which potentially increase its assets and liabilities of US$31,1 million plus Rp29,143 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.  COMMITMENTS (continued)

     (v)  CDMA Procurement Agreement with Ericsson CDMA Consortium

          The Company and Ericsson CDMA Consortium have also entered into a Master Procurement Partnership Agreement ("MPPA") on December 23, 2002, which based on the latest amendment the total contract price is US$62.8 million and Rp170,453 million. The MPPA provides planning, production, delivery, and construction, as well as services level agreement. The MPPA consists of construction of 631,800 lines of BSS for US$116 per line. This MPPA is part of the planning, manufacturing, delivery and construction as well as service level agreement.

          Under the MPPA, the work related to network deployment shall be carried out and completed within 42 months (six months after end of fiscal year 2005). As of September 30, 2005, the Company has issued a purchase order which potentially increase its assets and liabilities of US$38 million plus Rp14,574 million.

     (vi) MPPA with PT INTI

          The Company and PT INTI signed an MPPA on August 26, 2003 whereby PT INTI is appointed to construct a CDMA fixed wireless access network and integrate such network with the Company's existing network and all ancillary services relating thereto in West Java and Banten. Under the terms of this Agreement, and its latest amendment PT INTI must deliver the CDMA 2000 IX system within thirty-four months after August 26, 2003 for a total of approximately US25.2 million and Rp61,408 million (inclusive of value-added tax). The MPPA provides for planning, manufacturing, delivery, and construction, as well as service level agreement. As of September 30, 2005, the Company has paid and/or accrued a total of US$48 million plus Rp18,461 million.

     (vii) MPPA with Motorola

          On March 24, 2003, the Company signed an MPPA with Motorola, Inc. Under the MPPA, Motorola is obliged to undertake and be jointly responsible for the demand forecast and solely responsible for the survey, design, development, manufacture, delivery, supply, installation, and integration and commissioning of the network, including all project management, training and other related services in relation to the establishment of the "T-21 Program".

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.  COMMITMENTS (continued)

     (vii) MPPA with Motorola (continued)

          The MPPA, as amended, consists of 222,500 lines of BSS (radio system) for Regional Division I Sumatera for a total of approximately US$23.7 million and Rp61,268 million. The MPPA provides planning, production, delivery, and construction, as well as services level agreement. The network will use Samsung's NSS as already contracted on December 23, 2002. The agreement is valid until mid of 2006. As of September 30, 2005, the Company has issued purchase order which potentially increase its assets and liabilities of US$2.9 million plus Rp12,551 million.

     (viii) Metro Junction and Optical Network Access Agreement for Regional Division III with PT INTI

          On November 12, 2003, the Company entered into an agreement with PT INTI for the construction and procurement of an optical network, as well as a network management system and other related services and equipment, with respect to Regional Division III (West Java). Under this agreement and its amendment, the Company is obliged to pay PT INTI a total consideration of approximately US$6.6 million and Rp111,655 million. As of December 31, 2004, the Company has has issued purchase order which potentially increase its assets and liabilities of US$2.9 million plus Rp59,018 million.

     B.   AGREEMENTS ON DERIVATIVE TRANSACTIONS

          Telkomsel is exposed to market risk, primarily changes in foreign exchange, and uses derivative inctruments in connection with it risk management activities. Telkomsel entered into derivative transactions for the purposes of hedging and not for trading purposes. However, the existing documentation does not fulfill the criteria contained in PSAK 55 to qualify as hedges. Therefore, changes in the fair value of the derivative financial instruments are recognized in the consolidated statements of income.

          Telkomsel purchases equipments from several countries and, as a result, is exposed to movements in foreign currency exchange rates. In 2004 and 2005, Telkomsel enterd into forward foreign exchange contracts with Deutsche Bank, Standard Chartered Bank and Citibank Jakarta to protect against foreign exchange risk relating to its foreign currency denominated purchases. The primary purpose of telkomsel's foreign currency hedging activities is to protect against the volatility associated with foreign currency purchases of equipment and other assets in the normal course of busness.

          The following table presents the aggregate notional amounts of Telkomsel's foreign exchange forward outstanding as of September 30, 2005:

                                      2005
                                  (IN MLLIONS)
                                  ------------
HSBC - Euro                            10
Citibank - United States Dollar        10

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

54.  CONTINGENCIES

     a. The SEC requires that the Company's Annual Report on Form 20-F be filed within six months after the reported balance sheet date. In this respect, the Company published its previous 2002 consolidated financial statements in March 31, 2003 and submitted the Annual Report on Form 20-F to the SEC on April 17, 2003.

          In May 2003, however, the SEC informed the Company that it considered that the submitted 2002 consolidated financial statements were un-audited as the audit firm that was originally appointed to perform the 2002 audit was not qualified for SEC purposes. Due to the time consumed in selecting an SEC qualified auditor, KAP Drs. Haryanto Sahari & Rekan (formerly called KAP Drs. Hadi Sutanto & Rekan), the member firm of PricewaterhouseCoopers in Indonesia, began their work in July 2003. As a result, the Company was not able to meet its June 30, 2003 deadline to file a fully compliant Annual Report on Form 20-F with the SEC.

          Because of the foregoing and the fact that Annual Report was filed after the June 30, 2003 deadline, the Company may face an SEC enforcement action under U.S. securities law and other legal liability and adverse consequences such as delisting of its ADSs from the New York Stock Exchange. In addition, the staff of the SEC has described a press release that the Company issued and furnished to the SEC on Form 6-K in May 2003 as "grossly understating the nature and severity of the staff's concerns" regarding matters related to the Company's filing of a non-compliant Annual Report. Such press release could also form the basis of an SEC enforcement action and other legal liability. The Company cannot at this time predict the likelihood or severity of an SEC enforcement action or any other legal liability or adverse consequences.

     b. In the ordinary course of business, the Company has been named as a defendant in various legal actions. Based on Management's estimate of the outcome of these matters, the Company accrued Rp30,479 million at September 31, 2005.

     c. In connection with the re-audit of the Company's 2002 consolidated financial statements, the former auditor KAP Eddy Pianto filed lawsuits in the South Jakarta District Court against KAP Drs. Haryanto Sahari & Rekan (formerly called KAP Drs. Hadi Sutanto & Rekan) (the Company's auditor for the re-audit of the 2002 consolidated financial statements), the Company, KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa) (the Company's 2001 auditor) and the Capital Market Supervisory Agency "BAPEPAM" (collectively, "Defendants"), alleging that the Defendants, through the reaudit of the Company's 2002 consolidated financial statements, had conspired to engage in an illegal action against KAP Eddy Pianto, tarnishing the reputation of KAP Eddy Pianto in the public accounting profession. KAP Eddy Pianto seeks to recover approximately Rp7,840,000 million in damages from the Company and its co-defendants. The mediation process to resolve the dispute amicably did not succeed. On December 8, 2004, the South Jakarta District Court issued its verdict in favor of the Defendants. KAP Eddy Pianto has filed an appeal to the Jakarta High Court, however, based on the withdrawal of the appeal deed No. 145/Pdt.G/2004/PNJS dated March 14, 2005 signed by South Jakarta District Court Officer, stated that KAP Eddy Pianto has withdrawn the appeal.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

54.  CONTINGENCIES (continued)

     d. On August 13, 2004, the Commissions for Business Competition Watch (Komisi Pengawas Persaingan Usaha, "KPPU") issued its verdict in Commission Court, which determined that the Company had breached several articles of Law No. 5/1999 on Anti Monopolistic Practices and Unfair Business Competition ("Competition Law"). In addition, KPPU also indicated that the Company should allow Warung Telkom ("kiosks") to channel international calls to other international call operators, and abolish the clause in agreements between the Company and Warung Telkom providers which limit Warung Telkom to sell telecommunication services of other operators. The Company filed an appeal to the Bandung District Court which on December 7, 2004, issued its verdicts in favor of the Company. Subsequently, KPPU has filed an appeal to the Indonesian Supreme Court.

     e. In connection with Government plan cq. Director General of Post and Telecommunications to review the utilization of 3G frequency, that will be potentially impacted to the migration of frequency which currently being utilized by the Company for Flexi services, especially in Division Regional II and III. The frequency migration may impact on business, tariffs, technical, legal and customers aspect and additional capital expenditure, and may also potentially impact to accelerate technical useful life of the existing installation. In order to anticipate the frequency migration, the Company is identifying the component which necessary to be replaced, and the effect to the financial statement.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

     The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

                                                    2004                          2005
                                        ---------------------------   ---------------------------
                                            FOREIGN                       FOREIGN
                                          CURRENCIES       RUPIAH       CURRENCIES       RUPIAH
                                        (IN THOUSANDS)   EQUIVALENT   (IN THOUSANDS)   EQUIVALENT
                                        --------------   ----------   --------------   ----------
ASSETS
Cash and cash equivalent
      U.S. Dollar                           88,675          813,223       222,657         787,264
      Euro                                  72,812          822,898        74,091         916,634
      Japanese Yen                           1,687              139            58               5
Trade accounts receivable
   Related parties
      U.S. Dollar                            9,318           85,337         5,773          59,402
   Third parties
      U.S. Dollar                           10,931          100,015        22,403         230,530
Other accounts receivable
      U.S. Dollars                          33,165          303,456           265           2,733
      French Franc                           4,427            5,447            --              --
      Netherland Guilder                       750            2,745            --              --
Prepaid expense
      U.S. Dollar                            6,096           55,776            --              --
      Euro                                       8               89            --              --
Other current assets
      U.S. Dollar                            4,676           42,785            41             421
      Euro                                      --               --             8             103
Advances and other non-current assets
   U.S. Dollar                              27,867          163,817        18,804         193,490
Escrow accounts
   U.S. Dollar                              22,823          208,830        10,379         106,806
                                                          ---------                     ---------
Total Assets                                              2,604,557                     2,297,388
                                                          =========                     =========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

                                                 2004                          2005
                                     ---------------------------   ---------------------------
                                         FOREIGN                       FOREIGN
                                       CURRENCIES       RUPIAH       CURRENCIES       RUPIAH
                                     (IN THOUSANDS)   EQUIVALENT   (IN THOUSANDS)   EQUIVALENT
                                     --------------   ----------   --------------   ----------
LIABILITIES
Trade accounts payable
   Related parties
      U.S. Dollar                        34,157         313,222         36,389        375,172
      Japanese Yen                        5,893             487             --             --
      Euro                                  638           7,211             --             --
   Third parties
      U.S. Dollar                        93,574         851,471         96,627        996,230
      Euro                               66,652         753,289          7,658         94,930
      Great Britain Pound Sterling           61             884           0.16              3
      Japanese Yen                        5,923             490          8,922            812
      Singapore Dollar                      242           1,310            213          1,298
      Australian Dollar                       7              47             --             --
Accrued expenses
      U.S. Dollars                        1,333          12,223         38,196        393,804
      Japanese Yen                      146,527          12,128        137,241         12,489
      Singapore Dollar                       --              --            263          1,604
      Great Britain Pound Sterling                                      41,786        518,010
      French Franc                          710             877            710            986
      Netherland Guilder                    326           1,770            482          8,728
      Euro                                   --              --             62            489
Short-term bank loans
   Third parties
      U.S. Dollar                        43,357         397,537          4,544         46,847
Advances from customers
   and suppliers
   U.S. Dollar                           14,143         129,694            491          5,064
   Euro                                  12,549         141,863             --             --

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

                                                 2004                           2005
                                     ----------------------------   ----------------------------
                                         FOREIGN                        FOREIGN
                                       CURRENCIES        RUPIAH       CURRENCIES        RUPIAH
                                     (IN THOUSANDS)    EQUIVALENT   (IN THOUSANDS)    EQUIVALENT
                                     --------------   -----------   --------------   -----------
LIABILITIES (CONTINUED)
Current maturities
   of long-term liabilities
      U.S. Dollar                         190,503       1,746,871        810,750       8,358,835
      Euro                                 17,588         213,887         44,100         546,696
      Japanese Yen                        758,963          62,819         16,099       1,465,036
Long-term liabilities
      U.S. Dollar                         940,670       8,993,057        687,674       7,089,918
      Euro                                 51,742         624,798         29,400         364,464
      Japanese Yen                     16,482,995       1,364,284     14,956,134       1,361,029
                                                      -----------                    -----------
Total liabilities                                      15,630,219                     12,642,444
                                                      -----------                    -----------
Net liabilities                                       (13,025,662)                   (17,841,182)
                                                      ===========                    ===========

56.  SUBSEQUENT EVENT

     The payment of compensation for early termination of exclusive rights

     On October 10, 2005, the Ministry of Finance issued letter to Ministry of Communication and Information with a copy delivered to the Company. The letter stated that the Government agreed to pay the compensation for early termination of exclusive rights amounting to Rp478 billion net of taxes. The payment will be executed gradually through State Budget Mechanism for 5
     (five) years, considering the liquidity of Government financial and the first payment will be executed in 2005 budget year amounts Rp90 billion. The compensation fund is intended to be utilized for enlarging national telecommunication network in form of accessibility, penetration and density in Indonesia.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

57. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Indonesia ("Indonesian GAAP"), which differ in certain significant respects with accounting principles generally accepted in the United States of America ("U.S. GAAP"). A description of the differences and their effects on net income and stockholders' equity are set forth below.

     (1)  DESCRIPTION OF DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP

          a.   Termination Benefits

               Under Indonesian GAAP, termination benefits are recognized as liabilities when certain criteria are met (e.g. the enterprise is demonstratively committed to provide termination benefits as a result of an offer made in order to encourage early retirement).

               Under U.S. GAAP, termination benefits are recognized as liabilities when the employees accept the offer and the amount can be reasonably estimated.

          b. Foreign Exchange Differences Capitalized to Property Under Construction

               Under Indonesian GAAP, foreign exchange differences resulting from borrowings used to finance property under construction are capitalized. Capitalization of foreign exchange differences cease when the construction of the qualifying asset is substantially completed and the constructed property is ready for its intended use.

               Under U.S. GAAP, foreign exchange differences are charged to current operations.

          c.   Interest Capitalized on Property under Construction

               Under Indonesian GAAP, qualifying assets, to which interest cost can be capitalized, should be those that take a substantial period of time to get ready for its intended use or sale, i.e. minimum 12 months. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of interest cost eligible for capitalization on that asset should be determined based on the actual interest cost incurred on that borrowing during the period of construction less any investment income on the temporary investment of those borrowings.

               Under U.S. GAAP, there is no minimum limit (i.e. 12-month requirement) on the length of the construction period in which the interest cost could be capitalized. The interest income arising from any unused borrowings is recognized directly to current operations.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

57. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)

     (1) DESCRIPTION OF DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

          d.   Revenue-Sharing Arrangements

               Under Indonesian GAAP, property, plant and equipment built by an investor under revenue-sharing arrangements are recognized as property, plant and equipment under revenue-sharing arrangements in the books of the party to whom ownership in such properties will be transferred at the end of the revenue-sharing period, with a corresponding initial credit to unearned income. The property, plant and equipment are depreciated over their useful lives, while the unearned income is amortized over the revenue-sharing period. The Company records its share of the revenues earned net of amounts due to the investors.

               Under U.S. GAAP, revenue-sharing arrangements are recorded in the same manner as capital lease, whereas the property, plant and equipment, and obligation under revenue-sharing arrangement presented in the balance sheet. Revenues originated from the revenue-sharing arrangements are recorded as the component of operating revenues, while a portion of investor's share in revenue recorded as interest expense and the balance is treated as a reduction of the obligation.

          e.   Revaluation of Property, Plant and Equipment

               While Indonesian GAAP does not generally allow companies to recognize increases in the value of property, plant and equipment that occur subsequent to acquisition, an exception is provided for revaluations made in accordance with Government regulations. The Company revalued its property, plant and equipment that were used in operations as of January 1, 1979 and January 1, 1987.

               Under U.S. GAAP, asset revaluations are not permitted. The effects of the previous revaluations have been fully depreciated in 2002, such that there has been no difference in equity since December 31, 2002.

          f.   Pension

               In 1994 and 1998, the Company provided increases in pension benefits for pensioners. Under Indonesian GAAP, the prior service costs attributable to the increases in pension benefits for pensioners were directly charged to expense in those years. Under U.S. GAAP, because the majority of plan participants are still active, such prior service costs are deferred and amortized systematically over the estimated remaining service period for active employees.

               Under Indonesian GAAP, the Company amortizes the cumulative unrecognized actuarial gain or loss over four years. Under U.S. GAAP, any cumulative unrecognized actuarial gain or loss exceeding 10% of the greater of the projected benefit obligation or the fair value of plan assets is recognized in the statement of income on a straight-line basis over the expected average remaining service period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

57. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)

     (1) DESCRIPTION OF DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

          f.   Pension (continued)

               Under U.S. GAAP, the Company would be required to recognize an additional minimum liability when the accumulated benefit obligation exceeds the fair value of the plan assets, and an equal amount would be recognized as an intangible asset, provided that the asset recognized does not exceed the amount of unrecognized prior service cost.

          g.   Equity in Net Income or Loss of Associated Companies

               The Company records its equity in net income or loss of associated companies based on the associates' financial statements that have been prepared under Indonesian GAAP.

               For U.S. GAAP reporting purposes, the Company recognized the effect of the differences of U.S. GAAP and Indonesian GAAP in the investment accounts and its share of the net income or loss of those associates.

          h.   Land Rights

               In Indonesia, the title of land rests with the State under the Basic Agrarian Law No. 5 of 1960. Land use is accomplished through land rights whereby the holder of the right enjoys the full use of the land for a stated period of time, subject to extensions. The land rights generally are freely tradeable and may be pledged as security under borrowing agreements. Under Indonesian GAAP, land ownership is not depreciated unless it can be foreseen that the possibility for the holder to obtain an extension or renewal of the rights is remote.

               Under U.S. GAAP, the cost of land rights is amortized over the economic useful life which represents the contractual period of the land rights.

          i.   Equipment to be Installed

               Under Indonesian GAAP, temporarily idle equipment or equipment that is awaiting installation is not depreciated.

               Under U.S. GAAP, temporarily idle equipment should continue to be depreciated. In 2002, prior year equipment to be installed was fully installed and their carrying values have been reclassified to property, plant and equipment.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

57. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)

     (1) DESCRIPTION OF DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

          j.   Revenue Recognition

               Under Indonesian GAAP, revenues from cellular and fixed wireless services connection fees are recognized as income when the connection takes place (for postpaid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service). Installation fees for wire line services are recognized at the time of installation. The revenue from calling cards ("Kartu Telepon") is recognized when the Company sells the card.

               Under U.S. GAAP, revenue from front-end fees and incremental costs up to, but not exceeding such fees, are deferred and recognized over the expected term of the customer relationship. Revenues from calling cards are recognized upon usage or expiration.

          k.   Goodwill

               Under Indonesian GAAP, goodwill is amortized over a period, not exceeding 20 years, that it is expected to benefit the Company.

               Under U.S. GAAP, effective January 1, 2002, goodwill is no longer amortized but rather subjected to a test for impairment.

          l.   Capital Leases

               Under Indonesian GAAP, a leased asset is capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, and
               (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and related interest, and (c) there is a minimum lease period of 2 years.

               Under U.S. GAAP, a leased asset is capitalized if one of the following criteria is met: (a) there is an automatic transfer of ownership at the end of the lease term; or (b) the lease contains a bargain purchase option; or (c) the lease term is for 75% or more of the economic life of the asset; or (d) the lease payments are at least 90% of the fair value of the asset.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

57. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)

     (1) DESCRIPTION OF DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

          m.   Acquisition of Dayamitra

               On May 17, 2001 the Company acquired a 90.32% interest in Dayamitra and contemporaneously acquired a call option to buy the other 9.68% at a fixed price at a stated future date, and provided to the minority interest holder a put option to sell the other 9.68% to the Company under those same terms; meaning that the fixed price of the call is equal to the fixed price of the put option. Under U.S. GAAP, the Company should account for the option contracts on a combined basis with the minority interest and account for it as a financing of the purchase of the remaining 9.68% minority interest. As such, under U.S. GAAP, the Company has consolidated 100% of Dayamitra and attributed the stated yield earned under the combined derivative and minority interest position to interest expense since May 17, 2001.

               On December 14, 2004 the Company exercised the option to acquire the 9.86% interest in Dayamitra.

               Under Indonesian GAAP, prior to December 14, 2004, the Company accounted for the remaining 9.68% of Dayamitra as minority interest. In addition, the option price that has been paid by the Company was presented as "Advance payments for investments in shares of stock." The Company started consolidating the remaining 9.68% of Dayamitra on December 14, 2004 following the exercise of the option.

               The difference in the timing of the 9.68% ownership interest recognition gives rise to differences in the timing and amounts of purchase consideration and liability recognized under Indonesian GAAP and U.S. GAAP.

          n. Reversal of Difference Due to Change of Equity in Associated Companies

               Under Indonesian GAAP, differences previously credited directly to equity as a result of equity transactions in associated companies are released to the statement of income upon the sale of an interest in the associate in proportion with the percentage of the interest sold.

               Under U.S. GAAP, it is the Company's policy to include differences resulting from equity transactions in associated companies in equity. Such amounts can not be released to the statement of income and consequently remain in equity indefinitely.

          o.   Asset Retirement Obligations

               Under Indonesian GAAP, legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived assets are charged to current operations as incurred.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

57. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)

     (1) DESCRIPTION OF DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

          o.   Asset Retirement Obligations (continued)

               Under U.S. GAAP, the obligations are capitalized to the related long-lived assets and depreciated over the useful life of the assets. The Company and its subsidiaries identified their Asset Retirement Obligations by reviewing contractual agreements to identify whether the Company and its subsidiaries are required to settle any obligations as a result of the prevailing laws, statute, ordinance, written or by legal construction of a contract under the doctrine of promissory estoppel.

          p.   Deferred Income Taxes

               Under Indonesian GAAP, the Company does not recognize deferred taxes on temporary differences between the financial statement carrying amounts and tax bases of equity method investments when it is not probable that these differences will reverse in the foreseeable future.

               Under U.S. GAAP, deferred taxes are recognized in full on temporary differences between the financial statement carrying amounts and tax bases of equity method investments.

          q.   Impairment of Assets

               Under Indonesian GAAP, an impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount of fixed asset is the greater of its net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss can be reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

               Under U.S. GAAP, an impairment loss is recognized whenever the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. An impaired asset is written down to its estimated fair value based on quoted market prices in active markets or discounting estimated future cash flows. Reversals of previously recognized impairment losses are prohibited.

               There were no impairment charges recognized by the Company and therefore there were no differences between Indonesian GAAP and U.S. GAAP.

          r.   Gain (loss) on Disposal of Property, Plant and Equipment

               Under Indonesian GAAP, the Company classifies gain (loss) on disposal of property, plant and equipment as a component of other income (expense) which is excluded from determination of operating income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

57. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)

     (1) DESCRIPTION OF DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

          r.   Gain (loss) on Disposal of Property, Plant and Equipment
               (continued)

               Under U.S. GAAP, gain (loss) on disposal of property, plant and equipment is classified as a component of operating expenses and hence included in the determination of operating income.

     (2) A summary of the significant adjustments to consolidated net income for the nine months period ended September 30, 2004 and 2005 and to consolidated stockholders' equity as of September 30, 2004 and 2005 which would be required if U.S. GAAP had been applied, instead of Indonesian GAAP, in the consolidated financial statements are set forth below:

                                                    NOTE      2004        2005
                                                    ----   ---------   ---------
Net income according to the consolidated
   statements of income prepared under
   Indonesian GAAP                                         4,855,530   5,781,633
                                                           =========   =========
U.S. GAAP adjustments - increase
   (decrease) due to:
   Termination benefits                              (a)       6,988       6,071
   Capitalization of foreign exchange
      differences, net of related depreciation of    (b)      17,891      56,681
   Interest capitalized on property under
      construction, net of related depreciation      (c)      17,474      16,959
   Revenue-sharing arrangements                      (d)     369,502      84,317
   Pension                                           (f)     235,402     156,935
   Equity in net income/ (loss) of associated
      companies                                      (g)        (371)        (46)
   Amortization of land rights                       (h)      (7,505)    (11,128)
   Revenue recognition                               (j)     (24,890)     (8,703)
   Goodwill                                          (k)      14,182      15,952
   Capital leases                                    (l)      12,442      17,689
   Adjustment for consolidation of Dayamitra         (m)     (25,677)     (1,441)
   Asset retirement obligations                      (o)     (22,286)       (424)
   Deferred income tax:                              (p)
      Deferred income tax effect on U.S. GAAP
         adjustments                                        (156,155)     86,356
                                                           ---------   ---------
                                                             436,997     419,218
   Minority interest                                         (21,024)    (18,851)
                                                           ---------   ---------
   Net adjustments                                           415,973     400,367
                                                           ---------   ---------
Net income in accordance with U.S. GAAP                    5,271,503   6,182,000
                                                           =========   =========
Net income per share                                          261.48      306.65
                                                           =========   =========
Net income per ADS (40 Series B shares per ADS)            10,459.33   12,265.87
                                                           =========   =========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

57. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)

     (2)  (continued)

                                                           NOTE      2004         2005
                                                           ----   ----------   ----------
Equity according to the consolidated balance sheets
   prepared under Indonesian GAAP                                 18,309,522   22,665,291
                                                                  ==========   ==========
U.S. GAAP adjustments - increase (decrease) due to:
   Early retirement benefits                                (a)        6,988        6,071
   Capitalization of foreign exchange differences -
      net of related depreciation                           (b)     (532,582)    (492,205)
   Interest capitalized on property under construction -
      net of related depreciation                           (c)      119,286      145,573
   Revenue-sharing arrangements                             (d)      257,112     (208,010)
   Revaluation of property, plant and equipment:            (e)
      Increment                                                     (664,974)    (664,974)
      Accumulated depreciation                                       664,974      664,974
   Pension                                                  (f)      357,558      592,961
   Equity in net income/ (loss) of associated companies     (g)      (18,623)     (18,475)
   Amortization of landrights                               (h)      (72,715)     (90,246)
   Revenue recognition                                      (j)     (793,439)    (723,093)
   Goodwill                                                 (k)       56,721       79,761
   Capital leases                                           (l)       33,565       35,377
   Adjustment for consolidation of Dayamitra                (m)      (64,396)     (63,167)
   Asset retirement obligations                             (o)         (848)      (2,120)
   Others                                                           (446,664)    (202,992)
   Deferred income tax:
      Deferred income tax on equity method investments      (p)       52,186       39,344
      Deferred income tax effect on U.S. GAAP
         adjustments                                                 299,670      254,868
                                                                  ----------   ----------
                                                                    (746,181)    (646,353)
   Minority interest                                                  44,896      (13,088)
                                                                  ----------   ----------
   Net adjustments                                                  (701,285)    (659,441)
                                                                  ----------   ----------
   Equity in accordance with U.S. GAAP                            17,608,237   22,005,850
                                                                  ==========   ==========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

57. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)

     (2)  (continued)

          The changes in stockholders' equity in accordance with U.S. GAAP for the nine months period ended September 30, 2004 and 2005 are as follows:

                                                    2004         2005
                                                 ----------   ----------
Equity at beginning of year                      16,284,692   19,570,912
Changes during the year:
   Net income under U.S. GAAP                     5,271,503    6,182,000
   Dividends                                     (4,006,446)  (3,750,194)
   Unrealized gain on investment in securities
                                                        490           --
   Other comprehensive income, net of tax
                                                     57,998        3,132
                                                 ----------   ----------
Equity at end of year                            17,608,237   22,005,850
                                                 ==========   ==========

          With regard to the consolidated balance sheets, the following significant captions determined under U.S. GAAP would have been:

                                                     2004         2005
                                                  ----------   ----------
Consolidated balance sheets
Current assets                                    11,120,401   10,311,419
Non-current assets                                45,215,595   48,840,058
                                                  ----------   ----------
Total assets                                      56,335,996   59,151,477
                                                  ==========   ==========
Current liabilities                               13,013,290   11,997,267
Non-current liabilities                           21,309,020   19,270,925
                                                  ----------   ----------
Total liabilities                                 34,322,310   31,268,192
Minority interest in net assets of subsidiaries    4,405,448    5,877,435
Equity                                            17,608,238   22,005,850
                                                  ----------   ----------
Total liabilities and equity                      56,335,996   59,151,477
                                                  ==========   ==========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

57. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)

     (3) ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP AND U.S. SEC

          a.   Income Tax

               The reconciliation between the expected income tax provision in accordance with U.S. GAAP and the actual provision for income tax recorded in accordance with U.S. GAAP is as follows:

                                                            2004         2005
                                                         ----------   ----------
Consolidated income before tax in accordance
   with U.S. GAAP                                         9,869,263   12,020,517
Income tax in accordance with U.S. GAAP
   at 30% statutory tax rate                              2,960,761    3,606,138
                                                         ----------   ----------
Effect of non-deductible expenses (non-taxable income)
   at the enacted maximum tax rate (30%)
   Net periodic post-retirement benefit cost                106,001      130,962
   Amortization of discount on promissory notes
      and other borrowing costs                              26,662       22,509
   Employee benefits                                         18,945       12,354
   Permanent differences of the KSO Units                    13,237       10,335
   Interest income subject to final tax                     (39,214)     (52,290)
   Equity in net (income) loss of associated
      companies                                            (143,521)    (867,540)
   Others                                                   206,629      864,948
                                                         ----------   ----------
   Total                                                    188,739      121,278
                                                         ----------   ----------
Provision for income tax in accordance
   with U.S. GAAP                                         3,149,500    3,727,416
                                                         ==========   ==========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

57. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)

     (3) ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP AND U.S. SEC (continued)

          a.   Income Tax (continued)

               For the nine months period ended September 30, 2004 and 2005, all of the Company's operating revenues occurred in Indonesia, and accordingly, the Company has not been subject to income tax in other countries.

                                                             2004         2005
                                                          ----------   ----------
DEFERRED TAX ASSETS
Trade accounts receivable                                    145,200      306,971
Inventories                                                   12,533       13,703

Provision for long service awards                            154,503      165,760
Long-term investments                                             --      (19,382)

Liabilities for acquisitions of subsidiaries and KSO IV    1,074,804    1,024,536
Provision for employee benefits                               90,934       24,670

Others                                                       239,598      207,622
                                                          ----------   ----------
Total                                                      1,717,572    1,723,880
                                                          ----------   ----------
DEFERRED TAX LIABILITIES
Property, plant and equipment                             (2,297,251)  (1,945,252)
Long-term investments                                        (54,129)     (19,356)
Pension benefit costs                                        (51,321)     (51,034)
Intangible assets                                         (1,675,188)    (208,813)
Temporary differences of subsidiaries                       (696,826)  (2,520,536)
Prepaid expenses and other receivables                        (1,138)     (42,859)
                                                          ----------   ----------
Total                                                     (4,775,853)  (4,787,850)
                                                          ----------   ----------
Total deferred tax liabilities - net                      (3,058,281)  (3,063,970)
                                                          ==========   ==========

               Benefits enjoyed by pensioners fall under the category of benefits in kind which are non-deductible expenses under Indonesian tax laws.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

57. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)

     (3) ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP AND U.S. SEC (continued)

          b.   Fair Value of Financial Instruments

               The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

               CASH AND CASH EQUIVALENTS AND TEMPORARY INVESTMENTS

               The carrying amount approximates fair value because of the short-term nature of the instruments.

               SHORT-TERM BANK LOANS

               The carrying amount approximates fair value because of the short-term nature of the instruments.

               LONG-TERM LIABILITIES

               (i) The fair value of two-step loans are estimated on the basis of the discounted value of future cash flows expected to be paid, considering rates of interest at which the Company could borrow as of the respective balance sheet dates.

                    For purposes of estimating the fair value of two-step loans, the Company has used the average Rupiah borrowing rates of 12.5% and 15.5%, the average U.S. Dollar borrowing rate of 6.22% and 7.72%, and the respective average borrowing rates for 2004 and 2005 for the debt in other currencies. Under the current environment, an estimate of the interest rates as of a point in time, given the significance of the Company's debt and the general unavailability of funds, is difficult. For one percentage point increase in the above-mentioned borrowing rates, the fair value of the Company's long-term two-step loans at September 30, 2005 would decrease by Rp225,500 million.

               (ii) The fair value of long-term bank loan is estimated on the basis of the discounted value of future cash flows expected to be paid, considering rates of interest at which the Company could borrow as of the balance sheet date.

               (iii) The fair value of the liabilities of acquisitions
                    subsidiaries and KSO IV are estimated on the basis of the discounted future cash flows expected to be paid.

               (iv) The fair value of the bonds and guaranteed notes are based on market prices at balance sheet date.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

57. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)

     (3) ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP AND U.S. SEC (continued)

          b.   Fair Value of Financial Instruments (continued)

               The estimated fair values of the Company and its subsidiaries' financial instruments are as follows:

                                                              CARRYING      FAIR
2005                                                           AMOUNT      VALUE
----                                                         ---------   ---------
Cash and cash equivalents                                    5,447,032   5,447,032
Short-term bank loans                                          675,190     675,190
Long-term liabilities:
   Two-step loans                                            5,740,812   5,154,683
   Liabilities for acquisitions of subsidiaries and KSO IV   4,276,273   4,300,529
   Bank loans                                                2,450,838   2,409,471
   Bonds                                                       990,529   1,036,207
   Medium-term notes                                           789,123     813,474

               The methods and assumptions followed to determine the fair value estimates are inherently judgmental and involve various limitations, including the following:

               i. Fair values presented do not take into consideration the effect of future currency fluctuations.

               ii. Estimated fair values are not necessarily indicative of the amounts that the Company and its subsidiary would record upon disposal/termination of the financial instruments.

          c.   Research and Development

               Research and development expenditures, as determined under U.S. GAAP, amounted to approximately Rp9,460 million and Rp6,689 million in 2004 and 2005, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004 (restated) AND 2005,
AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2004 (restated) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

57. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)

     (3) ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP AND U.S. SEC (continued)

          d.   Comprehensive Income

                                                              2004        2005
                                                           ---------   ---------
Net income under U.S. GAAP                                 5,271,503   6,182,000
Unrealized holding gain on available-for-sale securities         884       3,132
Foreign exchange translation of associates                     3,754          --
                                                           ---------   ---------
                                                           5,276,141   6,185,132
                                                           =========   =========

               Adjustments to net income to arrive at comprehensive income include foreign currency translation adjustments and unrealized holding gains (losses) of available-for-sale securities. The foreign exchange translation of associates is reported net of income tax of Rp3,754 million and nil for the nine months period ended September 30, 2004 and 2005, respectively.

          e.   Recent Accounting Pronouncements

               SFAS No. 154 "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." In May 2005, FASB issued SFAS No. 154 which establishes guidance on how the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

58.  RECLASSIFICATION OF ACCOUNTS

     Certain accounts in the September 30, 2004 and nine months period ended September 30, 2004 consolidated financial statements had been reclassified to conform with the presentation of accounts in the September 30, 2005 and for the nine months period ended September 30, 2005 consolidated financial statements.